Exhibit 99.1

2021 Annual Report

Building for a sustainable future

Algonquin

Liberty

 2021 Annual Report  Building  for a  sustainable future

Algonquin Power & Utilities Corp.

2021 annual report

Corporate profile	**III**
Letter to shareholders	**IV**
2021 stats at a glance	**VI**
Renewable Energy Group	**VII**
Regulated Services Group	**VII**
Financial highlights	**VIII**
Growth Pillar	**X**
Sustainability Pillar	**XII**
Operational Excellence Pillar	**XIV**
Appendices	
Management Discussion & Analysis	**1**
Management's Report	**71**
Independent Auditor's Report	**72**
Consolidated Financial Statements	**75**
Notes to the Consolidated Statements Financial	**83**
Algonquin's leadership	**149**
Corporate info	**BC**

II

 III  IV  Algonquin Power & Utilities Corp.  2021 annual report  Corporate profile Letter to shareholders 2021 stats at a glance  VI  VII  VII  VIII  X  XII  XIV  1  71  72  75  83  Renewable Energy Group  Regulated Services Group Financial highlights Growth Pillar Sustainability Pillar  Operational Excellence Pillar Appendices  Management Discussion & Analysis Management’s Report Independent Auditor’s Report Consolidated Financial Statements Notes to the Consolidated  Statements Financial  Algonquin’s leadership Corporate info  149  BC  II

 Corporate profile  Algonquin Power & Utilities Corp. (“AQN”, the “Company”, or “we”), parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its  two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission,  and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy  through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.  AQN is committed to delivering growth and the pursuit  of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.  Forward-looking information  This document contains statements that constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively, “forward-looking information”). The words “will”, “anticipates”, “expects”, “intends”, “may”, “pending”, “target”, “could”, “would”, “plans”, “potential”, and similar words and expressions are often intended to identify forward-looking statements, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to: expected future growth, earnings, and results of operations; ongoing and planned acquisitions, projects, and initiatives, including expected increases in customer connections from acquisitions; statements regarding the Company’s sustainability and environmental, social, and governance goals, including its net-zero by 2050 target; expectations regarding future "greening the fleet" initiatives, including with respect  to Kentucky Power Company; expected generating capacity of renewable energy projects and facilities; expectations regarding the completion and pending closing of Kentucky Power acquisition; and expected customer benefits. Readers are advised that all forward-looking information in this document is provided subject to the ”Caution Concerning Forward-Looking Statements and Forward-Looking Information” section of the Management Discussion & Analysis section of this Annual Report.  AlgonquinPowerandUtilities.com  TSX/NYSE: AQN  III  Algonquin | 2021 Annual Report

 "In 2021, Algonquin successfully delivered on many of its strategic initiatives, including the continued execution of several new renewable projects  and further advancement of sustainability goals,  all underpinned by our three strategic pillars."  Kenneth Moore,  Chair of the Board  Arun Banskota,  President and  Chief Executive Officer  IV

 Letter from the Chair,  and President and Chief Executive Officer  Dear fellow shareholder,  2021 marked an exciting year of growth, innovation, and success, and laying the foundations for long-term value creation. Our employees made significant progress in 2021, and these successes are a testament to our entrepreneurial spirit, owner mindset, and customer-centric approach.  This, combined with our culture of teamwork and inclusion, translates into delivered results that we are pleased  to share with you. 2021 was a busy year for AQN, with approximately 1,200 MW of new renewable projects added. We announced an agreement to acquire Kentucky Power Company and AEP Kentucky Transmission Company,  Inc., which would represent the largest acquisition in the Company’s history and would add approximately  228,000 new customer connections upon closing. On the sustainability front, we announced our target to achieve net-zero by 2050 for scope 1 and 2 greenhouse gas emissions across AQN’s business operations. These accomplishments were underpinned by our three strategic pillars of Growth,  Operational Excellence, and Sustainability, which serve as a key foundation as we continue to build the business.  Strength in Diversity  Whether through diversification of assets, modality, geography or talent, diversity at AQN has been an important factor in the Company’s resiliency and success.  In 2021, AQN showcased its strength in diversity on both the acquisition and ESG fronts. During the year, AQN completed the acquisition of the North Fork Ridge,  Kings Point, and Neosho Ridge Wind Facilities. As a result, the Regulated Services Group successfully completed the construction and acquisition of all the wind facilities related to its Midwest 'greening the fleet' initiative.  This diversification of assets and modalities consisted of 600 MW of new wind energy generation which is expected to provide long-term benefits to electricity customers.  At AQN, we are also committed to fostering a more inclusive and equitable workplace. We are proud that AQN has been included in the Bloomberg Gender Equality Index for the third year in a row and in the Globe and Mail’s Women Lead Here benchmark for the second year in a row.  In the third quarter of 2021, we welcomed Helen Bremner, Executive Vice President, Strategy and Sustainability,  to our Executive Management Team. At the end of 2021, we are delighted to report that AQN’s Board of Directors and Executive Management Team are now comprised of 38% and 40% of female leadership, respectively.  Strong Financial Results  We are pleased to report another solid year of financial results for 2021, which saw year-over-year growth  in a number of the Company’s key financial metrics. As a testament to our strong growth program, asset growth increased 27% year-over-year, as AQN recorded over $16 billion in total assets for the year ended 2021.  The Company's financial performance supported a 10% increase in our common share dividend, which has seen over ten consecutive years of double-digit growth.  AQN has a history of providing long-term value to shareholders. Over the five- and ten-year periods ended December 31, 2021, AQN has delivered 101% and 350%, respectively, of total shareholder returns on the Toronto Stock Exchange, outperforming key market and utility sector peer group averages. Also, over the five-year period ended December 31, 2021, AQN delivered a compound annual growth rate of 11.1% for Adjusted Net Earnings per Share1 and 4.4% for net earnings attributable to shareholders.  The Path Ahead  At our 2021 Analyst and Investor Day, we discussed the Company’s updated five-year strategic and  capital expenditure plan, with approximately $12.4 billion of growth opportunities allocated across the regulated and renewable business groups from 2022 through 2026. In our regulated business, we are focused on the pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc., while continuing to invest  in the rate base to improve the safety, security, reliability, and resiliency of our utilities. In our renewables business, we converted 600 MW from our inaugural prospective greenfield pipeline into our new five-year capital plan, while growing the Company’s updated greenfield pipeline to 3,800 MW. Another important initiative establishing a strong foundation for future growth is the Company’s 1,700 MWhr pipeline of prospective energy storage projects.  We continue to remain focused on the execution of these strategic growth plans and are excited about the prospects for AQN’s regulated and renewables businesses, which are well-positioned to contribute to and benefit from  the ongoing decarbonization transformation.  Of course, we could not have done this without the continued support of our stakeholders. We are grateful to our diverse team of employees for their perseverance, professionalism, and entrepreneurial spirit. Our sincere gratitude also goes to our Board of Directors for their  invaluable guidance. Finally, we would like to offer a heartful thank you to our valued shareholders for the ongoing trust and support as we continue to deliver on our vision for the Company: sustaining energy and water for life.  Yours Sincerely,  Kenneth Moore,  Chair of the Board  Arun Banskota,  President and Chief Executive Officer  1) “Adjusted Net Earnings per Share” is not a recognized measure under U.S. GAAP (as defined herein).  Please refer to note 1 under the heading “Financial highlights” on page VIII for more information about this Non-GAAP Measure.  V  Algonquin | 2021 Annual Report

2021 stats at a glance[1]

Founded in
1988

Over $16 billion
total assets

~$9.7 billion
market cap (NYSE)

8,773 miles
of gas distribution lines

14,310 miles
of electricity distribution lines

5,318 miles
of water distribution mains

~307,000
electric customer connections

~373,000
natural gas customer connections

~413,000
water and wastewater customer connections

1,541
wind turbines

1,217,680
solar panels

55
hydroelectric generators

3,400+
employees

Headquartered in
Greater Toronto Area,
Ontario

VI

 2021 stats at a glance1  1) Data in this report is provided as of December 31, 2021 unless otherwise stated. Dollar figures herein are presented in U.S. dollars unless otherwise stated.  ~307,000  electric customer connections  Founded in  1988  8,773 miles  of gas distribution lines  ~373,000  natural gas customer connections  Over  $16 billion  total assets  14,310 miles  of electricity distribution lines  ~413,000  water and wastewater customer connections  ~$9.7 billion  market cap (NYSE)  5,318 miles  of water distribution mains  55  hydroelectric generators  1,217,680  solar panels  Headquartered in  Greater Toronto Area,  Ontario  1,541  wind turbines  3,400+  employees  VI

 Renewable Energy Group  connections  ~1,093,000  2  228,000  additional anticipated connections3  ~$10.5  billion  regulated utility assets  13  U.S. states,  1 Canadian province, Bermuda, and Chile  41  renewable and clean energy facilities  ~2.3 GW  gross installed capacity  ~1.4 GW  net generating capacity investments  ~$6.1  billion  non-regulated power generation assets1  Does not include 125,000 customer connections added upon acquisition of New York American Water Company, Inc, effective January 1, 2022.  Reflects pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc.  1) Includes a proportionate amount based on AQN’s ~44% equity interest in Atlantica Sustainable Infrastructure plc’s wind and solar assets as of December 31, 2021.  The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable and clean power generation facilities primarily located across Canada and the United States. Its directly owned and operated diversified fleet of hydroelectric, wind, solar, and thermal facilities have a combined gross generating capacity of approximately 2.3 GW. Approximately 82% of the electrical output is sold pursuant  to long-term contractual agreements which have a production-weighted average remaining contract life of approximately 12 years.  In addition to its directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of  net generating capacity, including AQN’s interest in Atlantica Sustainable Infrastructure plc.  Regulated Services Group  The Regulated Services Group operates a diversified portfolio of regulated electric, natural gas, water and wastewater collection utility systems, and transmission operations, which collectively serve approximately 1,093,000 customer connections located in the United States, Canada, Bermuda, and Chile. The Regulated Services Group seeks  to provide safe, high-quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver continued growth through accretive acquisitions of additional utility systems.  VII  Algonquin | 2021 Annual Report

 Twelv Months Ended December 31  2021  2020  2019  Revenue  Renewable Energy Group  268.0  256.0  256.5  Regulated Services Group  1,944.2  1,386.0  1,368.4  Corporate  -  -  1.5  Total Revenue  2,212.1  1,642.0  1,626.4  Net Earnings attributable to shareholders  264.9  782.5  530.9  Adjusted EBITDA1  1,076.9  869.5  838.6  Earnings, Funds from Operations and Dividends  Cash provided by operating activities  157.5  505.2  611.3  Adjusted Funds from Operations1  757.9  600.2  566.2  Adjusted Net Earnings1  449.6  365.8  321.3  Per Share1  0.71  0.64  0.63  Dividends to Shareholders  423.0  344.4  277.8  Per Share  0.67  0.61  0.55  Balance Sheet Data  Total Assets  16,785.8  13,224.1  10,920.8  Long Term Debt (includes current portion)  6,211.7  4,538.8  3,932.2  Number of Shares outstanding as of Dec. 31  671,960,276  597,142,219  524,233,323  Renewable energy production (% of long term average)  90%  91%  95%  Utility Connections  1,093,000  1,086,000  804,000  Financial highlights  (in USD millions except per share information)  1. The terms “Adjusted EBITDA”, “Adjusted Net Earnings”, “Adjusted Net Earnings per Share” and “Adjusted Funds from Operations” (together, the “Non-GAAP Measures”) are used in this Annual Report. The Non-GAAP Measures are not recognized measures under United States generally accepted accounting principles  (“U.S. GAAP”). There is no standardized measure of the Non-GAAP Measures. Consequently, AQN’s method of calculating the Non-GAAP Measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation and analysis of the Non-GAAP Measures and a reconciliation to the most comparable U.S. GAAP measure can be found in the Management Discussion & Analysis section of this Annual Report under the headings “Caution Concerning Non-GAAP Measures” and “Non-GAAP Financial Measures”.  VIII

Total assets

(in millions)

$10,920.8
$13,224.1
$16,785.8
2019
2020
2021

Further growth in the common share dividend
$0.67
+10%

Adjusted EBITDA
$1,077 million
+23%

Adjusted net earnings
$449.6 million
+22%

Adjusted net earnings per share
$0.71
+12%

Relative performance

Algonquin | 2021 Annual Report IX

 Algonquin Share Price (TSX)  Dec. 31, 2020 – $201.03  $225  $200  $150  $175  $125  $100  Jan. 1, 2017  Dec. 31, 2017  Dec. 31, 2018  Dec. 31, 2019  Dec. 31, 2020  Dec. 31, 2021  S&P/TSX Capped Utilities Index  Dec. 31, 2020 – $180.70  S&P/TSX Composite Index  Dec. 31, 2020 – $161.34  2019  $10,920.8  $13,224.1  $16,785.8  2020  2021  Adjusted net earnings  $449.6 million  +22%  Adjusted EBITDA  $1,077 million  +23%  Adjusted net earnings per share  $0.71  +12%  Further growth in the common share dividend  $0.67  +10%  Total assets  (in millions)  Relative performance  Value of $100 Invested on January 1, 2017 (Assumes Reinvestment of all Dividends)  IX  Algonquin | 2021 Annual Report

 X

 Growth Pillar  Advancing our strategic plan  2021 saw the successful execution of previously announced strategic growth plans. In 2021, AQN successfully completed the construction and acquisition of all  the wind facilities related to its inaugural 'greening the fleet' initiative. The initiative consisted of 600 MW of new strategically located wind energy generation which is expected to provide benefits to the Regulated Services Group's electric customers in Missouri, Arkansas, Oklahoma, and Kansas.  In the third quarter of 2021, AQN entered into an agreement to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Acquisition”). Upon closing, the Kentucky Acquisition is expected to add approximately 228,000 new customer connections. The Kentucky Acquisition is well aligned with the Company's three Strategic Pillars of Growth, Operational Excellence, and Sustainability.  On Growth, the Kentucky Acquisition is expected to add over $2.0 billion of  regulated rate base assets in a favourable regulatory jurisdiction. Consistent with the Company's Sustainability pillar,  AQN intends to leverage its ‘greening the fleet’ capabilities as a renewable energy developer, with an opportunity to explore the potential to replace over 1 GW of fossil fuel generation capacity with renewables.  Leveraging its expertise in financing, development, and construction, the Company continued to execute on its partnerships with commercial and industrial customers to help them achieve their corporate targets for cleaner energy.  In 2021, the Renewable Energy Group achieved full commercial operations at its Maverick Creek Wind Facility  (“Maverick Creek”) and Altavista Solar Facility (“Altavista”). Maverick Creek is the Renewable Energy Group's 14th wind powered electric generating facility and is expected to generate approximately 1,920 GWhr of energy per year with the majority of output being sold through  two long-term power purchase agreements with investment grade rated entities.  Altavista is the Renewable Energy Group's sixth solar powered electric generating facility and is expected to generate approximately 174 GWhr of energy per year with the majority of output being sold to Facebook Operations, LLC, a wholly-owned subsidiary of Meta.  Finally, 2021 was a record year for AQN with approximately 1,200 MW of new renewable projects added. This achievement in the midst of the COVID-19 pandemic, and supply chain challenges, is a testament  to the hard work and entrepreneurial culture of the Company’s employees.  XI  Algonquin | 2021 Annual Report

 XII

 Sustainability Pillar  Leader in sustainability  With more than 30 years of experience developing and operating renewable and clean energy facilities, sustainability has long been part of AQN’s DNA and  is embedded in the Company’s business strategy. Sustainability is not a top-down directive in our organization but is embraced by our employees across the business. Our dedicated regional  sustainability councils have demonstrated a deep-rooted commitment to sustainability through the development of robust regional plans and grassroots initiatives that operationalize our  ESG strategy on a local level.  In 2021, we made meaningful progress in driving sustainable practices across each of the Company’s business segments, resulting in the reduction of the Company’s annual carbon emissions by more than  1 million metric tons relative to 2017 levels.  By implementing pipeline upgrades  in the Company’s natural gas distribution business, the Company has achieved  a total reduction of 1,500 metric tons in aggregate methane emissions in that business since 2017. In addition, this past year AQN recharged more than 2.4 million litres of water back into the water table and enabled the reuse of approximately 2.1 million litres of recycled water.  AQN further embedded sustainability into its business strategy by announcing a commitment to achieve net-zero emissions by 2050 for scope 1 and scope 2 emissions. This target is expected to serve as a strategic guardrail for AQN’s business groups and drive alignment across the business for long-term planning and strategy development. As we approach the end of the timeframe for the Company’s nine 2023 ESG-linked goals, established  in 2019, the Company intends to launch a new set of interim targets to support its decarbonization initiatives on the pathway to 2050.  With accountability and transparency at the heart of AQN’s sustainability commitments, we continue to improve our ESG disclosures each year. In October, AQN released its 2021 ESG Report. The Company also developed an ESG data hub on its website to improve user experience and centralize the availability of enhanced ESG data.  Finally, AQN continues to be recognized for its sustainability performance. For the third year in a row, AQN has been included in the Bloomberg Gender Equality Index.  AQN’s inclusion in this index is a testament to its continued commitment to improve gender equality and transparency as it targets above-market gender representation at the board and executive levels.  These achievements, along with many more, come together to underscore AQN’s commitment to ESG leadership and sustainable business practices  to build a cleaner energy future.  XIII  Algonquin | 2021 Annual Report

 Operational Excellence Pillar  Operational excellence in action  At AQN, our vision of operational excellence is focused on safety, security, and reliability.  AQN has and continues to demonstrate ongoing resiliency, while keeping the health, safety,  and well-being of our employees, customers, and communities a top priority.  We also have an exceptional track record  of smooth integration of our utility acquisitions. 2021 marked the first full year of contribution from ESSAL and BELCO to the Company's utility portfolio, with both utilities having been successfully integrated into AQN’s operations.  ~60 point improvement in  J.D. Power Customer Satisfaction  Scores  over 2017 levels  100% improvement in Safety  Lost Time Injury Rate over 2017 levels  17% improvement in Reliability  5-year System Average Interruption Frequency Index over 2017 levels  XIV

Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“AQN” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and twelve months ended December 31, 2021. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with AQN’s annual consolidated financial statements for the years ended December 31, 2021 and 2020. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.AlgonquinPowerandUtilities.com. Additional information about AQN, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the years ended December 31, 2021 and 2020 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.
This MD&A is based on information available to management as of March 3, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

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Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings (including 2022 Adjusted Net Earnings per common share) and results of operations; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the impact of the 2019 novel coronavirus (“COVID-19”) on the Company; expectations regarding the use of proceeds from financings; ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results, ownership structures, offtake arrangements, regulatory matters, in-service dates and completion dates; expectations regarding the anticipated closing of the Kentucky Power Transaction (as defined herein); expectations regarding the purchase price for the Kentucky Power Transaction and the expected financing thereof; the anticipated benefits of the Kentucky Power Transaction, including the impact of the Kentucky Power Transaction on the Corporation’s business, operations, financial condition, cash flows and results of operations; expectations regarding the Corporation’s and Kentucky Power’s (as defined herein) rate base; business mix and sustainability objectives following completion of the Kentucky Power Transaction; expectations regarding the timing for the transfer or retirement (for rate-making purposes in Kentucky) of the Mitchell Plant (as defined herein); expectations regarding cost recovery of amounts incurred by Empire in connection with the Midwest Extreme Weather Event (as defined herein) and retirement of the Asbury coal plant; expectations regarding the Company's corporate development activities and the results thereof, including the expected business mix between the Regulated Services Group and Renewable Energy Group; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the impacts and outcomes thereof; expected future generation of the Company’s energy facilities; expected timing for signing a General Interconnection Agreement at the Neosho Ridge Wind Facility; statements regarding the Company’s sustainability and environmental, social and governance goals, including its net-zero by 2050 target; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding future "greening the fleet" initiatives, including with respect to Kentucky Power; expectations regarding opportunities for the development of renewable natural gas facilities and cost recovery thereof; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; strategy and goals; dividends to shareholders; expectations regarding the impact of tax reforms; credit ratings and equity credit from rating agencies; anticipated customer benefits; the future impact on the Company of actual or proposed laws, regulations and rules; accounting estimates; interest rates and currency exchange rates. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of a material increase in the costs of compliance with environmental laws following the completion of the Kentucky Power Transaction; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments, materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; favourable relations with external stakeholders; favourable labour relations; the realization of the anticipated benefits of the Kentucky Power Transaction, including that it will be accretive to the Corporation’s Adjusted Net Earnings per common share; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the successful transfer of operational control over the Mitchell Plant to Wheeling Power Company; the transfer of the Mitchell Plant being implemented in accordance with the Corporation’s expectations; the absence of

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undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with state regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; the absence of any reputational harm to the Corporation as a result of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet” initiatives. Given the continued uncertainty and evolving circumstances surrounding the COVID-19 pandemic and related response from governments, regulatory authorities, businesses, suppliers and customers, there is more uncertainty associated with the Corporation’s assumptions and expectations as compared to periods prior to the onset of COVID-19.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics and other force majeure events; critical equipment breakdown or failure; supply chain disruptions; the failure of information technology infrastructure and cybersecurity; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects, including as a result of COVID-19; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external-stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation's other securities; the severity and duration of the COVID-19 pandemic and its collateral consequences, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions; Kentucky Power’s failure to receive regulatory approval for the construction of new renewable generation facilities; indebtedness of any entity being acquired by the Corporation; reputational harm and increased costs of compliance with environmental laws as a result of announced or completed acquisitions; unanticipated expenses and/or cash payments as a result of change of control and/or termination for convenience provisions in agreements to which any entity being acquired is a party; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward- looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and under the heading Enterprise Risk Factors in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	3

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difference between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.

Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, “Adjusted Net Earnings” is presented throughout this MD&A on a per share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts on the Company's Senate Wind Facility from the significantly elevated pricing that persisted in the Electric Reliability Council of Texas market over several days (the "Market Disruption Event") as a result of the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the “Midwest Extreme Weather Event”), gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 37 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations (excluding sale of assets in the course of normal operations), unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 38 of this MD&A.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted

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Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, certain litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash flows from operating activities, see Non-GAAP Financial Measures starting on page 39 of this MD&A.
Net Energy Sales
Net Energy Sales is a non-GAAP financial measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of the Renewable Energy Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Energy Sales to revenue, see Renewable Energy Group - 2021 Renewable Energy Group Operating Results on page 31 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group - 2021 Regulated Services Group Operating Results on page 22 of this MD&A.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP financial measure . AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations (excluding the sale of assets in the course of normal operations), non-service pension and post-employment costs, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Divisional Operating Profit to revenue for AQN's main business units, see Regulated Services Group - 2021 Regulated Services Group Operating Results on page 22 and Renewable Energy Group - 2021 Renewable Energy Group Operating Results on page 31 of this MD&A

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Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. AQN seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
AQN’s current quarterly dividend to shareholders is $0.1706 per common share or $0.6824 per common share per annum. Based on the Bank of Canada exchange rate on March 2, 2022, the quarterly dividend is equivalent to C$0.2161 per common share or C$0.8644 per common share per annum. AQN believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within AQN to fund growth opportunities. Changes in the level of dividends paid by AQN are at the discretion of AQN’s Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of AQN’s financial performance and growth prospects.
AQN’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated assets in the United States, Canada, Bermuda and Chile, and the Renewable Energy Group, which primarily operates a diversified portfolio of owned renewable generation assets.
AQN pursues investment opportunities with an objective of maintaining the current business mix between its Regulated Services Group and Renewable Energy Group and with leverage consistent with its current credit ratings1. The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
The Company also undertakes development activities for both business units, working with a global reach to identify, develop, acquire, or invest in renewable power generating facilities, regulated utilities and other complementary infrastructure projects. See additional discussion in Corporate Development Activities.
Summary Structure of the Business
The following chart depicts, in summary form, AQN’s key businesses. A more detailed description of AQN’s organizational structure can be found in the most recent AIF.

1 See Treasury Risk Management -Downgrade in the Company's Credit Rating Risk.

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Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems throughout the United States, Canada, Bermuda and Chile serving approximately 1,093,000 customer connections as at December 31, 2021 (using an average of 2.5 customers per connection, this translates into approximately 2,733,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group seeks to deliver growth through accretive acquisitions of additional utility systems.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, as well as in Bermuda, which together served approximately 307,000 electric customer connections as at December 31, 2021. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 373,000 natural gas customer connections as at December 31, 2021.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the
U.S. States of Arizona, Arkansas, California, Illinois, Missouri, and Texas as well as in Chile which together served approximately 413,000 customer connections as at December 31, 2021. With the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)), the Regulated Services Group added an additional approximately 125,000 customer connections in the state of New York effective January 1, 2022.
Below is a breakdown of the Regulated Services Group’s Revenue by geographic area for the twelve months ended December 31, 2021.

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Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through development of new power generation projects and accretive acquisitions of additional power generation facilities, as well as the acquisition and development of other complementary projects, such as renewable natural gas (“RNG”) and energy storage.
The Renewable Energy Group directly owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 2.3 GW. Approximately 82% of the electrical output is sold pursuant to long term contractual arrangements which as of December 31, 2021 had a production-weighted average remaining contract life of approximately 12 years.
In addition to directly owned and operated assets, the Renewable Energy Group has investments in generating assets with approximately 1.4 GW of net generating capacity which includes the Company’s approximately 44% interest in Atlantica Sustainable Infrastructure plc (“Atlantica”). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution (CAFD) weighted average remaining contract life of approximately 15 years as of December 31, 2021.
Below is a breakdown of the Renewable Energy Group’s generating capacity by geographic area as of December 31, 2021, which was comprised of gross generating capacity of facilities owned and operated and net generating capacity of investments including the Company’s approximately 44% interest in Atlantica.

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Significant Updates
Operating Results
AQN operating results relative to the same period last year are as follows:

	Three months ended December 31			Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2021	2020	Change	2021	2020	Change
Net earnings attributable to shareholders	$175.6	$504.2	(65)%	$264.9	$782.5	(66)%
Adjusted Net Earnings[1]	$136.3	$127.0	7%	$449.6	$365.8	23%
Adjusted EBITDA[1]	$297.6	$253.1	18%	$1,076.9	$869.5	24%
Net earnings per common share	$0.27	$0.84	(68)%	$0.41	$1.38	(70)%
Adjusted Net Earnings per common share[1]	$0.21	$0.21	—%	$0.71	$0.64	11%
1 See Caution Concerning Non-GAAP Measures.
Declaration of 2022 First Quarter Dividend of $0.1706 (C$0.2161) per Common Share
AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow. In setting the appropriate dividend level, the Board considers the Company’s current and expected growth in earnings per share as well as a dividend payout ratio as a percentage of earnings per share and cash flow per share.
On March 3, 2022, AQN announced that the Board declared a first quarter 2022 dividend of $0.1706 per common share payable on April 14, 2022 to shareholders of record on March 31, 2022.
Based on the Bank of Canada exchange rate on March 2, 2022, the Canadian dollar equivalent for the first quarter 2022 dividend is C$0.2161 per common share.
The previous four quarter U.S and Canadian dollar equivalent dividends per common share have been as follows:

	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Total
U.S. dollar dividend	$0.1706	$0.1706	$0.1706	$0.1706	$0.6824
Canadian dollar equivalent	$0.2094	$0.2134	$0.2124	$0.2161	$0.8513

Agreement to Acquire Kentucky Power Company and AEP Kentucky Transmission Company
On October 26, 2021, Liberty Utilities Co. (“Liberty Utilities”), an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately $2.846 billion, including the assumption of approximately $1.221 billion in debt (the “Kentucky Power Transaction”).
Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility serving approximately 228,000 active customer connections in 20 eastern Kentucky counties and operating under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization, PJM Interconnection, L.L.C.. Kentucky Power and Kentucky TransCo are both regulated by the U.S. Federal Energy Regulatory Commission (“FERC”).
Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (which has expired), clearance of the Kentucky Power Transaction by the Committee on Foreign Investment in the United States (which has been obtained), the approval by each of the Kentucky Public Service Commission and FERC with respect to the Kentucky Power Transaction and the termination and replacement of the existing operating agreement for the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW) (the “Mitchell Plant”), and the approval of the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant, and the satisfaction of other customary closing conditions. If the acquisition agreement is terminated in certain circumstances, including due to a failure to receive required regulatory approvals (other than the approval of the Kentucky Public Service Commission, FERC or the Public Service Commission of West Virginia for the termination and replacement of the existing operating agreement for the Mitchell Plant), the Corporation may be required to pay a termination fee of $65 million. The Kentucky Power Transaction is expected to close in mid-2022.

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The Kentucky Power Transaction is expected to add over $2.0 billion of regulated rate base assets in a favourable regulatory jurisdiction. AQN expects the Kentucky Power Transaction to be accretive to Adjusted Net Earnings per common share in the first full year of ownership, generate mid-single digit percentage Adjusted Net Earnings per common share accretion thereafter, and support growth in AQN’s Adjusted Net Earnings per common share over the long term (see Caution Concerning Non-GAAP Measures). Near and medium term planned retirements (for Kentucky rate-making purposes) or transitions of over 1 GW of fossil fuel generation owned by Kentucky Power are expected to provide the Company with an opportunity to leverage its “greening the fleet” capabilities as a renewable energy developer and target to replace this generation capacity with renewable energy.
Acquisition of Liberty NY Water (formerly New York American Water Company, Inc.)
Effective January 1, 2022, Liberty Utilities (Eastern Water Holdings) Corp., a wholly-owned subsidiary of Liberty Utilities, closed the previously-announced acquisition of Liberty NY Water from American Water Works Company, Inc. for a purchase price of approximately $608 million.
Headquartered in Merrick, NY, Liberty NY Water is a regulated water and wastewater utility serving over 125,000 customer connections across seven counties in southeastern New York. Liberty NY Water’s operations include approximately 1,270 miles of water mains and distribution lines, with 98% of customers located in Nassau County on Long Island.
Completion of Renewable Construction Projects
Completion of Midwest Greening the Fleet Initiative
On January 27, 2021, The Empire District Electric Company (“Empire”) closed its acquisition of the North Fork Ridge Wind Facility and, on May 5, 2021, Empire closed the acquisitions of the Kings Point and Neosho Ridge Wind Facilities (collectively, the “Empire Wind Facilities”.) As a result, the Regulated Services Group has successfully completed the construction and acquisition of all the wind facilities related to its Midwest ‘greening the fleet’ initiative. The initiative consisted of 600 MWs of new strategically located wind energy generation which is expected to provide benefits to the Regulated Services Group's electric customers in Missouri, Arkansas, Oklahoma and Kansas. The initiative also resulted in the early retirement of the 200 MW Asbury Coal Facility (Asbury”) on March 1, 2020, approximately 15 years ahead of its original retirement schedule.
The early retirement of Asbury is expected to provide long term benefits to customers and has reduced the Company's CO2e emissions by more than 900,000 metric tons, bringing the Company’s total reduction of greenhouse gas (“GHG”) emissions to over 1 million metric tons since 2017. The early retirement has also contributed to the reduction in the Company’s total Scope 1 GHG emissions as well as reductions in emission intensity per dollar of revenue since 2017, the year in which the Company acquired Empire, which owns Asbury. See Regulatory Proceedings.
Completion of the Maverick Creek Wind Project
On April 21, 2021, the Renewable Energy Group achieved full commercial operations (“COD”) at its 492 MW Maverick Creek Wind Facility, located in Concho County, Texas. The Maverick Creek Wind Facility is the Renewable Energy Group's 14th wind powered electric generating facility and is expected to generate approximately 1,920 GW-hrs of energy per year with the majority of output being sold through two long-term power purchase agreements (“PPA”s) with investment grade rated entities.
Completion of the Altavista Solar Project
On June 1, 2021, the Renewable Energy Group achieved COD at its 80 MW Altavista Solar Facility, located in Campbell County, Virginia. The Altavista Solar Facility is the Renewable Energy Group’s sixth solar powered electric generating facility and is expected to generate approximately 174 GW-hrs of energy per year with the majority of output being sold to Facebook Operations, LLC, a wholly-owned subsidiary of Meta, pursuant to a PPA.
Acquisition of Majority Interest in Texas Coastal Wind Facilities
In the first quarter of 2021, the Renewable Energy Group closed the acquisitions of a 51% interest in three of four wind facilities (collectively the “Texas Coastal Wind Facilities”) that it had previously agreed to purchase from RWE Renewables Americas, LLC, a subsidiary of RWE AG. The acquisition of a 51% interest in the fourth wind facility closed in the third quarter of 2021 when that facility achieved COD. The four Texas Coastal Wind Facilities have a total generating capacity of approximately 861 MW.

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Agreement to Acquire Renewable Natural Gas Development Platform
On December 13, 2021, Liberty (RNG), LLC, a wholly-owned subsidiary of AQN, entered into an agreement to acquire Sandhill Advanced Biofuels, LLC (“Sandhill”). Sandhill is a renewable natural gas ("RNG") development platform specializing in anaerobic digestion projects located on dairy farms with a portfolio of four projects in the state of Wisconsin, two of which are currently under construction and the remaining two are in late-stage development. The existing projects are expected to produce RNG at a rate of approximately 500 one million British thermal units (“MMBTU”) per day. The transaction is expected to close in the first half of 2022. If successfully completed, the acquisition will represent the Company’s first investment in the non-regulated renewable natural gas space.
Corporate Financings Completed
Issuance of C$400 Million of Green Senior Unsecured Debentures
On April 9, 2021, the Renewable Energy Group issued C$400.0 million of green senior unsecured debentures bearing interest at 2.85% and with a maturity date of July 15, 2031 (the “Debentures”). Concurrent with the offering of the Debentures, the Renewable Energy Group entered into a cross currency interest rate swap to convert the proceeds into U.S. dollars with an effective interest rate throughout the term of the Debentures of approximately 2.82%. The net proceeds from the offering of the Debentures were or will be, as applicable, used in accordance with AQN’s Green Financing Framework.
Inaugural Issuance of Green Equity Units
On June 23, 2021, the Company closed an underwritten marketed public offering of 20,000,000 equity units (the “Green Equity Units”) for total gross proceeds of $1.0 billion. The underwriters subsequently exercised their option to purchase an additional 3,000,000 Green Equity Units on the same terms, bringing total gross proceeds including the over-allotment to
$1.15 billion.
Each Green Equity Unit consists of a 1/20 or 5% undivided beneficial interest in a $1,000 principal amount remarketable senior note of the Company due June 15, 2026, and a contract to purchase AQN common shares on June 15, 2024 based on a reference price determined by the volume-weighted average AQN common share price over the preceding 20 day trading period. Total annual distributions on the Green Equity Units are at the rate of 7.75%. The net proceeds from the Offering have been or will be, as applicable, used to finance or refinance investments in renewable energy generation or facilities or other clean energy technologies in accordance with the Company’s Green Financing Framework. See additional discussion in Long Term Debt.
Common Equity Financing
On November 8, 2021, AQN closed a bought deal common equity offering for gross proceeds of approximately C$800 million (the “Common Equity Offering”). The Company intends to use the net proceeds of the Common Equity Offering to partially finance the Kentucky Power Transaction provided that, in the short-term, prior to closing of the Kentucky Power Transaction, the Company has used such net proceeds to reduce amounts outstanding under existing credit facilities.
Issuance of approximately $1.1 Billion of Subordinated Notes
Subsequent to quarter-end on January 18, 2022, the Company closed (i) an underwritten public offering in the United States (the “U.S. Note Offering”) of $750 million aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Note Offering” and, together with the U.S. Note Offering, the “Note Offerings”) of C$400 million aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction provided that, in the short-term, prior to closing of the Kentucky Power Transaction, the Company has used a portion of, and expects to use the remainder of such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries. Concurrent with the pricing of the Note Offerings, the Company entered into a cross currency interest rate swap, to convert the Canadian dollar denominated proceeds from the Canadian Note Offering into U.S. dollars and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes. resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten year period of the Notes.
Net-Zero Goals and 2021 ESG Report
On October 5, 2021, the Company announced its target to achieve net-zero (scope 1 and 2 GHG) by 2050. Concurrently, the Company released its 2021 ESG Report, which details AQN’s progress with respect to environmental, social and governance matters.

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Impact of COVID-19 on Operating Results
For the three and twelve months ended December 31, 2021, the Company’s operating results were not materially impacted by the COVID-19 pandemic. Approximately 60% of the Company’s workforce continues to work remotely and the Company continues to employ operational measures intended to protect the health and safety of its employees and customers. Over the coming months the Company is planning a return to base operations as the impacts of the pandemic further diminish.
The Company’s business, financial condition, cash flows and results of operations continue to be subject to actual and potential future impacts resulting from COVID-19, the full extent of which are not currently known. The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health measures taken in response to the pandemic and the Company’s efforts to mitigate the impact on its operations.
For a discussion of the risks the Company faces related to COVID-19 please refer to Enterprise Risk Management.

Outlook
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section in this MD&A. Actual results may differ materially from the estimates below. Accordingly, investors are cautioned not to place undue reliance on these estimates.
Estimated 2022 Adjusted Net Earnings Per Common Share
The Company estimates that its Adjusted Net Earnings per common share will be within a range of $0.72-$0.77 for the 2022 fiscal year, as compared to Adjusted Net Earnings per common share of $0.71 for the 2021 fiscal year (see Caution Concerning Non-GAAP Measures).
The Company’s 2022 Adjusted Net Earnings per common share estimate is based on the following key assumptions, as well as those set out under Forward-Looking Statements and Forward-Looking Information:
•	normalized weather patterns in the geographical areas in which the Company operates or has projects;
•	rate decisions in line with expectations;
•	renewable energy production and realized pricing consistent with long-term averages;
•	no impacts from COVID-19 on operations; and
•	closing of the Kentucky Power Transaction in mid-2022.
Capital Investment Expectations
The Company anticipates making capital investments of between approximately $4.34 billion and $4.68 billion in 2022. See 2022 Capital Investments for a more detailed discussion of the Company’s 2022 capital investment estimates.
The Company has also announced an approximately $12.4 billion capital plan for the period from 2022 through the end of 2026, with approximately 70% expected to be invested by the Regulated Services Group and approximately 30% expected to be invested by the Renewable Energy Group (see Corporate Development).

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2021 Fourth Quarter Results From Operations

Key Financial Information	Three months ended December 31
(all dollar amounts in $ millions except per share information)	2021	2020
Revenue	$594.8	$491.3
Net earnings attributable to shareholders	175.6	504.2
Cash provided by operating activities	126.5	174.0
Adjusted Net Earnings[1]	136.3	127.0
Adjusted EBITDA[1]	297.6	253.1
Adjusted Funds from Operations[1]	221.2	179.3
Dividends declared to common shareholders	115.5	93.1
Weighted average number of common shares outstanding	653,728,621	597,165,849
Per share
Basic net earnings	$0.27	$0.84
Diluted net earnings	$0.26	$0.83
Adjusted Net Earnings[1]	$0.21	$0.21
Dividends declared to common shareholders	$0.17	$0.16
1 See Caution Concerning Non-GAAP Measures.
For the three months ended December 31, 2021, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7937 as compared to 0.7675 in the same period in 2020. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of AQN’s Canadian entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the three months ended December 31, 2021, AQN reported total revenue of $594.8 million as compared to $491.3 million during the same period in 2020, an increase of $103.5 million or 21.1%. The major factors impacting AQN’s revenue in the three months ended December 31, 2021 as compared to the same period in 2020 are set out as follows:

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(all dollar amounts in $ millions)	Three months ended December 31
Comparative Prior Period Revenue	$491.3
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher pass through commodity costs at the Empire Electric System, partially offset by higher operating costs at the CalPeco Electric System.	0.4
Gas: Increase is primarily due to higher pass through commodity costs across all the Company’s gas systems and new connections at the New Brunswick Gas System.	33.8
Water: Increase is due to higher consumption and organic growth at the Beardsley and Litchfield Park Water Systems, partially offset by lower pass though commodity costs at the Park Water System.	0.8
Other: Decrease is primarily due to a reduction in projects at Ft. Benning.	(1.2)
33.8
New Facilities
Electricity: Acquisition of Liberty Group Limited (formerly Ascendant Group Limited (“Ascendant”)) (November 2020) and the Empire Wind Facilities (2021).	50.1
Water: Acquisition of Empresa de Servicios Sanitarios de Los Lagos S.A.(“ESSAL”) (October 2020).	2.6
52.7
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the CalPeco and Granite State Electric Systems.	2.9
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Midstates Gas Systems.	0.5
Water: Increase is due to implementation of new rates at the Park Water and Apple Valley Water Systems.	1.5
4.9
Estimated Impact of COVID-19 on comparative period results[1]	0.7
RENEWABLE ENERGY GROUP
Existing Facilities Hydro: Decrease is primarily due to lower production in the Ontario and Quebec Region, partially offset by favourable pricing in the Western Region.	(0.5)
Wind Canada: Decrease is primarily due to lower production for the St. Damase, Morse and Amherst Wind Facilities.	(0.7)
Wind U.S.: Decrease is primarily due to lower production for the Minonk, Shady Oaks, and Deerfield Wind Facilities along with unfavourable energy pricing, partially offset by higher renewable energy credit (“REC”) revenue across the U.S. Wind Facilities.	(1.9)
Solar: Decrease is primarily due to lower REC revenue for the Great Bay I & II Solar Facilities, partially offset by favourable capacity rates and higher availability revenue as well as the receipt of an insurance payment for the Bakersfield I Solar Facility.	(0.6)
Thermal: Increase is primarily due to favourable pricing at the Windsor Locks Thermal Facility, partially offset by unfavourable capacity pricing for the Sanger Thermal Facility.	0.3
Other: Decrease is primarily due to higher administrative fees received in 2020 from joint venture construction projects.	(0.2)
(3.6)
New Facilities
Wind U.S.: Sugar Creek Wind Facility (full COD in November 2020) and Maverick Creek Wind Facility (full COD in April 2021).	11.6
Solar: Altavista Solar Facility (full COD in June 2021) and Croton Solar Facility (full COD in December 2021).	1.3
Other: Increase is due to Congestion Revenue Rights (“CRRs”) Revenue	1.3
14.2
Foreign Exchange	0.8
Current Period Revenue	$594.8

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Contents
2021 Annual Results From Operations

Key Financial Information	Twelve months ended December 31
(all dollar amounts in $ millions except per share information)	2021	2020	2019
Revenue	$2,285.5	$1,677.0	$1,624.9
Net earnings attributable to shareholders	264.9	782.5	530.9
Cash provided by operating activities	157.5	505.2	611.3
Adjusted Net Earnings[1]	449.6	365.8	321.3
Adjusted EBITDA[1]	1,076.9	869.5	838.6
Adjusted Funds from Operations[1]	757.9	600.2	566.2
Dividends declared to common shareholders	423.0	344.4	277.8
Weighted average number of common shares outstanding	622,347,677	559,633,275	499,910,876
Per share
Basic net earnings	$0.41	$1.38	$1.05
Diluted net earnings	$0.41	$1.37	$1.04
Adjusted Net Earnings[1]	$0.71	$0.64	$0.63
Dividends declared to common shareholders	$0.67	$0.61	$0.55
Total assets	16,785.8	13,224.1	10,920.8
Long term debt[2]	6,211.7	4,538.8	3,932.2
1 See Caution Concerning Non-GAAP Measures.
2 Includes current and long-term portion of debt and convertible debentures per the annual consolidated financial statements
For the twelve months ended December 31, 2021, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7976 as compared to 0.7456 in the same period in 2020. As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN’s Canadian entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the twelve months ended December 31, 2021, AQN reported total revenue of $2,285.5 million as compared to
$1,677.0 million during the same period in 2020, an increase of $608.5 million or 36.3%. The major factors resulting in the increase in AQN revenue for the twelve months ended December 31, 2021 as compared to the same period in 2020 are as follows:

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(all dollar amounts in $ millions)	Twelve months ended December 31
Comparative Prior Period Revenue	$1,677.0
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Increase is primarily due to higher consumption and pass through commodity costs at the Empire Electric System as a result of the Midwest Extreme Weather Event.	177.3
Gas: Increase is primarily due to higher pass through commodity costs across all the Company's gas systems and new connections at the New Brunswick Gas System.	60.5
Water: Increase is due to higher consumption and organic growth at the Litchfield Park Water, Beardsley and Midstates Water Systems.	5.3
Other: Decrease is primarily due to a reduction in projects at Ft. Benning.	(0.7)
242.4
New Facilities
Electricity: Acquisition of Ascendant (November 2020) and the Empire Wind Facilities (2021).	247.2
Water: Acquisition of ESSAL (October 2020).	72.9
320.1
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the Granite State and CalPeco Electric Systems, partially offset by one-time revenues in the third quarter of 2020 from a rate increase with recoupment to the first quarter of 2019 at the CalPeco Electric System.	2.9
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	8.4
Water: Increase is due to implementation of new rates at the Park Water and Apple Valley Water Systems.	3.0
14.3
Estimated Impact of COVID-19 on comparative period results[1]	15.7
RENEWABLE ENERGY GROUP
Existing Facilities
Hydro:Decrease is primarily due to lower production in the Quebec Region, partially offset by favourable market pricing in the Western Region.	(0.4)
Wind Canada: Decrease is primarily due to lower overall production partially offset by receipt of an insurance payment and higher availability income for the Amherst Wind Facility.	(1.8)
Wind U.S.: Decrease is primarily due to the impacts from the Market Disruption Event at the Senate Wind Facility.	(54.4)
Solar: Increase is primarily due to favourable capacity pricing and receipt of an insurance payment for the Great Bay I Solar Facility.	1.0
Thermal: Increase is primarily due to higher production at the Sanger Thermal Facility as well as favourable pricing at the Windsor Locks Thermal Facility, partially offset by unfavourable capacity pricing for the Sanger Thermal Facility.	5.6
Other: Decrease is primarily due to higher administrative fees received in 2020 from joint venture construction projects.	(1.4)
(51.4)
New Facilities
Wind U.S.: Sugar Creek Wind Facility (full COD in November 2020) and Maverick Creek Wind Facility (full COD in April 2021).	51.1
Solar: Great Bay II Solar Facility (achieved COD in August 2020) and Altavista Solar Facility (full COD in June 2021).	7.4
Other: Increase is due to CRRs from Texas Coastal Wind Facilities.	2.0
60.5
Foreign Exchange	6.9
Current Period Revenue	$2,285.5

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Contents
2021 Net Earnings Summary
Net earnings attributable to shareholders for the three months ended December 31, 2021 totaled $175.6 million as compared to $504.2 million during the same period in 2020, a decrease of $328.6 million or 65.2%. Net earnings attributable to shareholders for the twelve months ended December 31, 2021 totaled $264.9 million as compared to $782.5 million during the same period in 2020, a decrease of $517.6 million or 66.1%. A summary of changes is shown below.

Change in Net Earnings	Three months ended December 31	Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2021
Prior Period Balance	$504.2	$782.5
Adjusted EBITDA	44.5	207.4
Net earnings attributable to the non-controlling interest, exclusive of HLBV	0.8	(1.2)
Income tax expense (recovery)	49.3	108.0
Interest expense	(4.8)	(27.7)
Other net losses	4.7	38.4
Pension and post-employment non-service costs	(0.2)	(2.2)
Change in value of investments carried at fair value	(403.0)	(682.1)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	(53.4)
Costs related to tax equity financing	(0.5)	(5.7)
Loss (gain) on derivative financial instruments	1.1	(2.7)
Realized loss on energy derivative contracts	(0.2)	(1.0)
Loss (gain) on foreign exchange	2.5	(6.5)
Depreciation and amortization	(22.8)	(88.9)
Current Period Balance	$175.6	$264.9
Change in Net Earnings ($)	$(328.6)	$(517.6)
Change in Net Earnings (%)	(65.2)%	(66.1)%

During the three months ended December 31, 2021, cash provided by operating activities totaled $126.5 million as compared to $174.0 million during the same period in 2020, a decrease of $47.5 million. During the three months ended December 31, 2021, Adjusted Funds from Operations totaled $221.2 million as compared to Adjusted Funds from Operations of $179.3 million during the same period in 2020, an increase of $41.9 million (see Caution Concerning Non- GAAP Measures).
During the three months ended December 31, 2021, Adjusted EBITDA totaled $297.6 million as compared to $253.1 million during the same period in 2020, an increase of $44.5 million or 17.6%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Caution Concerning Non-GAAP Measures).
During the twelve months ended December 31, 2021, cash provided by operating activities totaled $157.5 million as compared to $505.2 million during the same period in 2020. During the twelve months ended December 31, 2021, Adjusted Funds from Operations totaled $757.9 million as compared to $600.2 million the same period in 2020, an increase of $157.7 million (see Caution Concerning Non-GAAP Measures).
During the twelve months ended December 31, 2021, Adjusted EBITDA totaled $1,076.9 million as compared to $869.5 million during the same period in 2020, an increase of $207.4 million or 23.9%. A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

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2021 Adjusted EBITDA Summary
Adjusted EBITDA (see Caution Concerning Non-GAAP Measures) for the three months ended December 31, 2021 totaled $297.6 million as compared to $253.1 million during the same period in 2020, an increase of $44.5 million or 17.6%. Adjusted EBITDA for the twelve months ended December 31, 2021 totaled $1,076.9 million as compared to $869.5 million during the same period in 2020, an increase of $207.4 million or 23.9%. The breakdown of Adjusted EBITDA by the Company's main business units and a summary of changes are shown below.

Adjusted EBITDA by business units	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Divisional Operating Profit for Regulated Services Group[1]	$191.4	$162.4	$758.8	$592.3
Divisional Operating Profit for Renewable Energy Group[1]	123.9	97.9	389.6	335.7
Administrative Expenses	(17.8)	(12.6)	(66.7)	(63.1)
Other Income & Expenses	0.1	5.4	(4.8)	4.6
Total AQN Adjusted EBITDA	$297.6	$253.1	$1,076.9	$869.5
Change in Adjusted EBITDA ($)	$44.5		$207.4
Change in Adjusted EBITDA (%)	17.6%		23.9%

1	See Caution Concerning Non-GAAP Measures.

Change in Adjusted EBITDA	Three months ended December 31, 2021
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$162.4	$97.9	$(7.2)	$253.1
Existing Facilities and Investments	(4.5)	(5.0)	(5.3)	(14.8)
New Facilities and Investments	27.9	29.7	—	57.6
Rate Reviews	4.9	—	—	4.9
Estimated Impact of COVID-19 on comparative period results[1]	0.7	—	—	0.7
Foreign Exchange Impact	—	1.3	—	1.3
Administrative Expenses	—	—	(5.2)	(5.2)
Total change during the period	$29.0	$26.0	$(10.5)	$44.5
Current period balances	$191.4	$123.9	$(17.7)	$297.6

Change in Adjusted EBITDA	Twelve months ended December 31, 2021
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$592.3	$335.7	$(58.5)	$869.5
Existing Facilities and Investments	2.4	(7.8)	(9.4)	(14.8)
New Facilities and Investments	135.1	55.8	—	190.9
Rate Reviews	14.3	—	—	14.3
Estimated Impact of COVID-19 on comparative period results[1]	14.7	—	—	14.7
Foreign Exchange Impact	—	5.9	—	5.9
Administrative Expenses	—	—	(3.6)	(3.6)
Total change during the period	$166.5	$53.9	$(13.0)	$207.4
Current period balances	$758.8	$389.6	$(71.5)	$1,076.9

1	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Contents
REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that as of December 31, 2021 provided distribution services to approximately 1,093,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 6,000 customer connections as compared to the prior year. With the acquisition of Liberty NY Water, the Regulated Services Group added an additional approximately 125,000 customer connections in the state of New York effective January 1, 2022. The Regulated Services Group now serves a total of approximately 1,218,000 customer connections.
The Regulated Services Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

	As at December 31
Utility System Type	2021			2020
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	4,721.6	707.6	307,000	3,271.8	548.8	306,000
Natural Gas	1,573.4	331.7	373,000	1,470.1	310.4	371,000
Water and Wastewater	842.5	222.3	413,000	827.8	142.5	410,000
Other	256.7	53.4		187.8	19.1
Total	$7,394.2	$1,315.0	1,093,000	$5,757.5	$1,020.8	1,087,000
Accumulated Deferred Income Taxes Liability	$600.2			$520.1

1	Net Utility Sales for the twelve months ended December 31, 2021 and 2020. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 307,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at December 31, 2021.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 373,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at December 31, 2021 .
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 413,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri and Texas and in Chile as at December 31, 2021. With the acquisition of Liberty NY Water the Regulated Services Group added an additional approximately 125,000 customer connections in the state of New York effective January 1, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

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2021 Annual Usage Results

Electric Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020
Average Active Electric Customer Connections For The Period
Residential	261,100	260,300	260,600	259,600
Commercial and industrial	42,300	42,300	42,100	42,200
Total Average Active Electric Customer Connections For The Period	303,400	302,600	302,700	301,800
Customer Usage (GW-hrs)
Residential	581.7	638.0	2,769.7	2,485.9
Commercial and industrial	899.3	896.3	3,701.1	3,406.0
Total Customer Usage (GW-hrs)	1,481.0	1,534.3	6,470.8	5,891.9
For the three months ended December 31, 2021, the electric distribution systems' usage totaled 1,481.0 GW-hrs as compared to 1,534.3 GW-hrs for the same period in 2020, a decrease of 53.3 GW-hrs or 3.5%. The decrease in  electricity consumption is primarily due to unfavorable weather at Empire Electric System in the fourth quarter of 2021.
For the twelve months ended December 31, 2021, the electric distribution systems' usage totaled 6,470.8 GW-hrs as compared to 5,891.9 GW-hrs for the same period in 2020, an increase of 578.9 GW-hrs or 9.8%. The increase in electricity consumption is primarily due to the acquisition of Ascendant in the fourth quarter of 2020, which contributed
522.6 GW-hrs.

Natural Gas Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020
Average Active Natural Gas Customer Connections For The Period
Residential	318,000	316,700	318,600	317,100
Commercial and industrial	38,100	37,300	38,100	37,700
Total Average Active Natural Gas Customer Connections For The Period	356,100	354,000	356,700	354,800
Customer Usage (MMBTU)
Residential	5,750,000	6,022,000	20,703,000	21,214,000
Commercial and industrial	5,077,000	5,157,000	18,696,000	18,362,000
Total Customer Usage (MMBTU)	10,827,000	11,179,000	39,399,000	39,576,000

For the three months ended December 31, 2021, usage at the natural gas distribution systems totaled 10,827,000 MMBTU as compared to 11,179,000 MMBTU during the same period in 2020, a decrease of 352,000 MMBTU, or 3.1%.  This was primarily due to warmer weather at the Mid-States, New York, Empire and New Brunswick Gas Systems.
For the twelve months ended December 31, 2021, usage at the natural gas distribution systems totaled 39,399,000 MMBTU as compared to 39,576,000 MMBTU during the same period in 2020, a decrease of 177,000 MMBTU, or 0.4%.  This was primarily due to warmer weather at the New Brunswick, Energy North and Peach State Gas Systems.

Contents
Water and Wastewater Distribution Systems	Three months ended December 31		Twelve months ended December 31
	2021	2020	2021	2020
Average Active Customer Connections For The Period
Wastewater customer connections	47,000	45,900	46,500	45,800
Water distribution customer connections	360,200	356,100	359,200	355,500
Total Average Active Customer Connections For The Period	407,200	402,000	405,700	401,300
Gallons Provided (millions of gallons)
Wastewater treated	726	639	2,768	2,535
Water provided	7,297	7,066	28,197	19,319
Total Gallons Provided (millions of gallons)	8,023	7,705	30,965	21,854

For the three months ended December 31, 2021, the water and wastewater distribution systems provided approximately 7,297 million gallons of water to customers and treated approximately 726 million gallons of wastewater. This is compared to 7,066 million gallons of water provided and 639 million gallons of wastewater treated during the same period in 2020, an increase in total gallons provided of 319 million, or 4.1%. This is primarily due to increased water consumption at ESSAL of 236 million gallons or 8.8% driven by commercial customers who were not operating during the fourth quarter of 2020 due to COVID-19 restrictions.
For the twelve months ended December 31, 2021, the water and wastewater distribution systems provided approximately 28,197 gallons of water to customers and treated approximately 2,768 gallons of wastewater. This is compared to 19,319 gallons of water provided and 2,535 gallons of wastewater treated during the same period in 2020, an increase in total gallons provided of 9,111 million, or 41.7%. The increase is primarily due to the acquisition of ESSAL in the fourth quarter of 2020, which contributed 11,212 million gallons of water provided.

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2021 Regulated Services Group Operating Results

	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Revenue
Regulated electricity distribution	$261.3	$213.3	$1,183.4	$776.3
Less: Regulated electricity purchased	(93.0)	(69.4)	(475.8)	(227.5)
Net Utility Sales - electricity[1]	168.3	143.9	707.6	548.8
Regulated gas distribution	172.0	137.0	525.9	454.7
Less: Regulated gas purchased	(80.2)	(48.1)	(194.2)	(144.3)
Net Utility Sales - natural gas[1]	91.8	88.9	331.7	310.4
Regulated water reclamation and distribution	58.3	52.9	234.9	155.0
Less: Regulated water purchased	(2.6)	(3.3)	(12.6)	(12.5)
Net Utility Sales - water reclamation and distribution[1]	55.7	49.6	222.3	142.5
Other revenue[2]	13.4	9.7	53.4	19.1
Net Utility Sales[3]	329.2	292.1	1,315.0	1,020.8
Operating expenses	(149.0)	(133.1)	(597.9)	(442.9)
Other income	3.9	1.8	18.3	7.8
HLBV[4]	7.3	1.6	23.4	6.6
Divisional Operating Profit[1,5,6]	$191.4	$162.4	$758.8	$592.3
1	See Caution Concerning Non-GAAP Measures.
2	See Note 21 in the annual consolidated financial statements.

3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4	HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Empire Wind Facilities.
This table contains a reconciliation of Divisional Operating Profit to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements,
5
“Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

6	Certain prior year items have been reclassified to conform with current year presentation.

Contents
2021 Fourth Quarter Operating Results
For the three months ended December 31, 2021, the Regulated Services Group reported revenue of $491.6 million (i.e.,
$261.3 million of regulated electricity distribution, $172.0 million of regulated gas distribution and $58.3 million of regulated water reclamation and distribution) as compared to revenue of $403.2 million in the comparable period in the prior year (i.e., $213.3 million of regulated electricity distribution, $137.0 million of regulated gas distribution and
$52.9 million of regulated water reclamation and distribution).
For the three months ended December 31, 2021, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $191.4 million as compared to $162.4 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended December 31
Prior Period Divisional Operating Profit[1]	$162.4
Existing Facilities Electricity: Decrease is primarily due to lower consumption driven by milder temperatures and higher non-pass through fuel costs at the Empire Electric System, as well as higher operating costs at the Granite State and CalPeco Electric Systems.	(10.9)
Gas: Increase is primarily due to higher Gas System Enhancement Plan (GSEP) mechanism revenue at the New England Gas System, increased revenues as a result of the implementation of a decoupling mechanism in the fourth quarter of 2021 and lower operating costs at the Peach State Gas System, and new connections at the New Brunswick Gas System.	3.2
Water: Increase is primarily due to lower operating costs at the Park Water System.	1.4
Other: Increase is due to recoverable carrying costs related to the Midwest Extreme Weather Event.	1.8
(4.5)
New Facilities
Electricity: Acquisition of Ascendant (November 2020) and the Empire Wind Facilities (2021).	25.4
Water: Acquisition of ESSAL (October 2020).	2.5
27.9
Rate Reviews
Electricity: Increase is primarily due to implementation of new rates at the CalPeco and Granite State Electric Systems.	2.9
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Midstates Gas Systems.	0.5
Water: Increase is due to the implementation of new rates at the Park Water and Apple Valley Water Systems.	1.5
4.9
Estimated Impact of COVID-19 on comparative period results[2]	0.7
Current Period Divisional Operating Profit[1]	$191.4
1	See Caution Concerning Non-GAAP Measures.
2	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

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2021 Annual Operating Results
For the twelve months ended December 31, 2021, the Regulated Services Group reported revenue of $1,944.2 million (i.e., $1,183.4 million of regulated electricity distribution, $525.9 million of regulated gas distribution and $234.9 million of regulated water reclamation and distribution) as compared to revenue of $1,386.0 million in the prior year (i.e., $776.3 million of regulated electricity distribution, $454.7 million of regulated gas distribution and $155.0 million of regulated water reclamation and distribution).
For the twelve months ended December 31, 2021, the Regulated Services Group reported an Divisional Operating Profit (excluding corporate administration expenses) of $758.8 million as compared to $592.3 million in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Twelve months ended December 31
Prior Period Divisional Operating Profit[1]	$592.3
Existing Facilities Electricity: Decrease is primarily due to lower consumption at the Empire Electric System driven by milder temperatures as well as higher operating costs at the Empire, Granite State and CalPeco Electric Systems.	(22.9)
Gas: Increase is primarily due to higher Gas System Enhancement Plan (GSEP) mechanism revenue at the New England Gas System, new connections at the New Brunswick Gas System, favourable property tax adjustments at the EnergyNorth Gas System and higher pass through commodity costs at the Midstates Gas System.	12.9
Water: Increase is primarily due to higher consumption and growth in connections at the Beardsley and Litchfield Park Water Systems as well as lower operating costs at the Park Water System.	3.3
Other: Increase is primarily due to recoverable carrying costs related to the Midwest Extreme Weather Event and higher earnings from the San Antonio Water System investment, partially offset by reduction in projects at Ft. Benning.	9.1
2.4
New Facilities Electricity: Acquisition of Ascendant (November 2020) and the Empire Wind Facilities (2021).	104.4
Water: Acquisition of ESSAL (October 2020).	30.7
135.1
Rate Reviews Electricity: Increase is primarily due to implementation of new rates at the Granite State and CalPeco Electric Systems, partially offset by one-time revenues in the third quarter of 2020 from a rate increase with recoupment to the first quarter of 2019 at the CalPeco Electric System.	2.9
Gas: Increase is primarily due to implementation of new rates at the EnergyNorth and Peach State Gas Systems.	8.4
Water: Increase is due to implementation of new rates at the Park Water and Apple Valley Water Systems.	3.0
14.3
Estimated Impact of COVID-19 on comparative period results[2]	14.7
Current Period Divisional Operating Profit[1]	$758.8

1	See Caution Concerning Non-GAAP Measures.
2	The impacts of COVID-19 were estimated by normalizing sales in both periods for changes in weather and attributing the remaining variances to COVID-19.

Contents
Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed within 2021 within the Regulated Services Group1.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
BELCO	Bermuda	GRC	$5.9
On November 17, 2020, filed its initial revenue allowance application and, in consultation with the Regulatory Authority of Bermuda ("RA"), provided updates to this filing on January 18, 2021 and February 25, 2021. On April 27, 2021, BELCO submitted  a revised application to establish an overall revenue requirement of $215.5 million for 2021, increasing authorized revenues by $5.9 million. Additionally, BELCO offered to defer a portion of its revenues from both 2021 and 2022, to be collected over a period of 10 years, beginning in 2022, while maintaining its weighted average cost of capital ("WACC") at 8%. On May 7, 2021, the RA issued a final decision, approving a WACC of 7.5% and authorizing $211.4 million in revenue with
$13.4 million in deferred earned revenue to be collected over 5 years at a minimum WACC of 7.5%. The revenue requirement included $71.2 million for fuel and purchased power costs for the period from January 1, 2021 through December 31, 2021.  The new rates were effective June 1, 2021.

EnergyNorth Gas System	New Hampshire	GRC	$13.5
The New Hampshire Public Utilities Commission (“NHPUC”) issued an order approving a permanent increase of $6.3 million in annual distribution revenues for EnergyNorth effective August 1, 2021. The NHPUC approved the Company’s right to request two step increases for 2020 and 2021 projects, capped at $4.0 million and $3.2 million respectively, which will be addressed in separate proceedings. The Company’s request for the $4.0 million step increase for 2020 projects is pending. The Company expects to make a filing for approval of the second step increase in the second quarter of 2022. The NHPUC also approved a property tax reconciliation mechanism.
Recovery of Granite Bridge feasibility costs, which were included in a supplemental filing in November 2020, were separately litigated in hearings in June 2021. An order denying recovery of litigated Granite Bridge costs was received in October 2021 and was based on a legal interpretation of a New Hampshire statute that prohibits recovery of construction work in progress. The Company's request for rehearing was denied on February 17, 2022; the Company intends to appeal the decision to the New Hampshire Supreme Court

ESSAL	Chile	VII Tariff Process	N/A
ESSAL’s VII tariff process began in April 2020 to set rates for the five-year period from September 2021 to September 2026. On July 30, 2021, ESSAL and the Chilean water sector regulator the Superintendencia de Servicios Sanitarios reached a settlement of ESSAL’s VII Tariff Process, setting ESSAL’s base tariffs from September 2021 to September 2026. On balance of settlement terms, ESSAL’s 2022 revenues are projected to increase by approximately $2.7 million. The new tariffs are expected to go into effect in the first quarter of 2022 upon publication of the Tariff Decree and Order by the Comptroller General.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	25

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Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Various	Various	GRC	$1.5	Approval of approximately $0.8 million in rate increases for a natural gas and wastewater utility.
Pending Rate Reviews

Empire	Missouri	GRC	$79.9
On May 28, 2021, Empire filed a rate review based on a
12 month historical test year ending September 30, 2020, with an update period through June 30, 2021, seeking  to  recover  an  annual  revenue  deficiency of
$50.0 million, or a 7.61% increase in total base rate operating revenue, based on a rate base of $2.6 billion, which includes the recently completed Empire Wind Facilities, and $29.9 million in costs associated with the impact of the Midwest Extreme Weather Event. On  February 4, 2022, Empire filed the last of four stipulation agreements resolving all issues, except rate design which was litigated on February 10, 2022 . If approved by the Missouri Public Service Commission (“MPSC”), Empire would increase its annual revenues in Missouri by $39.5 million in May 2022.

On January 19, 2022, Empire filed a petition for securitization of the costs associated with the impact of the Midwest Extreme Weather Event. An order on the securitization is expected in July/August 2022.

Empire	Kansas	GRC	$4.5
On May 27, 2021, submitted an abbreviated rate review seeking to recover a revenue deficiency of $4.5 million associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. On September 15, 2021, filed an updated revenue requirement reflecting near final wind costs. A virtual public hearing was held in November 2021.

CalPeco Electric System	California	GRC	$35.7	On May 28, 2021, filed an application requesting a revenue increase of $35.7 million for 2022 based on an ROE of 10.5% and on a 54% equity capital structure.

Apple Valley Ranchos Water System	California	GRC	$2.9
On July 2, 2021, filed an application requesting revenue increases of $2.9 million for 2022, $2.1 million for 2023, and $2.3 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC  Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022.

Park Water System	California	GRC	$5.5
On July 2, 2021, filed an application requesting revenue increases of $5.5 million for 2022, $1.8 million for 2023, and $1.8 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC  Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022.

Empire District Gas Company	Missouri	GRC	$1.4
On August 23, 2021, filed an application requesting a revenue increase of $1.4 million based on an ROE of 10% and on a 52% equity capital structure. In January 2022, MPSC Staff filed its testimony, recommending a
$1.0 million revenue increase based on an ROE of  9.5%.

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Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
BELCO	Bermuda	GRC	$34.8	On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023.

New Brunswick Gas	Canada	GRC	-$3.9
On November 22, 2021, filed its 2022 general rate application for a revenue decrease based on the EUB’s recent decision authorizing a capital structure of 45% equity and an ROE of 8.5%. A hearing is scheduled for March 28-31, 2022.

St. Lawrence Gas	New York	GRC	$4.1
On November 24, 2021, filed an application requesting a revenue increase of $3.4 million based on an ROE of 10.5% and a capital structure of 50% equity. On  January 31, 2022, filed a supplemental filing to update the requested revenue increase to $4.1 million.

Various	Various	Various	$0.1	Other pending rate review requests across two wastewater utilities.

1	All rate requests do not include step-up adjustments
Regulatory Proceedings related to the Midwest Extreme Weather Event
The Midwest Extreme Weather Event resulted in an increase in demand for natural gas used by Empire for the generation of electricity. Empire’s Missouri retail jurisdiction incurred approximately $205 million in extraordinary fuel and purchased power costs, carrying charges, and legal costs, including Southwest Power Pool ("SPP") market charges, related to the event. The amount of purchased power costs incurred by Empire is subject to resettlement activity and further review by SPP. This review and any subsequent resettlement activity could result in increases or decreases to the final amount of purchased power costs incurred by Empire. and these changes could be material. As of December 31, 2021, Empire has deferred substantially all of the fuel and purchased power costs related to the Midwest Extreme Weather Event to a regulatory asset. 95% of extraordinary fuel and purchased power costs are deferred pursuant to a fuel adjustment clause proceeding. The remaining 5% of the extraordinary fuel and purchased power costs, plus carrying charges and legal fees, are being deferred pursuant to an Accounting Authority Order ("AAO") request. While Empire currently expects to recover substantially all of the increased fuel and purchased power costs related to the Midwest Extreme Weather Event from customers, the timing of the cost recovery is expected to be be delayed or spread over a longer than typical recovery timeframe to help moderate monthly customer bill impacts given the extraordinary nature of the Midwest Extreme Weather Event.
When Empire filed its most recent Missouri rate case (ER-2021-0312) in May 2021, costs related to the Midwest Extreme Weather Event were included. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs. When it filed its surrebuttal testimony in ER-2021-0312 in January 2022, Empire removed all costs related to the Midwest Extreme Weather Event from its rate request. Pursuant to House Bill 734, Empire filed a Petition for Financing Order for authorization of the issuance of securitized utility tariff bonds regarding 100% of the extraordinary costs incurred during the Midwest Extreme Winter Weather Event. A decision by the MPSC regarding Empire’s securitization request is required by August 22, 2022.
Regulatory Proceedings related to the retirement of Asbury
In the course of completing its 2017 and 2019 Integrated Resource Plans (“IRPs”), Empire analyzed the effects of retiring Asbury, a coal-fired generation unit that was constructed in 1970. In the course of the 2019 IRP, Empire determined that retiring the plant would generate $93.0 million in customer savings in the 20 years following the unit’s decommissioning. Asbury was retired on March 1, 2020. On July 23, 2020, the MPSC issued an AAO that directed Empire to establish regulatory asset and liability accounts, beginning January 1, 2020, to reflect impact of the closure of Asbury on operating and capital expenses in Missouri.
When Empire filed its most recent Missouri rate case (ER-2021-0312) in May 2021, its Asbury related revenues and expenses, along with the balance of the AAO, were included in the application. In July 2021, Missouri House Bill 734 created an option for utilities to finance the recovery of costs related to the retirement of obsolescent generation infrastructure, including recovery of undepreciated ratebase balances and financing costs, through securitized utility tariff bonds.

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When it filed its surrebuttal testimony in ER-2021-0312 in January 2022, Empire removed all the balances associated with Asbury from its rate request, including the undepreciated balance on the asset and other Asbury-related balances, resulting in total amounts to be securitized of approximately $90.0 million. Subsequently, on January 20, 2022, Empire filed with the MPSC notice of its intent to file a petition and request the securitization of its Asbury related balances. The securitization legislation requires that the petition be filed no less than 60 days after the notice has been filed. As such,it is expected that Empire will submit its securitization petition in March 2022.
As of March 1, 2022, Empire has also filed rate cases that include requests for recovery of costs related to Asbury in Kansas and Oklahoma. Both cases are pending.
Regulatory Proceedings related to Acquisitions:
Kentucky Power
On October 26, 2021, Liberty Utilities entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power and Kentucky TransCo.
On January 4, 2022, Liberty Utilities and Kentucky Power jointly filed for the approval of the Kentucky Power Transaction at the KPSC. By statute, the KPSC must issue an order on the application within 120 days, and therefore, the KPSC has issued a procedural schedule which calls for hearings to occur on March 28, 2022, and an order on the application is expected on or before May 4, 2022. In addition to the approval of the KPSC, closing of the Kentucky Power Transaction is subject to receipt of certain other regulatory approvals, including the approval of FERC and the approval of KPSC, FERC and the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell Plant.

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RENEWABLE ENERGY GROUP
2021 Electricity Generation Performance
			Three months ended
	Long Term		December 31		Long Term		December 31
(Performance in GW-hrs sold)	Average Resource		2021	2020	Average Resource		2021	2020
Hydro Facilities:
Maritime Region	37.6		36.7	41.8	148.2		124.2	119.4
Quebec Region	72.6		74.4	80.6	273.3		266.6	281.7
Ontario Region	26.2		21.8	27.7	120.4		91.2	104.1
Western Region	12.6		9.1	7.0	65.0		49.9	63.2
	149.0		142.0	157.1	606.9		531.9	568.4
Canadian Wind Facilities:
St. Damase	22.7		18.3	21.9	76.9		70.8	76.9
St. Leon	121.4		127.5	119.4	430.2		422.5	427.5
Red Lily[1]	24.1		26.3	25.6	88.5		91.2	92.1
Morse	30.5		31.0	31.6	108.8		107.2	111.2
Amherst	67.9		62.8	70.6	229.8		198.4	216.3
	266.6		265.9	269.1	934.2		890.1	924.0
U.S. Wind Facilities:
Sandy Ridge	43.6		41.7	41.1	158.3		134.8	143.8
Minonk	189.8		194.7	195.1	673.7		622.1	618.5
Senate	140.0		144.1	142.2	520.4		480.5	501.8
Shady Oaks	100.5		100.7	102.9	355.6		319.2	319.6
Odell	238.0		214.7	212.8	831.8		720.3	795.3
Deerfield	167.9		150.8	174.2	546.0		515.9	541.0
Sugar Creek[2]	212.6		189.4	62.8	489.4		426.4	62.8
Maverick Creek[3]	480.2		483.0	137.8	1,735.6		1,519.2	137.8
	1,572.6		1,519.1	1,068.9	5,310.8		4,738.4	3,120.6
Solar Facilities:
Cornwall	2.2		2.1	1.9	14.7		14.6	14.7
Bakersfield	13.0		9.1	11.0	77.2		66.0	64.5
Great Bay[4]	37.6		40.8	40.3	205.7		208.4	171.6
Altavista[5]	31.4		32.1	—	139.6		127.5	—
Croton[6]	0.2		0.2	—	0.2		0.2	—
	84.4		84.3	53.2	437.4		416.7	250.8
Renewable Energy Performance	2,072.6		2,011.3	1,548.3	7,289.3		6,577.1	4,863.8
Thermal Facilities:
Windsor Locks	N/A	[7]	31.0	34.0	N/A	[7]	128.8	122.1
Sanger	N/A	[7]	34.5	25.5	N/A	[7]	145.4	59.6
			65.5	59.5			274.2	181.7
Total Performance			2,076.8	1,607.8			6,851.3	5,045.5

1	AQN owns a 75% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
2
Achieved COD on November 9, 2020. As a result of a blade manufacturing error 26 of 40 turbines were initially shut down. All impacted turbines were back in service as of September 29, 2021. Long-term average resources (“LTAR”) for the twelve months ended December 31, 2021 have been adjusted to reflect turbines that were operational during these periods.

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3
Achieved partial completion on November 6, 2020 and COD on April 21, 2021. As a result of a blade manufacturing error 26 of 73 turbines were initially shut down. All impacted turbines were back in service as of June 7, 2021. LTARs for the twelve months ended December 31, 2021 have been adjusted to reflect turbines that were operational during these periods.

4	The Great Bay II Solar Facility achieved partial completion on April 15, 2020 and COD on August 13, 2020.
5
Achieved partial completion on March 8, 2021 and COD on June 1, 2021. Prior to April 9, 2021, AQN owned a 50% equity interest in the facility. On April 9, 2021, AQN acquired the remaining 50% equity interest that it did not previously own. Figures show full energy produced by the facility.

6	The Croton Solar Facility achieved COD on December 8, 2021. The LTARs noted above represents all production from the date of COD.
7	Natural gas fired co-generation facility.

2021 Fourth Quarter Renewable Energy Group Performance
For the three months ended December 31, 2021, the Renewable Energy Group generated 2,076.8 GW-hrs of electricity as compared to 1,607.8 GW-hrs during the same period of 2020.
For the three months ended December 31, 2021, the hydro facilities generated 142.0 GW-hrs of electricity as compared to
157.1 GW-hrs produced in the same period in 2020, a decrease of 9.6%. Electricity generated represented 95.3% of LTAR as compared to 105.4% during the same period in 2020. During the quarter, all regions except the Quebec Region were below their respective LTAR.
For the three months ended December 31, 2021, the wind facilities produced 1,785.0 GW-hrs of electricity as compared to 1,338.0 GW-hrs produced in the same period in 2020, an increase of 33.4%. The increase in production is primarily due to the addition of the Sugar Creek Wind Facility which achieved COD on November 9, 2020, and the Maverick Creek Wind Facility which achieved COD on April 21, 2021. Excluding the new facilities, production was 2.2% below the same period last year. The wind facilities, including new facilities, generated electricity equal to 97.1% of LTAR as compared to 85.5% during the same period in 2020
For the three months ended December 31, 2021, the solar facilities generated 84.3 GW-hrs of electricity as compared to 53.2 GW-hrs of electricity in the same period in 2020, an increase of 58.5%. The increase in production is primarily due to the Altavista Solar Facility which achieved partial completion on March 8, 2021 and COD on June 1, 2021. In addition, the Croton Solar Facility achieved COD on December 8, 2021. Excluding the new facilities, production was 2.3% below the same period last year. The solar facilities generated electricity equal to 99.9% of LTAR as compared to 100.8% in the same period in 2020.
For the three months ended December 31, 2021, the thermal facilities generated 65.5 GW-hrs of electricity as compared to 59.5 GW-hrs of electricity during the same period in 2020. During the same period, the Windsor Locks Thermal Facility generated 132.1 billion lbs of steam as compared to 140.8 billion lbs of steam during the same period in 2020.
2021 Annual Renewable Energy Group Performance
For the twelve months ended December 31, 2021, the Renewable Energy Group generated 6,851.3 GW-hrs of electricity as compared to 5,045.5 GW-hrs during the same period in 2020.
For the twelve months ended December 31, 2021, the hydro facilities generated 531.9 GW-hrs of electricity as compared to 568.4 GW-hrs produced in the same period in 2020, a decrease of 6.4%. Electricity generated represented 87.6% of LTAR as compared to 93.7% during the same period in 2020.
For the twelve months ended December 31, 2021, the wind facilities produced 5,628.5 GW-hrs of electricity as compared to 4,044.6 GW-hrs produced in the same period in 2020, an increase of 39.2%. The increase in production is primarily due to the addition of the Sugar Creek Wind Facility which achieved COD on November 9, 2020, and the Maverick Creek Wind Facility which achieved COD on April 21, 2021. Excluding the new facilities, production was 4.2% below the same period last year. The wind facilities generated electricity equal to 90.1% of LTAR as compared to 91.1% during the same period in 2020.
For the twelve months ended December 31, 2021, the solar facilities generated 416.7 GW-hrs of electricity as compared to 250.8 GW-hrs of electricity produced in the same period in 2020, an increase of 66.1%. The increase in production is primarily due to the addition of the Great Bay II Solar Facility which achieved partial completion on April 15, 2020 and COD on August 13, 2020, and the Altavista Solar Facility which achieved partial completion on March 8, 2021 and COD on June 1, 2021. In addition, the Croton Solar Facility achieved COD on December 8, 2021. Excluding the new facilities, production was 1.4% above the same period last year. The solar facilities generated electricity equal to 95.3% of LTAR as compared to 88.9% in the same period in 2020.

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For the twelve months ended December 31, 2021, the thermal facilities generated 274.2 GW-hrs of electricity as compared to 181.7 GW-hrs of electricity during the same period in 2020. For the twelve months ended December 31, 2021, the Windsor Locks Thermal Facility generated 507.0 billion lbs of steam as compared to 571.2 billion lbs of steam during the same period in 2020.

2021 Renewable Energy Group Operating Results

	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Revenue[1]
Hydro	$11.8	$10.8	$43.4	$39.8
Wind	59.3	51.0	161.2	165.9
Solar	5.6	3.4	26.9	19.7
Thermal	9.0	8.5	36.5	30.6
Total Non-Regulated Energy Sales	$85.7	$73.7	$268.0	$256.0
Less:
Cost of Sales - Energy[2]	(3.6)	(1.4)	(12.5)	(5.1)
Cost of Sales - Thermal	(7.0)	(3.5)	(24.0)	(11.5)
Realized gain (loss) on hedges[3]	—	(0.2)	(0.1)	(1.1)
Net Energy Sales 7, [8]	$75.1	$68.6	$231.4	$238.3
Renewable Energy Credits[4]	3.7	4.2	17.5	12.4
Other Revenue	0.1	0.1	0.8	2.0
Total Net Revenue	$78.9	$72.9	$249.7	$252.7
Expenses & Other Income
Operating expenses	(24.8)	(19.3)	(104.3)	(74.0)
Gain on sale of renewable assets	29.1	—	29.1	—
Dividend, interest, equity and other income[5]	13.5	25.1	84.0	94.0
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
HLBV income[10]	27.2	19.2	77.7	63.0
Divisional Operating Profit[6,7,9]	$123.9	$97.9	$389.6	$335.7

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1
Many of the Renewable Energy Group’s PPAs include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year. Includes the impacts from the Market Disruption Event on the Senate Wind Facility.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Note 24(b)(iv) in the annual consolidated financial statements.
4
Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

5
Includes dividends received from Atlantica and related parties (see Note 8 and 16 in the annual consolidated financial statements) as well as the equity investment in the Texas Coastal Wind Facilities (Stella, Cranell, East Raymond and West Raymond).

6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Caution Concerning Non-GAAP Measures.
8
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements,“Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

9
This table contains a reconciliation of Divisional Operating Profit to revenue. The relevant sections of the table are derived from and should be read in conjunction with the consolidated statement of operations and Note 21 in the annual consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

10
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.

Production tax credits ("PTCs") are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three and twelve months ended December 31, 2021, the Renewable Energy Group's eligible facilities generated 1,418.4 and 4,419.2 GW-hrs representing approximately $35.5 million and $110.5 million in PTCs earned as compared to 765.4 and 2,600.4 GW-hrs representing $19.1 million and $65.0 million in PTCs earned during the same period in 2020. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company to lower its overall effective tax rate

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2021 Fourth Quarter Operating Results
For the three months ended December 31, 2021, the Renewable Energy Group’s facilities generated operating revenue of $85.7 million (i.e., non-regulated energy sales) as compared to $73.7 million in the comparable period in the prior year.
For the three months ended December 31, 2021, the Renewable Energy Group's facilities generated $123.9 million of Divisional Operating Profit as compared to $97.9 million during the same period in 2020, which represents an increase of $26.0 million or 26.6%, excluding corporate administration expenses (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended December 31
Prior Period Divisional Operating Profit[1]	$97.9
Existing Facilities and Investments
Hydro: Decrease is primarily due to lower production and higher operating expenses in the Quebec Region.	(1.1)
Wind Canada: Decrease is primarily due to lower production for the St. Damase, Morse and Amherst Wind Facilities.	(0.8)
Wind U.S.: Decrease is primarily due to lower production for the Minonk, Shady Oaks, and Deerfield Wind Facilities and higher operating expenses, partially offset by higher overall HLBV income and higher REC revenue across the U.S. Wind Facilities.	(1.9)
Solar: Decrease is primarily due to lower HLBV income for the Great Bay I Solar Facility.	(1.2)
Thermal: Decrease is primarily due to higher carbon compliance costs and unfavourable capacity pricing for the Sanger Thermal Facility.	(2.6)
Investments: Increase is primarily due to higher dividends from AQN's investment in Atlantica.[2]	4.4
Other: Decrease is primarily due to higher administrative fees received in 2020 from joint venture construction projects.	(1.8)
(5.0)
New Facilities and Investments
Wind U.S.: Sugar Creek Wind Facility (full COD in November 2020) and Maverick Creek Wind Facility (full COD April 2021).	14.6
Solar: Great Bay II Solar Facility (full COD in August 2020) and Altavista Solar Facility (full COD in June 2021).	0.5
Other: Increase is primarily due to a gain on the sale of the New Market Solar Project to a joint venture between the Company and its construction partner Ares (as defined below) partially offset by equity loss from the investment in the Texas Coastal Wind Facilities driven by lower production, unfavorable pricing and HLBV losses incurred by the investment.	14.6
29.7
Foreign Exchange	1.3
Current Period Divisional Operating Profit[1]	$123.9
1	See Caution Concerning Non-GAAP Measures.
2	See Note 8 and 16 in the annual consolidated financial statements.

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2021 Annual Operating Results
For the twelve months ended December 31, 2021, the Renewable Energy Group's facilities generated operating revenue of $268.0 million (i.e., non-regulated energy sales) as compared to $256.0 million in the prior year.,
For the twelve months ended December 31, 2021, the Renewable Energy Group's facilities generated $389.6 million of Divisional Operating Profit as compared to $335.7 million during the same period in 2020, which represents an increase of $53.9 million or 16.1%, excluding corporate administration expenses (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Twelve months ended December 31
Prior Period Divisional Operating Profit[1]	$335.7
Existing Facilities
Hydro: Decrease is primarily due to lower production and higher operating expenses in the Quebec Region.	(3.3)
Wind Canada: Decrease is primarily due to lower overall production.	(2.2)
Wind U.S.: Decrease is primarily due to lower overall production.	(2.6)
Solar: Decrease is primarily due to lower HLBV income for the Great Bay I Solar Facility, partially offset by favourable capacity pricing.	(0.4)
Thermal: Decrease is due to higher property taxes and higher operating costs at the Windsor Locks Thermal Facility as well as higher carbon compliance costs and lower capacity pricing for the Sanger Thermal Facility.	(7.8)
Investments: Increase is primarily due to higher dividends from AQN's investment in Atlantica.[2]	11.9
Other: Decrease is primarily due to higher administrative fees received in 2020 from joint venture construction projects.	(3.4)
(7.8)
New Facilities and Investments
Wind U.S.: Sugar Creek Wind Facility (full COD in November 2020) and Maverick Creek Wind Facility (full COD in April 2021).	41.1
Solar: Great Bay II Solar Facility (full COD in August 2020) and Altavista Solar Facility (full COD in June 2021).	5.7
Other: Increase is primarily due to a gain on the sale of the New Market Solar Project to a joint venture between the Company and its construction partner Ares, partially offset by an equity loss from the investment in the Texas Coastal Wind Facilities primarily as a result of the Midwest Extreme Weather Event and HLBV losses recognized.	9.0
55.8
Foreign Exchange	5.9
Current Period Divisional Operating Profit[1]	$389.6
1	See Caution Concerning Non-GAAP Measures.
2	See Note 8 and 16 in the annual consolidated financial statements.

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AQN: CORPORATE AND OTHER EXPENSES

	Three months ended December 31		Twelve months ended
(all dollar amounts in $ millions)	2021	2020	2021	2020
Corporate and other expenses:
Administrative expenses	$17.8	$12.6	$66.7	$63.1
Loss (gain) on foreign exchange	1.0	3.5	4.4	(2.1)
Interest expense	50.1	45.3	209.6	181.9
Depreciation and amortization	110.8	88.0	403.0	314.1
Change in value of investments carried at fair value	(61.0)	(464.0)	122.4	(559.7)
Interest, dividend, equity, and other loss (income)[1]	0.6	(5.4)	6.4	(3.3)
Pension and other post-employment non-service costs	4.9	4.7	16.3	14.1
Other net losses	11.9	16.6	22.9	61.3
Loss (gain) on derivative financial instruments	(0.3)	0.8	1.7	(1.0)
Income tax expense (recovery)	1.8	51.1	(43.4)	64.6
1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).

2021 Fourth Quarter Corporate and Other Expenses
For the three months ended December 31, 2021, administrative expenses totaled $17.8 million as compared to $12.6 million in the same period in 2020 primarily related to timing of expenses incurred.
For the three months ended December 31, 2021, interest expense totaled $50.1 million as compared to $45.3 million in the same period in 2020 due to the funding of capital deployed in 2021 primarily related to renewable energy projects that have reached COD.
For the three months ended December 31, 2021, depreciation expense totaled $110.8 million as compared to $88.0 million in the same period in 2020. The increase was primarily due to higher overall property, plant and equipment, and the acquisitions of Ascendant and ESSAL.
For the three months ended December 31, 2021, change in investments carried at fair value totaled a gain of $61.0 million as compared to a gain of $464.0 million in 2020. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 8 in the annual consolidated financial statements).
For the three months ended December 31, 2021, pension and post-employment non-service costs totaled $4.9 million as compared to $4.7 million in 2020.
For the three months ended December 31, 2021, other net losses were $11.9 million as compared to $16.6 million in the same period in 2020. The net losses in 2021 were primarily due to acquisition and transition-related costs, and costs related to the Granite Bridge Project. The net losses in 2020 were primarily due to management succession and retirement expenses, costs relating to the condemnation proceedings for Liberty Utilities (Apple Valley Ranchos Water) Corp., and costs related to the Granite Bridge Project. See Note 19 in the annual consolidated financial statements for further details.
For the three months ended December 31, 2021, the loss on derivative financial instruments totaled $0.3 million as compared to a gain of $0.8 million in the same period in 2020. Both the losses and gains in 2021 and 2020 respectively were primarily related to mark-to-markets on energy derivatives.
For the three months ended December 31, 2021, an income tax expense of $1.8 million was recorded as compared to an income tax expense of $51.1 million during the same period in 2020. The decrease in income tax expense was primarily due to the tax impact associated with the change in fair value of the investment in Atlantica. For the three months ended December 31, 2021, the Company accrued $14.1 million of investment tax credits ("ITCs") and PTCs associated with renewable energy projects that were placed in service by the end of 2021.

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2021 Annual Corporate and Other Expenses
During the twelve months ended December 31, 2021, administrative expenses totaled $66.7 million as compared to $63.1 million in the same period in 2020.
For the twelve months ended December 31, 2021, interest expense totaled $209.6 million as compared to $181.9 million in the same period in 2020. The increase was primarily due to the acquisitions of Ascendant and ESSAL as well as the funding of capital deployed in 2021 primarily related to renewable energy projects that have reached COD.
For the twelve months ended December 31, 2021, depreciation expense totaled $403.0 million as compared to $314.1 million in the same period in 2020. The increase was primarily due to higher overall property, plant and equipment, and the acquisitions of Ascendant and ESSAL.
For the twelve months ended December 31, 2021, change in investments carried at fair value totaled a loss of $122.4 million as compared to a gain of $559.7 million in the same period in 2020. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 8 in the annual consolidated financial statements).
For the twelve months ended December 31, 2021, pension and post-employment non-service costs totaled $16.3 million as compared to $14.1 million in the same period in 2020. The increase in 2021 was primarily due to higher amortization of regulatory accounts and net actuarial losses, partially offset by a higher return on pension plan assets.
For the twelve months ended December 31, 2021, other net losses were $22.9 million as compared to $61.3 million in the same period in 2020. The net losses in 2021 were primarily due to a regulatory asset write down and acquisition and transition-related costs. The net losses in 2020 were primarily due to management succession and retirement expenses, adjustments related to U.S. Tax Reform, costs related to the condemnation proceedings for Liberty Utilities (Apple Valley Ranchos Water) Corp., and costs related to the Granite Bridge Project. See Note 19 in the annual consolidated financial statements for further details.
For the twelve months ended December 31, 2021, the loss on derivative financial instruments totaled $1.7 million as compared to a gain of $1.0 million in the same period in 2020. Both the losses and gains in 2021 and 2020 respectively were primarily related to mark-to-markets on energy derivatives.
An income tax recovery of $43.4 million was recorded in the twelve months ended December 31, 2021, as compared to an income tax expense of $64.6 million during the same period in 2020. The decrease in income tax expense was primarily due to the tax impact associated with the change in fair value of the investment in Atlantica, the tax benefits associated with the impact of the Midwest Extreme Weather Event earlier in 2021, tax credits accrued, and a one-time income tax expense related to U.S. Tax Reform recorded in 2020, partially offset by higher operating income in 2021. For the twelve months ended December 31, 2021, the Company accrued $49.4 million of ITCs and PTCs associated with renewable energy projects that were placed in service by the end of 2021. On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain hybrid arrangements as a result of U.S. Tax Reform. As a result of the final regulations, the Company recorded a one-time income tax expense of $9.3 million in the twelve months ended December 31, 2020, to reverse the benefit of deductions taken in a prior year.

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NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Net earnings attributable to shareholders	$175.6	$504.2	$264.9	$782.5
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[2]	2.3	3.1	16.1	14.9
Income tax expense (recovery)	1.8	51.1	(43.4)	64.6
Interest expense	50.1	45.3	209.6	181.9
Other net losses[4]	11.9	16.6	22.9	61.3
Pension and post-employment non-service costs	4.9	4.7	16.3	14.1
Change in value of investments carried at fair value[3]	(61.0)	(464.0)	122.4	(559.7)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
Costs related to tax equity financing	0.5	—	5.7	—
Loss (gain) on derivative financial instruments	(0.3)	0.8	1.7	(1.0)
Realized loss on energy derivative contracts	—	(0.2)	(0.1)	(1.1)
Loss (gain) on foreign exchange	1.0	3.5	4.4	(2.1)
Depreciation and amortization	110.8	88.0	403.0	314.1
Adjusted EBITDA	$297.6	$253.1	$1,076.9	$869.5

1 Amounts for the three months ended December 31, 2021 and 2020 are derived by subtracting the Company's results for the nine months ended September 30, 2021 and 2020 from the Company's 2021 and 2020 annual results, respectively.
2 HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and twelve months ended December 31, 2021 amounted to $34.4 million and
$95.3 million, respectively, as compared to $20.6 million and $69.7 million during the same period in 2020.
3 See Note 8 in the annual consolidated financial statements.
4 See Note 19 in the annual consolidated financial statements.

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Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended December 31[1]		Twelve months ended
(all dollar amounts in $ millions except per share information)	2021	2020	2021	2020
Net earnings attributable to shareholders	$175.6	$504.2	$264.9	$782.5
Add (deduct):
Loss (gain) on derivative financial instruments	(0.3)	0.8	1.7	(1.0)
Realized loss on energy derivative contracts	—	(0.2)	(0.1)	(1.1)
Other net losses[3]	11.9	16.6	22.9	61.3
Loss (gain) on foreign exchange	1.0	3.5	4.4	(2.1)
Change in value of investments carried at fair value[2]	(61.0)	(464.0)	122.4	(559.7)
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
Costs related to tax equity financing and other adjustments	0.5	—	5.7	1.0
Adjustment for taxes related to above	8.6	66.1	(25.7)	84.9
Adjusted Net Earnings	$136.3	$127.0	$449.6	$365.8
Adjusted Net Earnings per common share	$0.21	$0.21	$0.71	$0.64
1 Amounts for the three months ended December 31, 2021 and 2020 are derived by subtracting the Company's results for the nine months ended September 30, 2021 and 2020 from the Company's 2021 and 2020 annual results, respectively.
2 See Note 8 in the annual consolidated financial statements.
3 See Note 19 in the annual consolidated financial statements.
For the three months ended December 31, 2021, Adjusted Net Earnings totaled $136.3 million as compared to Adjusted Net Earnings of $127.0 million for the same period in 2020, an increase of $9.3 million.
For the twelve months ended December 31, 2021, Adjusted Net earnings totaled $449.6 million as compared to Adjusted Net Earnings of $365.8 million for the same period in 2020, an increase of $83.8 million.

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Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash flows from operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended December 31[1]		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Cash flows from operating activities	$126.5	$174.0	$157.5	$505.2
Add (deduct):
Changes in non-cash operating items	84.4	(2.8)	522.0	77.5
Production based cash contributions from non-controlling interests	—	—	4.8	3.4
Impacts from the Market Disruption Event on the Senate Wind Facility	—	—	53.4	—
Costs related to tax equity financing	0.5	—	5.7	—
Acquisition-related costs	9.8	8.1	14.5	14.1
Adjusted Funds from Operations	$221.2	$179.3	$757.9	$600.2

1 Amounts for the three months ended December 31, 2021 and 2020 are derived by subtracting the Company's results for the nine months ended September 30, 2021 and 2020 from the Company's 2021 and 2020 annual results, respectively.

For the three months ended December 31, 2021, Adjusted Funds from Operations totaled $221.2 million as compared to Adjusted Funds from Operations of $179.3 million for the same period in 2020, an increase of $41.9 million.
For the twelve months ended December 31, 2021, Adjusted Funds from Operations totaled $757.9 million as compared to Adjusted Funds from Operations of $600.2 million for the same period in 2020, an increase of $157.7 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company undertakes development activities working with a global reach to identify, develop, and construct both regulated and non-regulated renewable power generating facilities, power transmission lines, water infrastructure assets, and other complementary infrastructure projects as well as to invest in local utility electric, natural gas and water distribution systems.
The Company has announced a capital investment plan of approximately $12.4 billion consisting of approximately $8.8 billion of anticipated investments by its Regulated Services Group and approximately $3.6 billion of anticipated investments by its Renewable Energy Group for the period from 2022 through the end of 2026.
On January 27, 2021, Empire closed its acquisition of the North Fork Ridge Wind Facility, and on May 5, 2021 Empire closed the acquisition of the Neosho Ridge and Kings Point Wind Facilities. Construction of the Kings Point and Neosho Ridge Wind Facilities is complete with the exception of civil remediation. Neosho Ridge continues to operate under an interim interconnection agreement. North Fork Ridge and Kings Point have executed General Interconnection Agreements, and Neosho Ridge is expected to execute a General Interconnection Agreement in March 2022. Empire filed rate reviews in Missouri and Kansas in May 2021 seeking cost recovery of the Empire Wind Facilities (see Regulatory Proceedings).

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SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES

	Three months ended December 31		Twelve months ended December 31
(all dollar amounts in $ millions)	2021	2020	2021	2020
Regulated Services Group
Rate Base Maintenance	74.8	54.7	280.6	210.8
Rate Base Growth	171.3	242.0	1,668.9	537.4
Property, Plant & Equipment Acquired[1]	—	656.5	—	656.5
	$246.1	$953.2	$1,949.5	$1,404.7
Renewable Energy Group
Maintenance	$10.4	$11.4	$45.9	$27.5
Investment in Capital Projects[1]	45.2	(126.4)	1,555.5	103.3
International Investments	(20.3)	(11.9)	120.8	10.3
	$35.3	$(126.9)	$1,722.2	$141.1
Total Capital Expenditures	$281.4	$826.3	$3,671.7	$1,545.8
1 Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer. Excludes temporary advances to joint venture partners in connection with capital projects under development or construction.

2021 Fourth Quarter Property Plant and Equipment Expenditures
During the three months ended December 31, 2021, the Regulated Services Group invested $246.1 million in capital expenditures as compared to $953.2 million during the same period in 2020. The Regulated Services Group's investment was primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of the electric and gas systems.
During the three months ended December 31, 2021, the Renewable Energy Group incurred capital expenditures of $35.3 million as compared to $(126.9) million net capital reimbursements during the same period in 2020. The Renewable Energy Group's investment was primarily related to the development and/or construction of ongoing maintenance capital at existing operating sites.
2021 Annual Property Plant and Equipment Expenditures
During the twelve months ended December 31, 2021, the Regulated Services Group invested $1,949.5 million in capital expenditures as compared to $1,404.7 million during the same period in 2020. The Regulated Services Group's investment was primarily related to the acquisition of the Empire Wind Facilities ($1,095.3 million), construction of transmission and distribution main replacements, the completion and start of work on new and existing substation assets, and initiatives relating to the safety and reliability of the electric and gas systems.
During the twelve months ended December 31, 2021, the Renewable Energy Group incurred capital expenditures of
$1,722.2 million as compared to $141.1 million during the same period in 2020. The Renewable Energy Group's investment was primarily related to the acquisitions of the previously unowned portions of the Maverick Creek and Sugar Creek Wind Projects and Altavista Solar Project from its joint venture partners, the acquisition of a 51% interest in the Texas Coastal Wind Facilities, to advance the development and/or construction of the Dimension and Carvers Creek projects and ongoing sustaining capital at existing operating sites. The Company also made an investment of approximately $132.7 million of additional ordinary shares of Atlantica purchased through a subscription agreement that was completed in early 2021 (see Note 8 (a) in the annual consolidated financial statements).

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2022 Capital Investments
The following discussion should be read in conjunction with the Forward-Looking Statements and Forward-Looking Information section of this MD&A.
Over the course of the 2022 financial year, the Company expects to spend between approximately $4.34 billion and $4.68 billion on capital investment opportunities. Actual expenditures in 2022 may vary due to, among other things, the impacts of COVID-19 and related response measures, the timing of various project investments and acquisitions, the availability of financing on acceptable terms, and realized foreign exchange rates.
Ranges of expected capital investment in the 2022 financial year are as follows:

(all dollar amounts in $ millions)
Regulated Services Group:
Rate Base Maintenance	$390.0	-	$440.0
Rate Base Growth	400.0	-	440.0
Rate Base Acquisitions	3,510.0	-	3,720.0
Total Regulated Services Group:	$4,300.0	-	$4,600.0
Renewable Energy Group:
Maintenance	$35.0	-	$50.0
Investment in Capital Projects	5.0	-	30.0
Total Renewable Energy Group:	$40.0	-	$80.0
Total 2022 Capital Investments	$4,340.0	-	$-4,680.0
The Regulated Services Group expects to spend between $4,300.0 million and $4,600.0 million over the course of 2022 primarily attributable to rate base acquisitions between $3,510.0 million and $3,720.0 million. In January 2022, the Regulated Services Group closed the acquisition of Liberty NY Water for a purchase price of approximately $608.0 million excluding transaction costs. Furthermore, in October 2021, an agreement was reached to acquire Kentucky Power and Kentucky TransCo for a total purchase price of approximately $2,846.0 million excluding transaction costs. The Kentucky Power Transaction is expected to close in mid-2022. The remaining Regulated Services Group spend is expected to contribute to continued efforts to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping aquifers, main replacements, and reservoir pumping stations.
The Renewable Energy Group expects to spend between $40.0 million and $80.0 million over the course of 2022 to develop or further invest in development and construction (as applicable) of the Renewable Energy Group's wind and solar projects. Furthermore, the Renewable Energy Group plans to spend between $35.0 million and $50.0 million on various operational solar, thermal, and wind assets to maintain safety, regulatory, and operational efficiencies.
The Company expects to fund its 2022 capital plan through a combination of retained cash, tax equity funding, senior notes, subordinated notes, bank revolving and term credit facilities, and common equity or equity linked instruments.

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LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at December 31, 2021:

	As at December 31, 2021				As at Dec 31, 2020
(all dollar amounts in $ millions)	Corporate	Regulated Services Group	Renewable Energy Group	Total	Total
Revolving and term credit facilities	$550.0 1	$1,675.0	$850.0 2	$3,075.0	$3,575.0
Funds drawn on facilities/ commercial paper issued	(289.9)	(403.0)	(14.7)	(707.6)	(345.5)
Letters of credit issued	(23.0)	(73.0)	(221.2)	(317.2)	(441.4)
Liquidity available under the facilities	237.1	1,199.0	614.1	2,050.2	2,788.1
Undrawn portion of uncommitted letter of credit facilities	(30.8)	—	(193.2)	(224.0)	(105.8)
Cash on hand				125.2	101.6
Total Liquidity and Capital Reserves	$206.3	$1,199.0	$420.9	$1,951.4	$2,783.9
1 Includes a $50 million uncommitted standalone letter of credit facility.
2 Includes a $350 million uncommitted standalone letter of credit facility.
Corporate
As at December 31, 2021, the Company's $500.0 million senior unsecured syndicated revolving credit facility (the "Corporate Credit Facility") had $289.9 million drawn and had $3.8 million of outstanding letters of credit. The Corporate Credit Facility matures on July 12, 2024.
As at December 31, 2021, the Company had also issued $19.2 million of letters of credit from its $50 million uncommitted bi-lateral letter of credit facility.
In conjunction with the Kentucky Power Transaction, AQN obtained a $2,725.0 million syndicated acquisition financing commitment. The acquisition financing commitment is subject to customary terms and conditions, including certain commitment reductions upon closing of permanent financing. $1,086.0 million remains available under the acquisition financing commitment as at March 3, 2022.
Regulated Services Group
As at December 31, 2021, the Regulated Services Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Regulated Services Credit Facility") had no amounts drawn and had $73.0 million of outstanding letters of credit. The Regulated Services Credit Facility matures on February 23, 2023. As at December 31, 2021, $338.7 million of commercial paper was issued and outstanding.
Through the acquisition of Ascendant in the fourth quarter of 2020, the Regulated Services Group acquired a $75.0 million senior unsecured revolving credit facility (the "BELCO Credit Facility"). As at December 31, 2021, the BELCO Credit Facility had $64.3 million drawn. The BELCO Credit Facility was amended to extend the maturity to June 30, 2022. The Company expects to refinance the credit facility before maturity.
On December 20, 2021, the Regulated Services Group entered into a $1.1 billion senior unsecured syndicated delayed draw term facility ("the "Regulated Services Delayed Draw Term Facility") which matures on December 19, 2022. As at December 31, 2021, the Regulated Services Delayed Draw Term Facility had no amounts drawn. Subsequent to quarter- end on January 3, 2022, the purchase price, plus certain acquisition costs, for the acquisition of Liberty NY Water of approximately $610.4 million was funded through a draw on the Regulated Services Delayed Draw Term Facility.
Renewable Energy Group
As at December 31, 2021, the Renewable Energy Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") maturing on October 6, 2023 and a $350.0

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million letter of credit facility ("Renewable Energy LC Facility") that was amended to extend the maturity to June 30, 2023. As at December 31, 2021, the Renewable Energy Credit Facility had $14.7 million drawn and had $64.4 million in outstanding letters of credit. As at December 31, 2021, the Renewable Energy LC Facility had $156.8 million in outstanding letters of credit.
Long Term Debt
On February 15, 2021, the Company repaid a C$150.0 million senior unsecured note on its maturity.
Subsequent to year-end on February 15, 2022, the Company repaid a C$200.0 million senior unsecured note on its maturity.
Issuance of C$400 Million of Green Senior Unsecured Debentures
On April 9, 2021, Algonquin Power Co. ("APCo"), the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group, issued C$400.0 million of Debentures. The Debentures were offered at a price of C$999.92 per C$1,000 principal amount. The Debentures were assigned a BBB rating from Standard & Poor's Financial Services LLC, ("S&P"), Fitch Ratings Inc. ("Fitch") and DBRS Limited ("DBRS"). Concurrent with the offering of the Debentures, the Renewable Energy Group entered into a cross currency swap, coterminous with the Debentures, to convert the Canadian dollar denominated proceeds into U.S. dollars, resulting in an effective interest rate throughout the term of the Debentures of approximately 2.82%. The net proceeds from the offering of the Debentures were or will be, as applicable, used to finance or refinance investments in renewable power generation and clean energy technologies.
Issuance of $1.15 Billion of Green Equity Units
On June 23, 2021, the Company closed an underwritten marketed public offering of 20,000,000 Green Equity Units for total gross proceeds of $1.0 billion. The underwriters subsequently exercised their option to purchase an additional 3,000,000 Green Equity Units on the same terms, bringing total gross proceeds including the over-allotment to $1.15 billion.
Each Green Equity Unit was issued in a stated amount of $50 and, at issuance, consisted of a contract to purchase common shares of the Company and a 1/20, or 5%, undivided beneficial ownership interest in a $1,000 principal amount remarketable senior note of the Company due June 15, 2026. Pursuant to the purchase contracts, holders are required to purchase common shares of the Company on June 15, 2024.
Total annual distributions on the Green Equity Units are at the rate of 7.75%, consisting of quarterly interest payments on the remarketable senior notes at a rate of 1.18% per year and, subject to any permitted deferral, quarterly contract adjustment payments on the purchase contracts at a rate of 6.57% per year. The reference price for the Green Equity Units is $15.00 per AQN common share. The minimum settlement rate under the purchase contracts is 2.7778 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by the threshold appreciation price of $18.00 per common share, which represents a premium of 20% over the reference price. The maximum settlement rate under the purchase contracts is 3.3333 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by the reference price. Each of the settlement rates is subject to adjustment in certain circumstances.
The Green Equity Units are expected to receive 100% equity credit from S&P as of the issuance date and 100% equity credit from Fitch and DBRS upon conversion.
The dilutive effect of the Green Equity Units on net earnings per share is calculated using the treasury stock method of accounting (see Note 12(a) in the annual consolidated financial statements).
The net proceeds of the offering were approximately $1.12 billion in the aggregate (including the over-allotment), after deducting underwriting discounts and commissions but before deducting estimated expenses of the offering. The net proceeds of the offering have been or will be, as applicable, used to finance or refinance investments in renewable energy generation projects or facilities or other clean energy technologies in accordance with the Company's Green Financing Framework.
The Green Equity Units (that are in the form of "corporate units") are listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AQNU".
Issuance of approximately $1.1 Billion of Subordinated Notes
Subsequent to year-end on January 18, 2022, the Company closed (i) an underwritten public offering in the United States of $750 million aggregate principal amount of the U.S. Notes; and (ii) an underwritten public offering in Canada of C$400 million aggregate principal amount of the Canadian Notes. Concurrent with the pricing of the Note Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Note Offering into U.S. dollars and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten year period of the Notes. The Note Offerings were assigned a BB+ rating from S&P and Fitch.

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The Company intends to use the net proceeds of the Note Offerings to partially finance the Kentucky Power Transaction, provided that, in the short-term, prior to the closing of the Kentucky Power Transaction, the Company has used a portion of, and expects to use the remainder of such net proceeds to repay certain indebtedness of the Corporation and its subsidiaries
Credit Ratings
AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch. Liberty Utilities has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch. Debt issued by Liberty Utilities Finance GP1 (“Liberty GP”) has a rating of BBB (high) from DBRS, BBB+ from Fitch and BBB from S&P. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's Investors Service, Inc. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. APCo has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB    issuer rating from Fitch.
On October 28, 2021, following the announcement of the Kentucky Power Transaction, each of DBRS, Fitch and S&P made announcements regarding the credit ratings of the Corporation and its subsidiaries.
Fitch affirmed (i) the existing issuer ratings of both the Corporation and Liberty Utilities (‘BBB’ Long-Term Issuer Default Rating (“IDR”) and ‘F2’ Short-Term IDR, respectively), and (ii) all the security ratings of the Corporation, Liberty Utilities and Liberty GP. Fitch also noted that the rating outlooks for the Corporation and Liberty Utilities are stable and that the credit ratings of APCo are unaffected by the Kentucky Power Transaction. Fitch noted that it views the Kentucky Power Transaction to be neutral to the credit quality of the Corporation and Liberty Utilities, given the underlying credit quality of Kentucky Power, and what Fitch expects to be a relatively credit-supportive financing plan for the Kentucky Power Transaction.
DBRS placed the Corporation’s ‘BBB’ Issuer Rating and ‘Pfd-3’ Preferred Shares ratings ‘Under Review with Developing Implications’. DBRS indicated that it views the Kentucky Power Transaction as a positive development from a business risk perspective due to the expected increase in the Corporation’s regulated assets and rate base and expected improvements in jurisdictional diversification and capital expenditure planning. Notwithstanding these potentially positive impacts, the ‘Under Review with Developing Implications’ rating action reflects DBRS’s view that the Corporation’s financing plan for the Kentucky Power Transaction, which may include the issuance of hybrid debt, could increase the Corporation’s nonconsolidated leverage. DBRS noted that if the Corporation’s nonconsolidated debt-to-capital ratio, as calculated by DBRS, rises significantly above 20% following the issuance of any hybrid debt, a negative rating action could be taken.
S&P revised its outlook on the Corporation, Liberty Utilities, APCo, Liberty GP and Empire from stable to negative, noting a lack of certainty regarding the Corporation’s financing plan for the Kentucky Power Transaction, beyond the Common Equity Offering, which could expose the Corporation to execution risks related to the procurement of credit supportive funding. S&P also noted that the negative outlook incorporates the possibility of any material adverse regulatory requirements which may be necessary to close the Kentucky Power Transaction. S&P also affirmed its ‘BBB’ issuer credit rating for each of the Corporation, Liberty Utilities, APCo, Liberty GP and Empire. Finally, S&P placed its rating on Liberty GP’s senior unsecured debt on CreditWatch with negative implications to reflect its view of the potential for such debt to be structurally subordinated following the closing of the Kentucky Power Transaction.

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Contractual Obligations
Information concerning contractual obligations as of December 31, 2021 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$6,223.3	$834.6	$787.6	$1,217.2	$3,383.9
Advances in aid of construction	82.6	1.7	—	—	80.9
Interest on long-term debt obligations[2]	1,847.2	196.8	348.5	297.5	1,004.4
Purchase obligations	614.0	614.0	—	—	—
Environmental obligations	57.2	12.7	23.9	1.1	19.5
Derivative financial instruments:
Cross currency interest rate swaps	55.5	27.9	23.1	2.6	1.9
Interest rate swaps	7.0	2.2	2.1	1.3	1.4
Energy derivative and commodity contracts	63.0	8.5	20.2	16.5	17.8
Purchased power	331.1	62.8	67.1	46.1	155.1
Gas delivery, service and supply agreements	473.9	101.4	124.8	71.2	176.5
Service agreements	635.9	65.2	118.0	105.1	347.6
Capital projects	85.1	85.1	—	—	—
Land easements	537.9	12.9	26.3	27.0	471.7
Contract adjustment payments on equity units	187.6	75.6	112.0	—	—
Other obligations	335.9	66.9	4.5	4.4	260.1
Total Obligations	$11,537.2	$2,168.3	$1,658.1	$1,790.0	$5,920.8
1 Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2 The Company's subordinated unsecured notes have a maturity in 2078 and 2079, respectively. However, the Company currently anticipates repaying in 2023 and 2029 upon exercising its redemption right.

Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at March 2, 2022, AQN had 673,685,148 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at December 31, 2021, AQN had outstanding:
•	4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;
•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and
•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
In addition, AQN’s outstanding Green Equity Units (that are in the form of "corporate units") are listed on the NYSE under the ticker symbol "AQNU". As at March 3, 2021, there were 23,000,000 Green Equity Units outstanding. Pursuant to the purchase contract forming part of each outstanding Green Equity Unit, holders are required to purchase AQN common shares on June 15, 2024. The minimum settlement rate under each purchase contract is 2.7778 common shares and the maximum settlement rate is 3.3333 common shares, resulting in a minimum of 63,889,400 common shares and a maximum of 76,665,900 common shares issuable on settlement of the purchase contracts.

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C$800 million Bought Deal Common Equity Offering
On November 8, 2021, AQN closed the approximately C$800 million Common Equity Offering. The Company intends to use the net proceeds of the Common Equity Offering to partially finance the Kentucky Power Transaction provided that, in the short-term, prior to closing of the Kentucky Power Transaction, the Company has used such net proceeds to reduce amounts outstanding under existing credit facilities.
At-The-Market Equity Program
On May 15, 2020, AQN re-established an at-the-market equity program ("ATM program") that allowed the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. On November 19, 2021, in connection with the filing of a new base shelf prospectus, AQN withdrew the base shelf prospectus qualifying the ATM program and, as a result, AQN is currently not able to issue common shares pursuant to the ATM Program.
During the three months ended December 31, 2021, the Company did not issue any common shares under its ATM Program.
During the year ended December 31, 2021, the Company issued 23,531,465 common shares under the ATM program at an average price of $15.70 per common share for gross proceeds of $369.5 million ($364.9 million net of commissions).
As at March 3, 2022, the Company has issued since the inception of the ATM program in 2019 a cumulative total of 33,952,827 common shares under the ATM program at an average price of $15.08 per share for gross proceeds of approximately $512.2 million ($505.7 million net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4.3 million.
Dividend Reinvestment Plan
AQN has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of AQN. As at December 31, 2021, 127,590,058 common shares representing approximately 19% of total common shares outstanding had been registered with the Reinvestment Plan. During the three months ended December 31, 2021, 1,624,230 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on January 14, 2022, an additional 1,625,414 common shares were issued under the Reinvestment Plan.

SHARE-BASED COMPENSATION PLANS
For the twelve months ended December 31, 2021, AQN recorded $8.4 million in total share-based compensation expense as compared to $24.6 million for the same period in 2020. The compensation expense is recorded as part of administrative expenses in the consolidated statement of operations, except for $12.6 million in 2020 related to management succession and executive retirement expenses recorded in other net losses. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at December 31, 2021, total unrecognized compensation costs related to non-vested share-based awards was $17.1 million and is expected to be recognized over a period of 1.67 years.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the twelve months ended December 31, 2021, the Company granted 437,006 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$19.64, the market price of the underlying common share at the date of grant. During the twelve months ended December 31, 2021, executives and former executives of the Company exercised 506,926 stock options at a weighted average exercise price of C$13.92 in exchange for 108,128 common shares issued from treasury and 398,798 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at December 31, 2021, a total of 2,040,528 options were issued and outstanding under the stock option plan.

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Performance and Restricted Share Units
AQN issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of AQN’s long-term incentive program. During the twelve months ended December 31, 2021, the Company granted (including dividends and performance adjustments) a combined total of 805,433 PSUs and RSUs to employees of the Company. During the twelve months ended December 31, 2021, the Company settled 865,067 PSUs, of which 445,439 PSUs were exchanged for common shares issued from treasury and 419,628 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the twelve months ended December 31, 2021, a total of 217,901 PSUs were forfeited.
As at December 31, 2021, a combined total of 2,443,672 PSUs and RSUs were granted and outstanding under the PSU and RSU plans.
Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. The DSUs provide for settlement in cash or shares at the election of AQN. As AQN does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the twelve months ended December 31, 2021, the Company issued 73,467 DSUs (including DSUs in lieu of dividends) to the directors of the Company. During the twelve months ended December 31, 2021, the Company settled 87,582 DSUs, of which 40,786 DSUs were exchanged for common shares issued from treasury and 46,796 DSUs were settled at their cash value as payment for tax withholdings related to the settlement of DSUs.
As at December 31, 2021, a total of 530,378 DSUs were outstanding under the DSU plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. During the twelve months ended December 31, 2021, 56,686 RSUs were issued (including RSUs in lieu of dividends) to employees of the Company. During the twelve months ended December 31, 2021, the Company settled 152,564 bonus RSUs, of which 70,571 were exchanged for common shares issued from treasury and 81,993 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares. During the twelve months ended December 31, 2021, the Company issued 355,096 common shares to employees under the ESPP.
As at December 31, 2021, a total of 1,943,612 shares had been issued under the ESPP.

MANAGEMENT OF CAPITAL STRUCTURE
AQN views its capital structure in terms of its debt and equity levels at its individual operating groups and at an overall company level.
AQN’s objectives when managing capital are:
•	To maintain its capital structure consistent with investment grade credit metrics appropriate to the sectors in which AQN operates;
•	To maintain appropriate debt and equity levels in conjunction with standard industry practices and to limit financial constraints on the use of capital;
•	To ensure capital is available to finance capital expenditures sufficient to maintain existing assets;
•	To ensure generation of cash is sufficient to fund sustainable dividends to shareholders as well as meet current tax and internal capital requirements;
•	To maintain sufficient liquidity to ensure sustainable dividends made to shareholders; and
•	To have appropriately sized revolving credit facilities available for ongoing investment in growth and development opportunities.

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AQN monitors its cash position on a regular basis in an effort to ensure funds are available to meet current normal as well as capital and other expenditures. In addition, AQN continuously reviews its capital structure with a view to ensuring its individual business groups are using a capital structure which is appropriate for their respective industries.

RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2021 and 2020 (see Note 8 in the annual consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees $25.8 million in 2021, as compared to $25.7 million during the same period in 2020. Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During 2021, the development fees charged to the Company were $2.0 million as compared to $26.0 million during the same period in 2020. See Note 16 in the annual consolidated financial statements.
In 2020, a subsidiary of the Company made a tax equity investment into Altavista Solar Subco, LLC, an equity investee of the Company (prior to April 9, 2021) and indirect owner of the Altavista Solar Project. Following the closing of the construction financing facility for the Altavista Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $30.5 million payable to Altavista Solar Subco, LLC. The note was repaid in full during the second quarter of 2021.
In 2021, a subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project. Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25.8 million payable to New Market Solar Investco, LLC.
In 2021, the Sandy Ridge II Wind Project, the Shady Oaks II Wind Project and the New Market Solar Project were contributed into joint venture entities in exchange for 50% equity interests in the joint ventures and loans receivable in the amount of $20.4 million and a contract asset of $17.4 million recognized for the portion of consideration payable upon mechanical completion but in no event later than December 31, 2022. The transfer of the New Market Solar Project resulted in a gain of $26.2 million.
During the third quarter of 2021, the Company paid $1.5 million to Abengoa S.A. to purchase all of Abengoa S.A.'s interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain, S.A. joint ventures. The assets acquired for AAGES Development Spain S.A included project development assets for $2.7 million and working capital of $1.5 million. The existing loan between the Company and the partnership of $3.1 million was treated as additional consideration incurred to acquire the partnership. Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021, Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors through an investment in the AAGES and AAGES Development Canada Inc. joint ventures (collectively, the "Liberty JV").
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES in 2018 for $305.0 million (see Note 16 in the annual consolidated financial statements). Redemption is not considered probable as at December 31, 2021. The preference share was used to finance a portion of the Company's investment in Atlantica. The Company incurred non-controlling interest attributable to AAGES of $10.4 million in 2021 as compared to $12.7 million during the same period in 2020 and recorded distributions of $10.2 million in 2021 as compared to $12.2 million during the same period in 2020 (see Note 16 in the annual consolidated financial statements).
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million. The interest was used to finance a portion of the Company's investment in the Amherst Island Wind Facility. During 2021 the Company recorded distributions of $17.8 million as compared to $16.1 million during the same period in 2020.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

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Transactions with Atlantica
During the twelve months ended December 31, 2021, the Company sold Colombian solar assets to Atlantica for consideration of approximately $23.9 million, representing the cost of the assets, and contingent consideration of approximately $2.6 million, if certain milestones are met. As at December 31, 2021, a gain on the sale of $0.9 million has been recognized.

ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management ("ERM") framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework. The Corporation’s ERM Policy details the Corporation’s risk management processes and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Identified risks are evaluated using a standardized risk scoring matrix to assess impact and likelihood. Financial, safety, security, reputational, reliability, and planned execution implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans. However, there can be no assurance that the Corporation's risk management activities will be successful in identifying, assessing, or mitigating the risks to which the Corporation is subject.
The risks discussed below are not intended as a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF available on SEDAR and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Risks Related to COVID-19
The COVID-19 situation remains fluid and its full impact on the Company’s business, financial condition, cash flows and results of operations is not fully known at this time. In addition to the risks and impacts described elsewhere in this MD&A, the COVID-19 pandemic and efforts to contain the virus could result in:
•	operating, supply chain and project development and construction delays, disruptions and cost overruns;
•	delayed collection of accounts receivable and increased levels of bad debt expense;
•
delayed placed-in-service dates for the Company's renewable energy projects, which may give rise to, among other things, lower than anticipated revenue, delay-related liabilities to contractual counterparties and increased amounts of interest payable to construction lenders;

•	reduced availability of funding under construction loans and tax equity financing, which may require the Company to initially increase its funding and, if possible, directly realize the tax benefits;
•	lower revenue from the Company’s utility operations, including as a result of decreased consumption by customers not covered by rate decoupling;
•
negative impacts to the Company's existing and planned rate reviews, including non-recovery of certain costs incurred directly or indirectly as a result of the COVID-19 pandemic and delays in filing, processing and settlement of the reviews;

•	introduction of new legislation, policies, rules or regulations that adversely impact the Company;
•	labour shortages and shutdowns (including as a result of government regulation and prevention measures), reduced employee and/or contractor productivity, and loss of key personnel;
•	inability to implement the Company’s growth strategy, including sourcing new acquisitions and completing previously-announced acquisitions;

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•	inability to carry out the Company’s capital expenditure plans on previously anticipated timelines;
•	lower earnings from unhedged power generation as a result of lower wholesale commodity prices in energy markets;
•
losses or liabilities resulting from default, delays or non-performance by either the Company or its counterparties under the Company’s contracts, including joint venture agreements, supply agreements, construction agreements, services agreements and power purchase and other offtake agreements;

•	lower revenue from the Company's power generation facilities as a result of system load reduction and related system directed curtailments;
•	delay in the permitting process of certain development projects, affecting the timing of final investment decisions and start of construction dates;
•	reduced ability of the Company and its employees to effectively respond to, or mitigate the effects of, another force majeure or other significant event;
•
increased operating costs for emergency supplies, personal protective equipment, cleaning services, enabling technology and other specific needs in response to COVID-19, some of which may not be recovered through future rates;

•	increased market volatility and lower pension plan returns which could adversely impact the valuation of pension plan assets and future funding requirements for the Company's pension plans;
•	deterioration in financial metrics and other factors that impact the Company’s credit ratings;
•	inability to meet the requirements of the covenants in existing credit facilities;
•	inability to access credit and capital markets on acceptable terms or at all, including to refinance maturing indebtedness;
•	IT and operational technology system interruptions, loss of critical data and increased cybersecurity and privacy breaches due to “work from home” arrangements implemented by the Company;
•	business disruptions and costs as "work from home" arrangements are reduced and a greater number of employees return to the office;
•	losses to the Company caused by fluctuations and volatility in the trading price of Atlantica’s ordinary shares or reduction of the dividend paid to holders of Atlantica’s ordinary shares; and
•	fluctuations and volatility in the trading price of the Company’s common shares and other securities, which could result in losses for the Company’s security holders.
The COVID-19 pandemic may also have the effect of heightening the other risks described herein, and under the heading Enterprise Risk Factors in the Company's most recent AIF. The adverse impacts of COVID-19 on the Company can be expected to increase the longer the pandemic and the related response measures persist.
Change in customer demand due to the COVID-19 Pandemic
The Company operates utility systems across 17 regulatory jurisdictions delivering electric, natural gas, water and waste water services to residential, commercial and industrial customers in the areas it serves. The COVID-19 pandemic and resulting business suspensions and shutdowns have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including potential decreased consumption among certain commercial and industrial customers. Further, different regulatory jurisdictions provide different mechanisms to allow utilities to adapt to changes in demand including decoupling on a total revenue basis, decoupling on a weather adjusted basis, and fixed fee components in rates.
The Company has seen the impacts on consumption patterns reduce from their early peaks as the economy has started to re-open.
Since the length of the pandemic, any longer term economic impacts, and how these may change consumption for residential, commercial and industrial customers is not known, the full impacts on the Company’s operations are not known at this time.
Risks Related to Changes in Laws and Regulations
The operations and activities of the Company, its subsidiaries and its business units are subject to the laws, regulations, orders and other requirements of a variety of federal, state, provincial and local governments, including regulatory commissions, environmental agencies and other regulatory bodies, which laws, regulations, orders and other requirements affect the operations and activities of, and costs incurred by, the Company. The Company is accordingly subject to risks associated with changing political conditions and changes in, modifications to, or reinterpretations of, existing laws, orders

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or regulations, and the imposition of new laws, orders or regulations (including bills S6706/A7654 and S5527/A6393 adopted in the State of New York allowing the North Shore Water Authority and the South Nassau Water Authority to operate in the territories of private water companies, including the power of eminent domain, or changes being proposed to the constitution of Chile, such as changes in the water rights rules and provisions governing private ownership of water and wastewater utilities), and the taking of other action by governmental or regulatory authorities (including the revocation or non-renewal of utility franchises or other rights to provide utility services), any of which could adversely affect the Company’s business, regulatory approvals, assets, results of operations and financial condition. If the Company or any of its subsidiaries or business units were found to be in violation of such applicable laws, regulations, orders or other requirements, they could be subject to significant penalties or legal actions.
Treasury Risk Management
Downgrade in the Company's Credit Rating Risk
AQN has a long term consolidated corporate credit rating of BBB from S&P, a BBB rating from DBRS and a BBB issuer rating from Fitch. APCo, the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group, has a BBB issuer rating from S&P, BBB issuer rating from DBRS and a BBB issuer rating from Fitch. Liberty Utilities, the parent company for the U.S. regulated utilities under the Regulated Services Group, has a corporate credit rating of BBB from S&P and a BBB issuer rating from Fitch. Debt issued by Liberty GP, a special purpose financing entity of Liberty Utilities, has a rating of BBB (high) from DBRS, BBB+ from Fitch and BBB from S&P. Empire has a BBB issuer rating from S&P and a Baa1 issuer rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group has an issuer rating of BBB from DBRS.
The ratings indicate the agencies’ assessment of the ability to pay the interest and principal of debt securities issued by such entities. A rating is not a recommendation to purchase, sell or hold securities and each rating should be evaluated independently of any other rating. The lower the rating, the higher the interest cost of the securities when they are sold. A downgrade in AQN’s or its subsidiaries' issuer corporate credit ratings would result in an increase in AQN’s borrowing costs under its bank credit facilities and future long-term debt securities issued. Any such downgrade could also adversely impact the market price of the outstanding securities of the Company, could impact the Company's ability to acquire additional regulated utilities and could require the Company to post additional collateral security under some of its contracts and hedging arrangements. If any of AQN’s ratings fall below investment grade (investment grade is defined as BBB- or above for S&P and Fitch, BBB (low) or above for DBRS and Baa3 or above for Moody's), AQN’s ability to issue short-term debt or other securities or to market those securities would be constrained or made more difficult or expensive. Therefore, any such downgrades could have a material adverse effect on AQN’s business, cost of capital, financial condition and results of operations.
The Company is not adopting or endorsing such ratings, and such ratings do not indicate AQN’s assessment of its own ability to pay the interest or principal of debt securities it issues. The Company is providing such ratings only to assist with the assessment of future risks and effects of ratings on the Company’s financing costs.
No assurances can be provided that any of AQN's current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Each rating agency employs proprietary scoring methodologies that assess business and financial risks of the entity rated. There can be no assurance that the principles of the rating remain consistently applied, and these principles are subject to change from time to time at each rating agency’s discretion. For example, a rating agency’s views on total allowable leverage, specific industry risk factors, country risk and the company’s business mix, amongst other factors, may change. Such changes could require AQN to adjust its business and strategy in order to maintain its credit ratings. AQN currently anticipates that to continue to maintain a BBB flat investment grade credit ratings, it will, amongst other things, need to execute its growth strategy in a manner that preserves satisfaction of financial leverage targets and continues to generate more than 70% of EBITDA (as determined by applicable rating agency methodologies) from AQN’s Regulated Services Group. There can be no assurance that AQN will be successful, and the failure to do so could have a negative impact on AQN’s credit ratings. The business mix target may from time to time require AQN to grow its Regulated Services Group or implement other strategies in order to pursue investment opportunities within its Renewable Energy Group.
Capital Markets and Liquidity Risk
As at December 31, 2021, the Company had approximately $6,211.7 million of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations as to the Company’s future performance, that the cash flow from its operations and funds available to it under its revolving credit facilities and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations are dependent on regulatory, market and other conditions that are beyond the control of the Company and which may be impacted by the risk factors herein. As such, no assurance can be given that management’s expectations as to future performance will be realized.

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The ability of the Company to raise additional debt or equity or to do so on favourable terms may be adversely affected by adverse financial and operational performance, or by financial market disruptions or other factors outside the control of the Company.
In addition, the Company may at times incur indebtedness in excess of its long-term leverage targets, in advance of raising the additional equity necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company’s leverage could, among other things, limit the Company’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company’s flexibility and discretion to operate its business; limit the Company’s ability to declare dividends; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows will not be available for other purposes; cause ratings agencies to re- evaluate or downgrade the Company’s existing credit ratings; expose the Company to increased interest expense on borrowings at variable rates; limit the Company’s ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; and render the Company unable to make expenditures that are important to its future growth strategies.
The Company will need to refinance or reimburse amounts outstanding under the Company’s existing consolidated indebtedness over time. There can be no assurance that any indebtedness of the Company will be refinanced or that additional financing on commercially reasonable terms will be obtained, if at all. In the event that such indebtedness cannot be refinanced, or if it can be refinanced on terms that are less favourable than the current terms, the Company's cashflows and the ability of the Company to declare dividends may be adversely affected.
The ability of the Company to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the financial performance of the Company, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and capital expenditure requirements. In addition, the ability of the Company to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. If such indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flows in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk from certain outstanding variable interest indebtedness and any new credit facilities and debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects and energy facilities, especially where project financing is being renewed or arranged.
As a result, fluctuations in interest rates could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing, and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy
As at December 31, 2021, approximately 86% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter and year to year. AQN does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at December 31, 2021, the impact to interest expense from changes in interest rates are as follows:
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the Corporate Credit Facility is subject to a variable interest rate and had $289.9 million outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.9 million annually;

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the Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

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•
the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had no amounts outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

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the BELCO Credit Facility is subject to a variable interest rate and had $64.3 million outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.6 million annually;

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the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $338.7 million outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.4 million annually;

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the Renewable Energy Credit Facility is subject to a variable interest rate and had $14.6 million outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.1 million annually; and

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term facilities at BELCO and ESSAL that are subject to variable interest rates had $142.0 million outstanding as at December 31, 2021. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.4 million annually.

Subsequent to quarter-end on January 13, 2022, the Company entered into a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes .
Foreign Currency Risk
The functional currency of most of AQN's operations is the U.S. dollar, however AQN is exposed to currency fluctuations from its Canadian and Chilean operations.
AQN may enter into derivative contracts to hedge all or a portion of currency exchange rate exposure that is transactional in nature and where a natural economic hedge does not exist (see Note 24 (b)(iii) in the annual consolidated financial statements). To the extent that the Company does enter into currency hedges, the Company may not realize the full benefits of favourable exchange rate movement, and is subject to risks that the counterparty to the hedging contracts may prove unable or unwilling to perform their obligations under the contracts.
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using long-term debt in Canadian Dollars to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. AQN manages this risk primarily through the use of natural hedges by using long-term debt in Chilean pesos or indexed to the Chilean Peso to finance its Chilean operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States and Canada; however, it is also subject to income and other taxes in international jurisdictions, such as Chile and Bermuda. Changes in tax laws or interpretations thereof in the jurisdictions in which the Corporation does business could adversely affect the Company's results from operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company pursuant to one of the following or otherwise:

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While the U.S. Congress has drafted significant tax legislative proposals that include a minimum tax, additional interest limitations, and extension of clean energy tax credits, it is unknown when legislation incorporating these proposals could be enacted.

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On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility and other matters were released for public comment on February 4, 2022. The Corporation is currently reviewing the legislative proposals to determine the impact to the Corporation. If the proposed legislation becomes enacted, the interest deductibility limitations are expected to apply to the Corporation beginning in 2023.

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As a consequence of the Organization for Economic Cooperation and Development’s (“OECD”) project on “Base Erosion and Profit Shifting”, there could be a focus by taxing authorities to pursue common international principles for the entitlement to taxation of global corporate profits and minimum global tax rates. In December 2021, the OECD released model legislation outlining how a global minimum tax would apply. Each local

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jurisdiction will need to draft their own legislation to enact these minimum tax rules with application expected no earlier than January 1, 2023.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. These credits are currently subject to a multi-year step-down. While recently enacted U.S. tax reform legislation did extend some of the credits, at reduced levels, for solar facilities that begin construction in 2021, 2022 and 2023 and for wind facilities that began construction in 2021, there can be no assurance that there will be further extensions in the future or that the reduced credits will be sufficient to support continued development and construction of renewable power facilities in the United States. Moreover, if the Corporation is unable to complete construction on current or planned projects on anticipated schedules, the reduced incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities or long-term investment in facilities that the Corporation is committed to complete. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
Credit/Counterparty Risk
AQN and its subsidiaries, through long term PPAs, trade receivables, derivative financial instruments and short term investments, are subject to credit risk with respect to the ability of customers and other counterparties to perform their obligations to the Company and its subsidiaries.
The Renewable Energy Group's revenues are approximately 12% of total Company revenues with the majority earned from large utility customers having a credit rating of Baa2 or better by Moody's, or BBB or higher by S&P, or BBB or higher by DBRS.
The remaining revenue of the Company is primarily earned by the Regulated Services Group.
The credit risk attributed to the Regulated Services Group's accounts receivable balances at the water and wastewater distribution systems total $57.9 million which is spread over approximately 413,000 customer connections, resulting in an average outstanding balance of approximately $140 dollars per customer connection.
The natural gas distribution systems accounts receivable balances related to the natural gas utilities total $119.8 million, while electric distribution systems accounts receivable balances related to the electric utilities total $125.4 million. The natural gas and electrical utilities both derive over 85% of their revenue from residential customers and have a per customer connection average outstanding balance of $321 dollars and $409 dollars respectively.
Adverse conditions in the energy industry or in the general economy including the effects of the COVID-19 pandemic, as well as circumstances of individual customers or counterparties, may adversely affect the ability of a customer or counterparty to perform as required under its contract with the Company. Losses from a utility customer may not be offset by bad debt reserves approved by the applicable utility regulator. If a customer under a long-term PPA with the Renewable Energy Group is unable to perform, the Renewable Energy Group may be unable to replace the contract on comparable terms, in which case sales of power (and, if applicable, RECs and ancillary services) from the facility would be subject to market price risk and may require refinancing of indebtedness related to the facility or otherwise have a material adverse effect. Default by other counterparties, including counterparties to hedging contracts that are in an asset position and to short-term investments, also could adversely affect the financial results of the Corporation.
Market Price Risk
The Renewable Energy Group assets subject to long term PPAs are not exposed to market risk for this portion of its portfolio. Where a generating asset is not covered by a PPA, the Renewable Energy Group may seek to mitigate market risk exposure by entering into financial or physical power hedges requiring that a specified amount of power be delivered at a specified time in return for a fixed price. There is a risk that there is a difference between the pricing at the location where power is delivered and where the hedge settles, known as basis risk, resulting in earnings volatility for the Company. To mitigate basis risk, the Company seeks to enter into additional financial contracts in order to fix the price of basis. There is a risk that the Company is not able to generate the specified amount of power at the specified time resulting in production shortfalls under the hedge that then requires the Company to purchase power in the merchant market. To mitigate the risk of production shortfalls under hedges, the Renewable Energy Group generally seeks to structure hedges to cover less than 100% of the anticipated production, thereby reducing the risk of not producing the minimum hedge quantities. Nevertheless, due to unpredictability in the natural resource or due to grid curtailments or mechanical failures, production shortfalls may be such that the Renewable Energy Group may still be forced to purchase power in the merchant market at

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prevailing rates to settle against a hedge. Any event that restricts production increases shortfall risk. Events that can reduce production include (but are not limited to) weather events (such as icing, low wind resource, cloud cover), transmission outages and mechanical failure.
Hedges currently put in place by the Renewable Energy Group for its operating facilities along with residual exposures to the market are detailed below:
The Senate, Sandy Ridge and Minonk Wind Facilities have entered into financial hedges that end between 2027 and 2028. The financial hedges are structured to hedge an average of approximately 60% of annual LTAR against exposure to the applicable hub current spot market rates. The average unhedged production based on LTAR is approximately 548 GW- hrs annually.
The Sugar Creek Wind Facility has a financial hedge in place until the end of 2030 which is structured to hedge an average of 73% of annual LTAR against exposure to the applicable hub current spot market rates. The average unhedged production based on LTAR is approximately 200 GW-hrs annually.
The Maverick Creek Wind Facility has unit contingent PPAs until the end of 2031 which are structured to hedge an average of 76% of annual LTAR against exposure to the applicable hub current spot market rates. The annual average unhedged production based on LTAR is approximately 466 GW-hrs annually.
Under each of the above noted hedges, if production is not sufficient to meet the unit quantities under the hedge, the shortfall must be purchased in the open market at market rates. The effect of this risk exposure could be material. The Renewable Energy Group tries to manage this risk by forecasting shortfalls and entering into offsetting transactions (buy back). However, the existence and extent of any shortfall cannot always be predicted.
In addition to the above noted hedges, from time to time the Renewable Energy Group enters into short-term derivative contracts (usually with terms of one to three months) to further mitigate market price risk exposure due to production variability. As at December 31, 2021, the Renewable Energy Group had entered into hedges with a cumulative notional quantity of 173,350 MW-hrs.
The Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in Atlantica, with changes in fair value reflected in the annual consolidated statement of operations. As a result, each dollar change in the traded price of Atlantica shares will correspondingly affect the Company's net earnings by approximately $44 million.
Commodity Price Risk
The Regulated Services Group is exposed to energy and natural gas price risks at its electric and natural gas systems. The Renewable Energy Group's exposure to commodity prices is primarily limited to exposure to natural gas price risk. In this regard, a representative discussion of these risks is set out as follows:
Regulated Services Group
The CalPeco Electric System provides electric service to the Lake Tahoe California basin and surrounding areas at rates approved by the California Public Utilities Commission ("CPUC"). The CalPeco Electric System purchases the energy, capacity, and related service requirements for its customers from NV Energy via a PPA at rates reflecting NV Energy’s system average costs.
The CalPeco Electric System's tariffs allow for the pass-through of energy costs to its rate payers on a dollar for dollar basis, through the Energy Cost Adjustment Clause ("ECAC") mechanism, which allows for the recovery or refund of changes in energy costs that are caused by the fluctuations in the price of fuel and purchased power. On a monthly basis, energy costs are compared to the CPUC approved base tariff energy rates and the difference is deferred to a balancing account. Annually, based on the balance of the ECAC balancing account, if the ECAC revenues were to increase or decrease by more than 5%, the CalPeco Electric System's ECAC tariff allows for a potential adjustment to the ECAC rates which would eliminate the risk associated with the fluctuating cost of fuel and purchased power.
The Granite State Electric System is an open access electric utility allowing for its customers to procure commodity services from competitive energy suppliers. For those customers that do not choose their own competitive energy supplier, Granite State Electric System provides a Default Service offering to each class of customers through a competitive bidding process. This process is undertaken semi-annually for all Default Service customers. The winning bidder is obligated to provide a full requirements service based on the actual needs of the Granite State Electric System’s Default Service customers. Since this is a full requirements service, the winning bidder(s) take on the risk associated with fluctuating customer usage and commodity prices. The supplier is paid for the commodity by the Granite State Electric System which in turn receives pass-through rate recovery through a formal filing and approval process with the NHPUC on a semi-annual basis. The Granite State Electric System is only committed to the winning Default Service supplier(s) after approval by the NHPUC so that there is no risk of commodity commitment without pass-through rate recovery.

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The EnergyNorth Natural Gas System purchase pipeline capacity, storage and commodity from a variety of counterparties. The EnergyNorth Natural Gas System's portfolio of assets and its planning and forecasting methodology are commonly approved periodically by the NHPUC through Least Cost Integrated Resource Plan filings which typically are filed bi- annually but can be as long as a five-year interim period depending on the length of the review process. In addition, EnergyNorth Natural Gas System files with the NHPUC for recovery of its transportation and commodity costs on an annual basis through the Cost of Gas ("COG") filing and approval process. The EnergyNorth Natural Gas System establishes rates for its customers based on the NHPUC's approval of its filed COG. These rates are designed to fully recover its anticipated transportation and commodity costs. In order to minimize commodity price fluctuations, the EnergyNorth Natural Gas System locks in a fixed price basis for approximately 16% of its normal winter period purchases under a NHPUC approved hedging program. All costs associated with the fixed basis hedging program are allowed to be a pass-through to customers through the COG filing and the approved rates in said filing. Should commodity prices increase or decrease relative to the initial annual COG rate filing, the EnergyNorth Natural Gas System has the right to automatically adjust its COG rates going forward up to 25% in order to minimize any under or over collection of its gas costs. In addition, any under collections may be carried forward with interest to the next year’s corresponding COG period (i.e. winter to winter and summer to summer).
The Midstates Gas and Empire Gas Systems purchases pipeline capacity, storage and commodity from a variety of counterparties, and file with the individual state commissions for recovery of their respective transportation and commodity costs through an annual Purchase Gas Adjustment (“PGA”) filing and approval process. The Midstates Gas Systems serves customers in Missouri, Illinois and Iowa and establishes rates for its customers within the PGA filing in each state and these rates are designed to fully recover its anticipated transportation, storage and commodity costs. In order to minimize commodity price fluctuations, the Midstates Gas System has implemented a commodity hedging program, consistent with regulator expectations and approvals, designed to hedge approximately 25-50% of its non-storage related commodity purchases. All gains and losses associated with the hedging program are allowed to be a pass-through to customers through the PGA filing and are embedded in the approved rates in said filing. Rates can be adjusted on a monthly or quarterly basis in order to account for any commodity price increase or decrease relative to the initial PGA rate, minimizing any under or over collection of its gas costs. Similar to the Midstates Gas System, the Empire Gas System serves customers in Missouri, and also implements a commodity hedging program designed to hedge 70% to 90% of its winter demand inclusive of storage volumes withdrawn during the winter period. All related costs are embedded in approved rates and allowed to be a pass through to customers in the PGA. The Empire Gas System is permitted to file an Actual Cost Adjustment (“ACA”) once a year which also includes a PGA filing. In addition to the ACA filing, three more optional PGA filings are allowed during the year. The Empire Gas System’s ACA year is from September 1 to August 31 for each year.
The Peach State Gas System purchases pipeline capacity, storage and commodity from a variety of counterparties, and files with the Georgia Public Service Commission ("PSC") for recovery of its transportation, storage and commodity costs through a monthly PGA filing process. The Peach State Gas System establishes rates for its customers within the PGA filings and these rates are designed to fully recover its anticipated transportation, storage and commodity costs. In order to minimize commodity price fluctuations, the annual Gas Supply Plan filed by the Company and approved by the Georgia PSC includes a commodity hedging program designed to hedge approximately 30% of its non-storage related commodity purchases during the winter months. All gains and losses associated with the hedging program are passed through to customers in the PGA filings and are embedded in the approved rates in such filings. Rates can be adjusted on a monthly basis in order to account for any differences in gas costs relative to the amounts assumed in the PGA filings, minimizing any under or over collection of its gas costs.
The Empire Electric System’s natural gas procurement program for electrical generation is designed to manage costs to mitigate volatile natural gas prices. The Empire Electric System periodically enters into fixed price contracts with counterparties to hedge future natural gas prices in an attempt to lessen the volatility in fuel expenditures. Generally, the over/under variances associated with the hedging program are passed through to customers in the fuel adjustment clause assuming they are deemed to be prudently incurred.
BELCO purchases Heavy Fuel Oil (HFO), Light Fuel Oil (LFO) and diesel which are transported and stored in facilities in Bermuda until such time as they are delivered and consumed in its electricity generation operations. While the cost of this fuel is included in traditional rate filings through a Fuel Adjustment Rate (“FAR”), the variability in the commodity pricing has led the Regulatory Authority of Bermuda to establish a quarterly reconciliation and adjustment to the FAR. This filing evaluates current commodity pricing and usage as well as projected commodity pricing to develop the FAR for the upcoming quarter. Additionally, BELCO has periodically used hedging to lock in commodity rates in an effort to reduce pricing volatility and protect customer rates.
Renewable Energy Group
The Sanger Thermal Facility’s offtake agreement includes provisions which reduce its exposure to natural gas price risk. In this regard, a $1.00 increase in the price of natural gas per MMBTU, based on expected production levels, would result in a decrease in net revenue by approximately $0.03 million on an annual basis.

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The Windsor Locks Thermal Facility’s offtake agreement includes provisions which reduce its exposure to natural gas price risk but has exposure to market rate conditions for sales above those to its primary customer. In this regard, a $1.00 increase in the price of natural gas per MMBTU, based on expected production levels, would result in a decrease in net revenue by approximately $0.42 million on an annual basis.
The Maritime region provides short-term energy requirements to various customers at fixed rates. The energy requirements of these customers are estimated at approximately 200,000 MW-hrs in fiscal 2022, of which 190,000 MW-hrs is presently contracted. While the Tinker Hydro Facility is expected to provide the majority of the energy required to service these customers, the Maritime region anticipates having to purchase approximately 67,000 MW-hrs of its energy requirements at the ISO-NE spot rates to supplement self-generated energy should the Maritime region not be able to reach the estimated 200,000 MW-hrs. The risk associated with the expected market purchases of 67,000 MW-hrs is mitigated through the use of financial energy hedge contracts which cover approximately 11,000 MW-hrs of the Maritime region's anticipated purchases during the year at an average rate of approximately $40 per MW-hr.
OPERATIONAL RISK MANAGEMENT
Mechanical and Operational Risks
AQN's profitability could be impacted by, among other things, equipment failure, the failure of a major customer to fulfill its contractual obligations, reductions in average energy prices, a strike or lock-out at a facility, natural disasters, diseases (including COVID-19) and other force majeure events, interruption in supply chain and expenses related to claims or clean- up to adhere to environmental and safety standards.
The Regulated Services Group's water and wastewater distribution systems operate under pressurized conditions within pressure ranges approved by regulators. Should a water distribution network become compromised or damaged, the resulting release of pressure could result in serious injury or death to individuals or damage to other property.
The Regulated Services Group's electric distribution systems are subject to storm events, usually winter storm events, whereby power lines can be brought down, with the attendant risk to individuals and property. Wildfires may occur within the Regulated Services Group’s electric distribution service territories, including, without limitation, in California and the southern United States, such as the Mountain View fire that occurred on November 17, 2020, within the CalPeco Electric System’s service territory in California. In forested areas, trees falling on and lightning strikes to, distribution lines or equipment, can ignite wildfires which may pose a risk to life and property. If the Company is accused or found to be responsible for such a fire, the Company could suffer costs, losses and damages, including inverse condemnation, all or some of which may not be recoverable through insurance, legal, regulatory recovery and other processes.
The Regulated Services Group's natural gas distribution systems are subject to risks which may lead to fire and/or explosion which may impact life and property. Risks include third party damage, compromised system integrity, type/age of pipelines, and severe weather events.
The Renewable Energy Group's hydro assets utilize dams to pond water for generation and if the dams fail/breach potentially catastrophic amounts of water would flood downriver from the facility. The dams can be subjected to drought conditions and lose the ability to generate during peak load conditions, causing the facilities to fall short of either hedged or PPA committed production levels. The risks of the hydro facilities are mitigated by regular dam inspections and a maintenance program of the facility to lessen the risk of dam failure.
The Renewable Energy Group's assets could catch on fire and, depending on the season, could ignite significant amounts of forest or crop downwind from the wind farms. The wind units could also be affected by large atmospheric conditions, which could lower wind levels below the Company's PPA and hedge minimum production levels. The wind units can experience failures in the turbine blades or in the supporting towers. Production risks associated with the wind turbine generators failures is mitigated by properly maintaining the units, using long term maintenance agreements with the turbine O&Ms which provide for regular inspections and maintenance of property, and liability insurance policies.
The Renewable Energy Group's Thermal Energy Division uses natural gas and oil, and produces exhaust gases, which if not properly treated and monitored could cause hazardous chemicals to be released into the atmosphere. The units could also be restricted from purchasing gas/oil due to either shortages or pollution levels, which could hamper output of the facility. The mechanical and operational risks at the thermal facilities are mitigated through the regular maintenance of the boiler system, and by continual monitoring of exhaust gases. Fuel restrictions can be hedged in part by long term purchases.
All of the Renewable Energy Group's electric generating stations are subject to mechanical breakdown. The risk of mechanical breakdown is mitigated by properly maintaining the units and by regular inspections.
These risks are mitigated through the diversification of AQN’s operations, both operationally and geographically, the use of regular maintenance programs, including pipeline safety programs and compliance programs, maintaining adequate insurance, an active Enterprise Risk Management program and the establishment of reserves for expenses.

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Regulatory Risk
Profitability of AQN businesses is, in part, dependent on regulatory climates in the jurisdictions in which those businesses operate. In the case of some of Renewable Energy Group's hydroelectric facilities, water rights are generally owned by governments that reserve the right to control water levels, which may affect revenue.
The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The Regulated Services Group operates in 13 U.S. states, one Canadian province, Bermuda and Chile and therefore is subject to regulation from 17 different regulatory agencies including FERC. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs. A fundamental risk faced by any regulated utility is the disallowance of operating expenses or capital costs to be placed into its revenue requirement by the utility's regulator. In addition, capital investments that have become stranded may pose additional risk for cost recovery and could be subject to legislative proposals that would impact the extent to which such costs could be recovered. To the extent proposed costs are not included in the utility's revenue requirement, the utility will be required to find other efficiencies, growth opportunities or cost savings to achieve its allowed returns.
The Regulated Services Group regularly works with its governing authorities to manage the affairs of the business, employing both local, state level, and corporate resources.
Condemnation Expropriation Proceedings
The Regulated Services Group's distribution systems could be subject to condemnation or other methods of taking by government entities under certain conditions. Any taking by government entities would legally require fair compensation to be paid. Determination of such fair compensation is undertaken pursuant to a legal proceeding and, therefore, there is no assurance that the value received for assets taken will be in excess of book value.
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
The Renewable Energy Group's assets subject to long term PPAs, some of which are not indexed to inflation and could experience declines in profitability if operating costs increase at a rate greater than the offtake price.
Development and construction projects could experience a decrease in expected returns as a result of increased costs. To mitigate the risk of inflation the Company attempts to enter into fixed price constructions agreements and fixed price offtake agreements.
Risks Relating to the Kentucky Power Transaction
The closing of the Kentucky Power Transaction is subject to the normal commercial risks that such acquisition will not close on the terms negotiated or at all. The Kentucky Power Transaction remains subject to closing conditions, including certain regulatory and governmental approvals. The failure to satisfy or waive the conditions may result in the termination of the acquisition agreement. Accordingly, there can be no assurance that the Company will complete the Kentucky Power Transaction in the timeframe or on the basis described herein, if at all. As the Kentucky Power Transaction is subject to various regulatory approvals, it is consequently subject to the risks that such approvals may not be timely obtained or may impose unfavourable conditions that could impair the ability to complete the acquisition or impose adverse conditions on the Company in order to complete the acquisition. The presence of intervenors in the regulatory approval process has the effect of increasing these risks.
If the Kentucky Power Transaction is not completed, the Company could be subject to a number of risks that may adversely affect the Company’s business, financial condition, results of operations, reputation and cash flows, including (i) the requirement to pay costs relating to the Kentucky Power Transaction, including costs relating to the financing thereof and obtaining regulatory approval, (ii) the requirement to find effective new uses for the net proceeds of the Company’s Common Equity Offering and Note Offerings, and (ii) time and resources committed by the Company’s management to matters relating to the Kentucky Power Transaction that could otherwise have been devoted to pursuing other beneficial opportunities. In addition, if the acquisition agreement for the Kentucky Power Transaction is terminated in certain circumstances, the Company may be required to pay a termination fee of $65 million. See “Significant Updates”.

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Business combinations such as the Kentucky Power Transaction involve risks that could materially and adversely affect the Company’s business plan, including the failure to realize the results that the Company expects. There can be no assurance that the Company will be successful in increasing the historical returns earned by either of Kentucky Power or Kentucky Transco, that the load declines experienced by Kentucky Power over recent years will not continue to be a prevailing trend, or that the Company will be able to fully realize some or all of the expected benefits of the Kentucky Power Transaction or succeed in implementing its strategic objectives relating to the acquired entities, including the transfer of operational control of the Mitchell Plant from Kentucky Power to the Wheeling Power Company and the transition of Kentucky Power’s generating mix to greener sources (i.e. “greening the fleet” initiatives). The ability to realize these anticipated benefits and implement these strategic objectives will depend in part on successfully retaining staff, hiring additional staff to replace certain of the vendors’ centralized operations, obtaining favourable regulatory outcomes, realizing growth opportunities, no unanticipated economic changes in the areas where the acquired entities operate, and potential synergies through the coordination of activities and operations with the Company’s existing business. There is a risk that some or all of the expected benefits and strategic objectives will fail to materialize, or may not occur within the time periods anticipated by the Company. A failure to realize the anticipated benefits of or implement strategic objectives relating to the Kentucky Power Transaction on an efficient and effective basis could have a material adverse effect on the Company’s financial condition, results of operations, reputation and cash flows.
A change in the capital structure of the Company could cause credit rating agencies which rate the Company’s outstanding debt obligations to re-evaluate and potentially downgrade the Company’s current credit ratings, which could increase the Company’s borrowing costs and adversely impact the market price of the outstanding securities of the Company. See “Capital Markets and Liquidity Risk”.
The Kentucky Power Transaction could also result in a downgrade of the credit rating of Kentucky Power or its outstanding bonds, and could require Kentucky Power to offer to prepay $525 million in principal amount of its outstanding bonds if the credit ratings thereof fall below investment grade (or in the event such bonds are placed on “credit watch” or assigned a “negative outlook” if they are rated BBB- by S&P or Baa3 by Moody’s at such time).
There may be liabilities that the Company failed to discover or was unable to quantify in the Company’s due diligence, and the Company may not have recourse for some or all of these potential liabilities. While the Company has accounted for these potential liabilities for the purposes of making its decision to enter into the acquisition agreement, there can be no assurance that any such liability will not exceed the Company’s estimates. In connection with the Kentucky Power Transaction, the Company has obtained a representation and warranty insurance policy, with coverage up to $255 million, subject to an initial retention of $21 million. Nevertheless, this insurance policy is subject to certain exclusions and limitations and there may be circumstances for which the insurer attempts to limit such coverage or refuses to indemnify the Company or where the coverage provided under the insurance policy may otherwise be insufficient or inapplicable.
Kentucky Power and Kentucky Transco may be a party to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the Kentucky Power Transaction. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Kentucky Power Transaction or adversely affect the acquired entities’ results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions are not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company and the acquired entities.
All of the electricity generated by Kentucky Power is produced by the combustion of fossil fuels. As a result, the acquisition of Kentucky Power could result in reputational harm to the Company and adversely affect perceptions regarding the Company’s commitment to environmental and sustainability matters, as well as the Company’s ability to accomplish its environmental and sustainability objectives. The operation of fossil-fueled generation plants, including resulting emissions of nitrogen and sulfur oxides, mercury and particulates and the discharge and disposal of solid waste (including coal- combustion residuals (“CCRs”)), is subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these requirements requires Kentucky Power to incur significant costs, including capital expenditures, for environmental monitoring, installation of pollution control equipment, emission fees, disposal activities, decommissioning, and permitting obligations at its facilities. If these compliance costs become uneconomical, Kentucky Power may ultimately be required to retire generating capacity prior to the end of its estimated life. The costs of complying with these legal requirements could also adversely affect Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction. In addition, the impacts could become even more significant if existing requirements governing air emissions management and disposal, CCR waste and/or waste matter discharge become more restrictive in the future, more extensive operating and/or permitting requirements are imposed or additional substances associated with power generation are subjected to increased regulation. Although Kentucky Power typically recovers expenditures for pollution control technologies, replacement generation, undepreciated plant balances and associated operating costs from customers, there can be no assurance that Kentucky Power will be able to obtain a rate order to fully recover the remaining costs associated with such plants in the future. The failure to recover

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these costs could reduce Kentucky Power’s results of operations, financial condition and cash flows, and those of the Company following the closing of the Kentucky Power Transaction.
In addition, future changes to environmental laws, including with respect to the regulation of CO2 emissions, could cause Kentucky Power to incur materially higher costs than it has incurred to date.
International Investment Risk
The Company operates in markets, or may pursue growth opportunities in new markets, that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide the same type of legal certainty and rights, in connection with the Company’s contractual relationships in such countries, as are afforded to the Company in Canada and the U.S., which may adversely affect the Company’s ability to receive revenues or enforce its rights in connection with any operations or projects in such jurisdictions. In addition, the laws and regulations of some countries may limit the Company’s ability to hold a majority interest in certain projects, thus limiting the Company’s ability to control the operations of such projects. Any existing or new operations or interests of the Company may also be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government laws, policies or personnel or a country's constitution; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) regulatory or other changes adversely affecting the local utility market;
(vii)          breach or repudiation of important contractual undertakings and expropriation and confiscation of assets and facilities without compensation or compensation that is less than fair market value; (viii) less developed or efficient financial markets than in North America; (ix) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (x) less government supervision and regulation; (xi) a less developed legal or regulatory environment, including uncertainty in outcomes and actions that may be inconsistent with the rule of law; (xii) heightened exposure to corruption risk; (xiii) political hostility to investments by foreign investors, including laws affecting foreign ownership; (xiv) less publicly available information in respect of companies; (xv) adversely higher or lower rates of inflation; (xvi) higher transaction costs; and (xvii) fewer investor protections.
The Company may suffer a significant loss resulting from fraud, bribery, corruption or other illegal acts, or from inadequate or failed internal processes or systems. The Company operates in multiple jurisdictions and it is possible that its operations and development activities will expand into new jurisdictions. Doing business in multiple jurisdictions requires the Company to comply with the laws and regulations of such jurisdictions. These laws and regulations may apply to the Company, its subsidiaries, individual directors, officers, employees and third-party agents. The Company is also subject to anti-bribery and anti-corruption laws, including the Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act. As the Company makes acquisitions and pursues development activities internationally, it is exposed to increased corruption-related risks, including potential violations of applicable anti-corruption laws.
The Company relies on its infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise- wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. The Company also relies on its employees and certain third parties to comply with its policies and processes as well as applicable laws. The failure to adequately identify or manage these risks, and the acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts, could result in direct or indirect financial loss, regulatory censure and/or harm to the Company’s reputation.
Risks Specific to the Atlantica Investment
The Company’s investment in Atlantica exposes the Company to certain risks that are particular to Atlantica’s business and the markets in which Atlantica operates.
Atlantica owns, manages and acquires renewable energy, conventional power, electric transmission lines and water assets in certain jurisdictions where the Company may not operate. The Company, through its investment in Atlantica, is indirectly exposed to certain risks that are particular to the markets in which it operates, including, but not limited to, risks related to: conditions in the global economy; changes to national and international laws, political, social and macroeconomic risks relating to the jurisdictions in which Atlantica operates, including in emerging markets, which could be subject to economic, social and political uncertainties; anti-bribery and anti-corruption laws and substantial penalties and reputational damage from any non-compliance therewith; significant currency exchange rate fluctuations; Atlantica’s ability to identify and/or consummate future acquisitions on favourable terms or at all; Atlantica’s inability to replace, on similar or commercially favourable terms, expiring or terminated offtake agreements; termination or revocation of Atlantica’s concession agreements or PPAs; and various other factors. These risks could affect the profitability and growth of Atlantica’s business, and ultimately the profitability of the Company’s anticipated investment therein.
The Company’s international acquisition, development, construction and operating activities, including through the Liberty JV, expose the Company to similar risks and could likewise affect the profitability, financial condition and growth of the Company.

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The Company accounts for its investment in Atlantica using the Fair Value Method (see Note 8(a) in the annual consolidated financial statements). AQN records in the consolidated statements of operations the fluctuations in the fair value of Atlantica shares and dividend income when it is declared.
Joint Venture Investment Risk
The Company has, and may in the future continue to have, an equity interest of 50% or less in certain projects and facilities. As a result, the Company will not control such projects and facilities and its interest may be subject to the decision-making of third parties, and the Company may be reliant on a third party’s personnel, good faith, contractual compliance, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services. This may limit the Company’s flexibility and financial returns with respect to these projects and facilities, and create a risk that the Company’s joint venture partner may:
•	have economic or business interests or goals that are inconsistent with the Company’s economic or business interests or goals;
•	take actions contrary to the Company’s policies or objectives with respect to the Company’s investments;
•
contravene applicable anti-bribery laws that carry substantial penalties for non-compliance and could cause reputational damage and a material adverse effect on the business, financial position and results of operations of the joint venture and the Company;

•	have to give its consent with respect to certain major decisions, including among others, decisions relating to funding and transactions with affiliates;
•	become bankrupt, limiting its ability to meet calls for capital contributions and potentially making it more difficult to refinance or sell projects;
•	become engaged in a dispute with the Company that might affect the Company’s ability to develop a project;
•	have competing interests in the Company’s markets that could create conflict of interest issues; or
•	have different accounting policies than the Company.
The Liberty JV (through Liberty Global Energy Solutions B.V.) is a party to a secured credit facility in the amount of $306.5 million (the “Liberty JV Secured Credit Facility”) and holds a preference share ownership interest in Liberty (AY Holdings) B.V. (“AY Holdings”). The Liberty JV Secured Credit Facility is collateralized through a pledge of Atlantica ordinary shares held by AY Holdings. A collateral shortfall would occur if the net obligation (as defined in the credit agreement) would equal or exceed 50% of the market value of such Atlantica shares. In the event of a collateral shortfall, the Liberty JV is required to prepay a portion of the loan or post additional collateral in cash to reduce the net obligation to 40% of the total collateral provided (the “Collateral Reset Level”). If the Liberty JV were unable to fund the collateral shortfall, or certain other events of default occur, the Liberty JV Secured Credit Facility lenders hold the right to sell Atlantica shares to pay amounts outstanding under the facility, including reducing the facility to the Collateral Reset Level. The Liberty JV Secured Credit Facility is repayable on demand if Atlantica ceases to be a public company. If the Liberty JV were unable to repay the amounts owed, the lenders would have the right realize on their collateral.
The Company has entered into Equity Capital Contribution Agreements ("ECCA") with certain of its project development entities it holds an equity interest in. The ECCAs obligate the Company to provide funding upon the realization of certain completion milestones related to the projects under development. The ECCAs have been pledged as collateral against construction loans obtained by the project entities and may require the Company to fund in amounts in excess of the underlying value of the assets. The Company has also provided guarantees of performance for certain development projects owned by the equity investees.
Please refer to Note 8 in the annual consolidated financial statements for a description of the Company's Long Term Investments and Notes Receivable.
Dispositions
For financial, strategic and other reasons, the Company may from time to time dispose of, or desire to dispose of, businesses or assets (in whole or in part) that it owns. Such disposals may result in recognition of a loss upon such a sale. In addition, as a result of divestitures, the Company’s revenues, cash flows and net income may decrease, and its business mix may change. Further, the Company may not be able to dispose of businesses or assets that the Corporation desires to sell for financial, strategic and other business reasons at all or at a price acceptable to the Company.

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Asset Retirement Obligations
AQN and its subsidiaries complete periodic reviews of potential asset retirement obligations that may require recognition. As part of this process, AQN and its subsidiaries consider the contractual requirements outlined in their operating permits, leases, and other agreements, the probability of the agreements being extended, the ability to quantify such expense, the timing of incurring the potential expenses, as well as other factors which may be considered in evaluating if such obligations exist and in estimating the fair value of such obligations.
In conjunction with acquisitions and developed projects, the Company assumed certain asset retirement obligations. The asset retirement obligations mainly relate to legal requirements for: (i) removal or decommissioning of power generating facilities; (ii) cut (disconnect from the distribution system), purge (clean of natural gas and PCB contaminants), and cap gas mains within the gas distribution and transmission system when mains are retired in place, or dispose of sections of gas mains when removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants; and (iv) remove asbestos upon major renovation or demolition of structures and facilities.
Cycles and Seasonality
Regulated Services Group
The Regulated Services Group's demand for water is affected by weather conditions and temperature. Demand for water during warmer months is generally greater than cooler months due to requirements for irrigation, swimming pools, cooling systems and other outside water use. If there is above normal rainfall or rainfall is more frequent than normal the demand for water may decrease, adversely affecting revenues.
The Regulated Services Group's demand for energy from its electric distribution systems is primarily affected by weather conditions and conservation initiatives. The Regulated Services Group provides information and programs to its customers to encourage the conservation of energy. In turn, demand may be reduced which could have short-term adverse impacts on revenues.
The Regulated Services Group's primary demand for natural gas from its natural gas distribution systems is driven by the seasonal heating requirements of its residential, commercial, and industrial customers. The colder the weather the greater the demand for natural gas to heat homes and businesses. As such, the natural gas distribution systems demand profiles typically peaks in the winter months of January and February and declines in the summer months of July and August. Year to year variability also occurs depending on how cold the weather is in any particular year.
There is a risk that climate change impacts the seasonality and demand for water, electricity and gas.
The Company attempts to mitigate the above noted risks by seeking regulatory mechanisms during rate review proceedings. While not all regulatory jurisdictions have approved mechanisms to mitigate demand fluctuations, to date, the Regulated Services Group has successfully obtained regulatory approval to implement such decoupling mechanisms in 7 of 13 states. An example of such a mechanism is seen at the Peach State Gas System in Georgia, where a weather normalization adjustment is applied to customer bills during the months of October through May that adjusts commodity rates to stabilize the revenues of the utility for changes in billing units attributable to weather patterns.
Renewable Energy Group
The Renewable Energy Group's hydroelectric operations are impacted by seasonal fluctuations and year to year variability of the available hydrology. These assets are primarily “run-of-river” and as such fluctuate with natural water flows. During the winter and summer periods, flows are generally lower while during the spring and fall periods flows are generally higher. The ability of these assets to generate income may be impacted by changes in water availability or other material hydrologic events within a watercourse. Year to year the level of hydrology varies, impacting the amount of power that can be generated in a year.
The Renewable Energy Group's wind generation facilities are impacted by seasonal fluctuations and year to year variability of the wind resource. During the fall through spring period, winds are generally stronger than during the summer periods. The ability of these facilities to generate income may be impacted by naturally occurring changes in wind patterns and wind strength.
The Renewable Energy Group's solar generation facilities are impacted by seasonal fluctuations and year to year variability in the solar radiance. For instance, there are more daylight hours in the summer than there are in the winter, resulting in higher production in the summer months. The ability of these facilities to generate income may be impacted by naturally occurring changes in solar radiance.
The Company attempts to mitigate the above noted natural resource fluctuation risks by acquiring or developing generating stations in different geographic locations.

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Development and Construction Risk
The Company actively engages in the development and construction of new power generation facilities. There is always a risk that material delays and/or cost overruns could be incurred in any of the projects planned or currently in construction affecting the Company’s overall performance. There are risks that actual costs may exceed budget estimates, delays may occur in obtaining permits and materials, suppliers and contractors may not perform as required under their contracts, there may be inadequate availability, productivity or increased cost of qualified craft labor, start-up activities may take longer than planned, the scope and timing of projects may change, and other events beyond the Company's control may occur that may materially affect the schedule, budget, cost and performance of projects. Regulatory approvals can be challenged by a number of mechanisms which vary across state and provincial jurisdictions. Such permitting challenges could identify issues that may result in permits being modified or revoked.
Risks Specific to Renewable Generation Projects:
The strength and consistency of the wind resource will vary from the estimate set out in the initial wind studies that were relied upon to determine the feasibility of the wind facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the actual wind, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.
The amount of solar radiance will vary from the estimate set out in the initial solar studies that were relied upon to determine the feasibility of the solar facility. If weather patterns change or the historical data proves not to accurately reflect the strength and consistency of the solar radiance, the assumptions underlying the financial projections as to the amount of electricity to be generated by the facility may be different and cash could be impacted.
For certain of its development projects, the Company relies on financing from third party tax equity investors. These investors typically provide funding upon commercial operation of the facility. Should certain facilities not meet the conditions required for tax equity funding, expected returns from the facilities may be impacted.
Development by the Renewable Energy Group of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. These incentives are currently subject to a multi-year step-down. In the second quarter of 2021, the IRS extended the “continuity safe harbor” deadline by one to two years, depending on when the project was placed in service, by which wind and solar projects must be placed in service to qualify for the maximum permissible PTC and ITC, respectively. The first step down is now set to occur on December 31, 2022.
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns. As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic.
Since February 2020, AQN has received force majeure notices or similar notices from suppliers and/or contractors for all of its major renewable energy construction projects. Certain manufacturing, transportation, construction and delivery delays have occurred, and similar future disruptions are possible due to COVID-19. The Company expects that all of its U.S. wind and solar projects currently under construction will qualify for the maximum PTC and ITC, respectively.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. There are currently eight active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. Four of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the fifth active lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In three other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.

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Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. The Town filed its objections to the Tentative Decision on June 1, 2021. On October 14, 2021, the Court denied the Town’s objections and issued the Final Statement of Decision. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court.
Information Security Risk
The Company relies upon technology networks, systems and devices to process, transmit and store electronic information, and to manage and support a variety of business processes and activities and safely operate its assets. The Company also uses technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with financial reporting, legal and tax requirements. The Company’s technology networks, systems and devices collect and store sensitive data, including system operating information, proprietary business information belonging to the Company and third parties, as well as personal information belonging to the Company’s customers and employees. As the Company operates critical infrastructure, it may be at an increased risk of cyber-attacks or other security threats by third parties.
The Company’s or its third-party vendors’ technology systems and technology networks, devices and infrastructure may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to employee error or malfeasance, disruptions during software or hardware upgrades, telecommunication failures, theft, and politically driven acts of war or terrorism, natural disasters or other similar events. In addition, certain sensitive information and data may be stored by the Company on physical devices, in physical files and records on its premises or transmitted to the Company verbally, subjecting such information and data to a risk of loss, theft and misuse. Methods used to attack critical assets could include general purpose or industry-sector-specific malware delivered via network transfer, removable media, viruses, attachments, or links in e-mails. The methods used by attackers are continuously evolving and can be difficult to predict and detect. The occurrence of any of these events could impact the reliability of the Company’s power generation facilities and utility distribution and transmission systems; could cause services disruptions or system failures; could adversely affect safety; could expose the Company, its customers or its employees to a risk of loss or misuse of information; and could result in legal claims or proceedings, liability or regulatory penalties against the Company, damage the Company’s reputation or otherwise harm the Company’s business.
The long-term impact of terrorist attacks and cyber-attacks and the magnitude of the threat of future terrorist attacks and cyber-attacks on the utility and power generation industries in general, and on the Company in particular, cannot be known. Increased security measures to be taken by the Company as a precaution against possible terrorist attacks and cyber- attacks may result in increased costs to the Company. The Company must also comply with data privacy laws in each of the jurisdictions in which it operates. Certain data privacy laws have expanded in recent years, leading to increased obligations, and fines for breaches of privacy laws have increased. The Company may incur additional costs to maintain compliance, or significant financial penalties, in the event of a breach.
The Company cannot accurately assess the probability that a security breach may occur or accurately quantify the potential impact of such an event. The Company can provide no assurance that it will be able to identify and remedy all cybersecurity, physical security or system vulnerabilities or that unauthorized access or errors will be identified and remedied. Should a breach occur, the Company may suffer costs, losses, and damages, all or some of which may not be recoverable through insurance, legal, regulatory, or other processes, and could materially adversely affect the Company’s business and results of operations including its reputation with customers, regulators, governments, and financial markets. Resulting costs could include, amongst others, response, recovery, and remediation costs, increased protection or insurance costs, and costs arising from damages and losses incurred by third parties.
Uncertainty surrounding continued hostilities or sustained military campaigns may affect operations of the Company in unpredictable ways, including disruptions of supplies and markets for products of the Company, and the possibility that the Company’s operations or facilities could be direct targets of, or indirect casualties of, an act of terror. The effects of a terrorist or cyber-security attack could include disruption to the Company’s generation, transmission and distribution systems or to the electrical grid in general, and could result in a decline in the general economy and have a material adverse effect on the Company.

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Energy Consumption and Advancement in Technologies Risk
The Company’s generation, distribution and transmission assets are affected by energy and water demand in the jurisdictions in which they operate. That demand may change as a result of, among other things, fluctuations in general economic conditions, energy and commodity prices, employment levels, personal disposable income, customer preferences, advancements in new technologies and housing starts. Significantly reduced energy or water demand in the Company’s service territories could reduce capital spending forecasts, and specifically capital spending related to new customer growth. A reduction in capital spending could, in turn, affect the Company’s rate base and earnings growth. A severe prolonged downturn in economic conditions may have an adverse effect on the Company’s results of operations, financial condition and cash flows despite regulatory measures, where applicable, available to compensate for reduced demand. In addition, an extended decline in economic conditions could make it more difficult for customers to pay for the utility services they consume, thereby affecting the aging and collection of the utilities’ trade receivables.
The emergence of initiatives designed to reduce greenhouse gas emissions and control or limit the effects of climate change has resulted in incentives to increase energy efficiency and reduce water and energy consumption, including efforts to reduce the availability and reliance on natural gas. There may also be efforts to move to deregulation in certain of the markets in which the Regulated Services Group operates.
In addition, significant technological advancements are taking place in the generation and utility industry, including advancements related to self-generation and distributed energy technologies such as fuel cells, micro turbines, wind turbines and solar panels and technologies related to lower energy, gas and water use. Adoption of these and other technologies may increase as a result of government subsidies, improving economics and changing customer preferences.
Increased adoption of these practices, requirements and technologies could reduce demand for utility-scale power generation and electric, water, and natural gas distribution, and as result, the Company’s business, financial condition and results of operations could be adversely affected.
The Company may also invest in and use newly developed, less proven, technologies or generation methods in its development and construction projects or in maintaining or enhancing its existing operations and assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology or generation method to perform as anticipated may adversely affect the profitability of a particular development project or existing operations and assets.
The Regulated Services Group is actively involved in working with governments and customers in an effort to ensure these changes in consumption do not negatively impact the services provided.
Uninsured Risk
The Company maintains insurance coverage for certain exposures, but this coverage is limited and the Company is generally not fully insured against all significant losses. Insurance coverage for the Company is subject to policy conditions and exclusions, coverage limits, and various deductibles, and not all types of liabilities and losses may be covered by insurance. Further, certain assets and facilities of the Company are not fully insured, as the cost of the coverage is not economically viable. Insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving the Company’s assets or operations. There can also be no assurance that insurers will fulfill their obligations. The Company’s ability to obtain and maintain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers.
If the Company were to incur a serious uninsured loss or a loss significantly exceeding the limits of its insurance policies, the results could have a material adverse effect on the Company’s business, results of operations, financial condition and cash flows. In the event of a large uninsured loss, including those caused by severe weather conditions, natural disasters and certain other events beyond the control of the Regulated Services Group, the Company may make an application to an applicable regulatory authority for the recovery of these costs through customer rates to offset any loss. However, the Company cannot provide assurance that the regulatory authorities would approve any such application in whole or in part. This potential recovery mechanism is not available to the Renewable Energy Group.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended December 31, 2021:
(all dollar amounts in $ millions except per share information)	1st Quarter 2021	2nd Quarter 2021	3rd Quarter 2021	4th Quarter 2021
Revenue	$634.5	$527.5	$528.6	$594.8
Net earnings (loss) attributable to shareholders	13.9	103.2	(27.9)	175.6
Net earnings (loss) per share	0.02	0.16	(0.05)	0.27
Diluted net earnings (loss) per share	0.02	0.16	(0.05)	0.26
Adjusted Net Earnings[1]	124.5	91.7	97.6	136.3
Adjusted Net Earnings per common share[1]	0.20	0.15	0.15	0.21
Adjusted EBITDA[1]	282.9	244.9	252.0	297.6
Total assets	15,286.1	16,453.7	16,699.0	16,785.8
Long term debt[2]	6,353.7	6,622.6	6,870.3	6,211.7
Dividend declared per common share	$0.16	$0.17	$0.17	$0.17

	1st Quarter 2020	2nd Quarter 2020	3rd Quarter 2020	4th Quarter 2020
Revenue	$465.0	$343.6	$376.1	$491.3
Net earnings (loss) attributable to shareholders	(63.8)	286.2	55.9	504.2
Net earnings (loss) per share	(0.13)	0.54	0.09	0.84
Diluted net earnings (loss) per share	(0.13)	0.53	0.09	0.83
Adjusted Net Earnings[1]	103.3	47.4	88.1	127.0
Adjusted Net Earnings per common share[1]	0.19	0.09	0.15	0.21
Adjusted EBITDA[1]	242.2	176.3	197.9	253.1
Total assets	10,900.6	11,188.0	11,739.9	13,224.1
Long term debt[2]	4,205.1	4,155.1	3,978.0	4,538.8
Dividend declared per common share	$0.14	$0.16	$0.16	$0.16
1 See Caution Concerning Non-GAAP Measures.
2 Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $634.5 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $63.8 million and earnings of $504.2 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

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SUMMARY FINANCIAL INFORMATION OF ATLANTICA
The Company owns an approximately 44% beneficial interest in Atlantica. AQN accounts for its interest in Atlantica using the fair value method (see Note 8(a) in the annual consolidated financial statements). The summary financial information of Atlantica in the following table is derived from the consolidated financial statements of Atlantica as of December 31, 2021 and 2020 and for the years then ended which are reported in U.S. dollars and were prepared using International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"). The recognition, measurement and disclosure requirements of IFRS differ from U.S. GAAP as applied by the Company.

(all dollar amounts in $ millions)	2021	2020
Revenue	$1,211.7	$1,013.3
Profit (loss) for the year	(10.9)	16.9
Total non-current assets	8,585.0	8,514.1
Total current assets	1,166.9	1,424.3
Total non-current liabilities	7,178.9	7,714.2
Total current liabilities	824.4	483.3

DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of December 31, 2021, under the supervision of and with the participation of AQN’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2021, AQN’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the
U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
The Company's internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.
Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, based on the framework established in Internal Control - Integrated Framework (2013) issued by COSO. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls, and a conclusion on this evaluation. Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2021 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Management reviewed the results of its assessment with the Audit Committee of the Board of Directors of AQN.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the twelve months ended December 31, 2021, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	67

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INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its consolidated financial statements in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2 in the annual consolidated financial statements, respectively. Management believes the following accounting policies involve the application of critical accounting estimates. Accordingly, these accounting estimates have been reviewed and discussed with the Audit Committee of the Board of Directors of AQN.
Consolidation and Variable Interest  Entities
The Company uses judgment to assess whether its operations or investments represent variable interest entities ("VIEs"). In making these evaluations, management considers (a) the sufficiency of the investment's equity at risk, (b) the existence of a controlling financial interest, and (c) the structure of any voting rights. In addition, management considers the specific facts and circumstances of each investment in a VIE when determining whether the Company is the primary beneficiary. The factors that management takes into consideration include the purpose and design of the VIE, the key decisions that affect its economic performance, whether the parties to the arrangements are related parties or defacto agents of the Company, and whether the Company has the power to direct the activities that would most significantly affect the economic performance of the VIE. Management's judgment is also required to determine whether the Company has the right to receive benefits or the obligation to absorb losses of the VIE. Based on the judgments made, the Company will consolidate the VIE if it determines that it is the primary beneficiary.
Estimated Useful Lives and Recoverability of Long-Lived Assets, Intangibles and Goodwill
The Company makes judgments (a) to determine the recoverability of a development project, and the period over which the costs are capitalized during the development and construction of the project, (b) to assess the nature of the costs to be capitalized, (c) to distinguish individual components and major overhauls, and (d) to determine the useful lives or unit-of- production over which assets are depreciated.
Depreciation rates on most utility assets are subject to regulatory review and approval, and depreciation expense is recovered through rates set by ratemaking authorities. The recovery of those costs is dependent on the ratemaking process.
The carrying value of long-lived assets, including intangible assets and goodwill, is reviewed whenever events or changes in circumstances indicate that such carrying values may not be recoverable, and at least annually for goodwill. Some of the factors AQN considers as indicators of impairment include a significant change in operational or financial performance, unexpected outcome from rate orders, natural disasters, energy pricing and changes in regulation. When such events or circumstances are present, the Company assesses whether the carrying value will be recovered through the expected future cash flows. If the facility includes goodwill, the fair value of the facility is compared to its carrying value. Both methodologies are sensitive to the forecasted cash flows and in particular energy prices, long-term growth rate and, discount rate for the fair value calculation.
In 2021 and 2020, management assessed qualitative and quantitative factors for each of the reporting units that were allocated goodwill. No goodwill impairment provision was required.

Contents
Valuation of Deferred Tax Assets
In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and provides any necessary valuation allowances as required. Management evaluates the probability of realizing deferred tax assets by reviewing a forecast of future taxable income together with management's intent and ability to implement tax planning strategies, if necessary, to realize deferred tax assets. Although at this time management considers it more likely than not that it will have sufficient taxable income to realize the deferred tax assets, there can be no assurance that the Company will generate sufficient taxable income in the future to utilize these deferred tax assets. Management also assesses the ability to utilize tax attributes, including those in the form of carryforwards, for which the benefits have already been reflected in the financial statements.
Accounting for Rate Regulation
Accounting guidance for regulated operations provides that rate-regulated entities account for and report assets and liabilities consistent with the recovery of those incurred costs in rates if the rates established are designed to recover the costs of providing the regulated service and if the competitive environment makes it probable that such rates can be charged and collected. This accounting guidance is applied to the Regulated Services Group's operations, with the exception of ESSAL.
Certain expenses and revenues subject to utility regulation or rate determination normally reflected in income are deferred on the balance sheet as regulatory assets or liabilities and are recognized in income as the related amounts are included in service rates and recovered from or refunded to customers. Regulatory assets and liabilities are recorded when it is probable that these items will be recovered or reflected in future rates. Determining probability requires significant judgment on the part of management and includes, but is not limited to, consideration of testimony presented in regulatory hearings, proposed regulatory decisions, final regulatory orders and industry practice. If events were to occur that would make the recovery of these assets and liabilities no longer probable, these regulatory assets and liabilities would be required to be written off or written down.
Unbilled Energy Revenues
Revenues related to natural gas, electricity and water delivery are generally recognized upon delivery to customers. The determination of customer billings is based on a systematic reading of meters throughout the month. At the end of each month, amounts of natural gas, energy or water provided to customers since the date of the last meter reading are estimated, and the corresponding unbilled revenue is recorded. Factors that can impact the estimate of unbilled energy include, but are not limited to, seasonal weather patterns compared to normal, total volumes supplied to the system, line losses, economic impacts, and composition of customer classes. Estimates are reversed in the following month and actual revenue is recorded based on subsequent meter readings.
Derivatives
AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. Management’s judgment is required to determine if a transaction meets the definition of a derivative and, if it does, whether the normal purchases and sales exception applies or whether individual transactions qualify for hedge accounting treatment. Management’s judgment is also required to determine the fair value of derivative transactions. AQN determines the fair value of derivative instruments based on forward market prices in active markets obtained from external parties adjusted for nonperformance risk. A significant change in estimate could affect AQN’s results of operations if the hedging relationship was considered no longer effective.
Pension and Post-employment Benefits
The obligations and related costs of defined benefit pension and post-employment benefit plans are calculated using actuarial concepts, which include critical assumptions related to the discount rate, mortality rate, compensation increase, expected rate of return on plan assets and medical cost trend rates. These assumptions are important elements of expense and/or liability measurement and are updated on an annual basis, or upon the occurrence of significant events. The Company used the new mortality improvement scale (MP-2021) recently released by the Society of Actuaries adjusted to reflect the 2021 Social Security Administration ultimate improvement rates.
The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost for 2021 are outlined in the following table. They are calculated independently of each other. Actual experience may result in changes in a number of assumptions simultaneously. The types of assumptions and method used to prepare the sensitivity analysis has not changed from previous periods and is consistent with the calculation of the retirement benefit obligations and net benefit plan cost recognized in the consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	69

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	2021 Pension Plans		2021 OPEB Plans
(all dollar amounts in $ millions)	Accrued Benefit Obligation	Net Periodic Pension Cost	Accumulated Postretirement Benefit Obligation	Net Periodic Postretirement Benefit Cost
Discount Rate
1% increase	(80.4)	(5.4)	(42.6)	(3.5)
1% decrease	99.2	6.6	55.2	4.8
Future compensation rate
1% increase	3.3	2.0	9.0	1.0
1% decrease	(2.9)	(1.9)	(8.0)	(1.0)
Expected return on plan assets
1% increase	—	(6.1)	—	(1.8)
1% decrease	—	6.1	—	1.8
Health care trend
1% increase	—	—	47.3	7.6
1% decrease	—	—	(38.6)	(5.8)

Business Combinations
The Company has completed a number of business combinations in the past few years. Management's judgment is required to estimate the purchase price, to identify and to fair value all assets and liabilities acquired. The determination of the fair value of assets and liabilities acquired is based upon management’s estimates and certain assumptions generally included in a present value calculation of the related cash flows.
Acquired assets and liabilities assumed that are subject to critical estimates include property, plant and equipment, regulatory assets and liabilities, intangible assets, long-term debt and pension and OPEB obligations. The fair value of regulated property, plant and equipment is assessed using an income approach where the estimated cash flows of the assets are calculated using the approved tariff and discounted at the approved rate of return. The fair value of ESSAL's property, plant and equipment was assessed using a multi-period excess earnings method. The fair value of regulatory assets and liabilities considers the estimated timing of the recovery or refund to customers through the rate making process. The fair value of intangible assets is assessed using a multi-period excess earnings method. The fair value of long- term debt is determined using a discounted cash flow method and current interest rates. The pension and OPEB obligations are valued by external actuaries using the guidelines of ASC 805, Business combinations.

Contents
MANAGEMENT’S REPORT
Financial Reporting
The preparation and presentation of the accompanying consolidated financial statements, MD&A and all financial information in the consolidated financial statements are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. Financial statements by nature include amounts based upon estimates and judgments. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Management has prepared the financial information presented elsewhere in this document and has ensured that it is consistent with that in the consolidated financial statements.
The Board of Directors and its committees are responsible for all aspects related to governance of the Company. The Audit Committee of the Board of Directors, composed of directors who are unrelated and independent, has a specific responsibility to oversee management’s efforts to fulfill its responsibilities for financial reporting and internal controls related thereto. The Committee meets with management and independent auditors to review the consolidated financial statements and the internal controls as they relate to financial reporting. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.
Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2021.

March 3, 2022

/s/ Arun Banskota	/s/ Arthur Kacprzak
Chief Executive Officer	Chief Financial Officer

Algonquin | Management's Report	71

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of Algonquin Power & Utilities Corp.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Algonquin Power & Utilities Corp. (the “Company”), as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 3, 2022 expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company‘s management. Our responsibility is to express an opinion on the Company‘s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which it relates.

Contents
Regulatory assets and liabilities—Recovery of costs through rate regulation
Description of the Matter
As described in Note 7 to the consolidated financial statements, the Company has approximately $845 million in regulatory assets and approximately $602 million in regulatory liabilities that are subject to regulation by the public utility commissions of the regions in which they operate. Rates are determined under cost of service regulation. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on assets or common shareholder’s equity. Regulatory decisions can have an impact on the timely recovery of costs and the approved returns. The recoverability of such costs through rate-regulation impacts multiple financial statement line items and disclosures, including property, plant, and equipment, regulatory assets and liabilities, regulated electricity, gas and water distribution revenues and the corresponding expenses, income tax expense, and depreciation and amortization expense.

Although the Company expects to recover its costs from customers through rates, there is a risk that the respective regulator will not approve full recovery of the costs incurred. Auditing the recoverability of these costs through rates is complex and highly judgmental due to the significant judgments and probability assessments made by the Company to support its accounting and disclosure for regulatory matters when final regulatory decisions or orders have not yet been obtained or when regulatory formulas are complex. There is also subjectivity involved in assessing the potential impact of future regulatory decisions on the consolidated financial statements. The Company’s judgments include evaluating the probability of recovery of and recovery on costs incurred, or probability of refund to customers through future rates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s evaluation of the likelihood of recovery of regulatory assets and refund of regulatory liabilities, including management’s controls over the initial recognition and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates, a refund, or future changes in rates.

We performed audit procedures that included, amongst others, evaluating the Company’s assessment of the probability of future recovery for regulatory assets and refund of regulatory liabilities, by comparison to the relevant regulatory orders, filings and correspondence, and other publicly available information including past precedents. For regulatory matters for which regulatory decisions or orders have not yet been obtained, we inspected the Company’s filings for any evidence that might contradict the Company’s assertions, and reviewed other regulatory orders, filings and correspondence for other entities within the same or similar jurisdictions to assess the likelihood of recovery in future rates based on the respective regulator’s treatment of similar costs under similar circumstances. We evaluated the Company’s analysis and corroborated that analysis with letters from legal counsel, when appropriate, regarding cost recoveries or future changes in rates. We also assessed the methodology and mathematical accuracy of the Company’s calculations of regulatory asset and liability balances based on provisions and formulas outlined in rate orders and other correspondence with regulators.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as the Company's auditor since 2013.

Toronto, Canada
March 3, 2022

Algonquin | Independent Auditor’s Report	73

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Algonquin Power & Utilities Corp.
Opinion on Internal Control over Financial Reporting
We have audited Algonquin Power & Utilities Corp.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Algonquin Power & Utilities Corp. (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States) (the “PCAOB”), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income, equity and cash flows for the years then ended, and the related notes, and our report dated March 3, 2022 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 3, 2022

Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Operations
(thousands of U.S. dollars, except per share amounts)	Year ended December 31
	2021	2020
Revenue Regulated electricity distribution	$1,183,399	$776,309
Regulated gas distribution	525,897	454,743
Regulated water reclamation and distribution	234,875	154,995
Non-regulated energy sales	267,970	255,955
Other revenue	73,338	34,989
	2,285,479	1,676,991
Expenses
Operating expenses	702,128	516,820
Regulated electricity purchased	475,764	227,509
Regulated gas purchased	194,174	144,271
Regulated water purchased	12,664	12,583
Non-regulated energy purchased	36,498	16,645
Administrative expenses	66,726	63,122
Depreciation and amortization	402,963	314,123
Loss (gain) on foreign exchange	4,371	(2,108)
	1,895,288	1,292,965
Gain on sale of renewable assets (note 8(c))	29,063	—
Operating income	419,254	384,026
Interest expense	(209,554)	(181,934)
Income (loss) from long-term investments (note 8)	(26,457)	664,738
Other net losses (note 19)	(22,949)	(61,311)
Pension and other post-employment non-service costs (note 10)	(16,313)	(14,072)
Gain (loss) on derivative financial instruments (note 24(b)(iv))	(1,749)	964
Earnings before income taxes	142,232	792,411
Income tax recovery (expense) (note 18)
Current	(7,237)	(4,888)
Deferred	50,662	(59,695)
	43,425	(64,583)
Net earnings	185,657	727,828
Net effect of non-controlling interests (note 17)
Non-controlling interests	89,637	67,286
Non-controlling interests held by related party	(10,435)	(12,651)
	$79,202	$54,635
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$264,859	$782,463
Preferred shares, Series A and preferred shares, Series D dividend (note 15)	9,003	8,401
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$255,856	$774,062
Basic net earnings per share (note 20)	$0.41	$1.38
Diluted net earnings per share (note 20)	$0.41	$1.37
See accompanying notes to consolidated financial statements

Contents
Algonquin Power & Utilities Corp.

Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Year ended December 31
	2021	2020
Net earnings	$185,657	$727,828
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $3,219 and $1,526, respectively (notes 24(b)(iii) and 24(b)(iv))	(30,270)	28,406
Change in fair value of cash flow hedges, net of tax recovery of $22,077 and $9,046, respectively (note 24(b)(ii))	(54,331)	(24,282)
Change in pension and other post-employment benefits, net of tax expense of $9,176 and recovery of $6,881, respectively (note 10)	42,051	(17,561)
OCI, net of tax	(42,550)	(13,437)
Comprehensive income	143,107	714,391
Comprehensive loss attributable to the non-controlling interests	(78,953)	(55,326)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$222,060	$769,717
See accompanying notes to consolidated financial statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Balance Sheets
(thousands of U.S. dollars)	Year ended December 31
	2021	2020
ASSETS
Current assets:
Cash and cash equivalents	$125,157	$101,614
Trade and other receivables, net (note 4)	403,426	324,839
Fuel and natural gas in storage	74,209	44,498
Supplies and consumables inventory	103,552	90,147
Regulatory assets (note 7)	158,212	64,090
Prepaid expenses	54,548	49,640
Derivative instruments (note 24)	3,486	13,106
Other assets (note 11)	16,153	7,266
	938,743	695,200
Property, plant and equipment, net (note 5)	11,042,446	8,241,838
Intangible assets, net (note 6)	105,116	114,913
Goodwill (note 6)	1,201,244	1,208,390
Regulatory assets (note 7)	1,009,413	782,429
Long-term investments (note 8)
Investments carried at fair value	1,848,456	1,839,212
Other long-term investments	495,826	214,583
Derivative instruments (note 24)	17,136	39,001
Deferred income taxes (note 18)	31,595	21,880
Other assets (note 11)	95,861	66,703
	$16,785,836	$13,224,149
See accompanying notes to consolidated financial statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Balance Sheets (continued)
(thousands of U.S. dollars)	Year ended December 31
	2021	2020
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$185,291	$192,160
Accrued liabilities	428,733	369,530
Dividends payable (note 15)	114,544	92,720
Regulatory liabilities (note 7)	65,809	38,483
Long-term debt (note 9)	356,397	139,874
Other long-term liabilities (note 12)	167,908	72,748
Derivative instruments (note 24)	38,569	41,980
Other liabilities	7,461	7,901
	1,364,712	955,396
Long-term debt (note 9)	5,854,978	4,398,596
Regulatory liabilities (note 7)	510,380	563,035
Deferred income taxes (note 18)	530,187	568,644
Derivative instruments (note 24)	81,676	68,430
Pension and other post-employment benefits obligation (note 10)	226,387	341,502
Other long-term liabilities (note 12)	515,911	339,181
	9,084,231	7,234,784
Redeemable non-controlling interests (note 17)
Redeemable non-controlling interest, held by related party (note 16(b))	306,537	306,316
Redeemable non-controlling interests	12,989	20,859
	319,526	327,175
Equity:
Preferred shares	184,299	184,299
Common shares (note 13(a))	6,032,792	4,935,304
Additional paid-in capital	2,007	60,729
Retained earnings (deficit)	(288,424)	45,753
Accumulated other comprehensive loss (“AOCI”) (note 14)	(71,677)	(22,507)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,858,997	5,203,578
Non-controlling interests
Non-controlling interests	1,441,924	399,487
Non-controlling interest, held by related party (note 16(c))	81,158	59,125
	1,523,082	458,612
Total equity	7,382,079	5,662,190
Commitments and contingencies (note 22)
Subsequent events (notes 3(a), 9(b), (g), (i) and 13(a))
	$16,785,836	$13,224,149
See accompanying notes to consolidated financial statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Statement of Equity
(thousands of U.S. dollars)
For the year ended December 31, 2021
Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
Net earnings	—	—	—	264,859	—	(79,202)	185,657
Effect of redeemable non- controlling interests not included in equity (note 17)	—	—	—	—	—	(4,866)	(4,866)
OCI	—	—	—	—	(42,799)	249	(42,550)
Dividends declared and distributions to non- controlling interests	—	—	—	(339,531)	—	(30,609)	(370,140)
Dividends and issuance of shares under dividend reinvestment plan	92,495	—	—	(92,495)	—	—	—
Contributions received from non-controlling interests (note 3), net of cost	—	—	6,919	—	(6,371)	1,149,757	1,150,305
Common shares issued upon conversion of convertible debentures	16	—	—	—	—	—	16
Common shares issued upon public offering, net of tax effected cost	988,886	—	—	—	—	—	988,886
Contract adjustment payments (note 12(a))	—	—	(62,240)	(160,138)	—	—	(222,378)
Common shares issued under employee share purchase plan	5,108	—	—	—	—	—	5,108
Share-based compensation	—	—	10,036	—	—	—	10,036
Common shares issued pursuant to share-based awards	10,983	—	(13,437)	(6,872)	—	—	(9,326)
Non-controlling interest assumed on asset acquisition (note 3(c))	—	—	—	—	—	29,141	29,141
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079

See accompanying notes to consolidated financial statements

Algonquin | Consolidated Financial Statements	79

Contents
Algonquin Power & Utilities Corp.
Consolidated Statement of Equity (continued)
(thousands of U.S. dollars)
For the year ended December 31, 2020
Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net earnings	—	—	—	782,463	—	(54,635)	727,828
Redeemable non- controlling interests not included in equity (note 17)	—	—	—	—	—	(5,696)	(5,696)
OCI	—	—	—	—	(12,746)	(691)	(13,437)
Dividends declared and distributions to non- controlling interests	—	—	—	(281,977)	—	(25,749)	(307,726)
Dividends and issuance of shares under dividend reinvestment plan	70,830	—	—	(70,830)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	48	—	—	—	—	—	48
Common shares issued upon public offering, net of tax effected cost	823,891	—	—	—	—	—	823,891
Issuance of common shares under employee share purchase plan	4,327	—	—	—	—	—	4,327
Share-based compensation	—	—	25,859	—	—	—	25,859
Common shares issued pursuant to share-based awards	19,164	—	(13,959)	(16,796)	—	—	(11,591)
Acquisition of redeemable non-controlling interest	—	—	(1,750)	—	—	10,471	8,721
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
See accompanying notes to consolidated financial statements

Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Year ended December 31
	2021	2020
Cash provided by (used in):
Operating Activities
Net earnings	$185,657	$727,828
Adjustments and items not affecting cash:
Depreciation and amortization	402,963	314,123
Deferred taxes	(50,662)	59,695
Unrealized gain on derivative financial instruments	(5,609)	(2,124)
Share-based compensation expense	8,395	24,637
Cost of equity funds used for construction purposes	(637)	(2,219)
Change in value of investments carried at fair value	122,419	(559,701)
Pension and post-employment expense in excess of (lower than) contributions	(14,146)	2,182
Distributions received from equity investments, net of income	29,818	3,869
Other	1,290	14,406
Net change in non-cash operating items (note 23)	(522,022)	(77,479)
	157,466	505,217
Financing Activities
Increase in long-term debt	12,834,047	3,471,740
Repayments of long-term debt	(12,895,091)	(3,160,523)
Issuance of common shares, net of costs	985,619	820,767
Cash dividends on common shares	(307,115)	(253,762)
Dividends on preferred shares	(9,003)	(8,401)
Contributions from non-controlling interests and redeemable non-controlling interests (note 3)	1,125,548	3,717
Production-based cash contributions from non-controlling interest	4,832	3,371
Distributions to non-controlling interests, related party (note 16(b) and (c))	(28,007)	(27,447)
Distributions to non-controlling interests	(12,830)	(11,417)
Payments upon settlement of derivatives	(33,782)	—
Shares surrendered to fund withholding taxes on exercised share options	(3,372)	(5,274)
Repurchase of non-controlling interest	—	(76,046)
Increase in other long-term liabilities	62,000	18,342
Decrease in other long-term liabilities	(49,130)	(8,208)
	1,673,716	766,859
Investing Activities
Additions to property, plant and equipment and intangible assets	(1,345,045)	(786,030)
Increase in long-term investments	(622,320)	(279,188)
Acquisitions of operating entities	—	(402,784)
Increase in other assets	(43,306)	(21,419)
Receipt of principal on development loans receivable	206,319	244,285
Distributions received from equity investments	220	14,818
Other proceeds	6,023	415
	(1,798,109)	(1,229,903)
Effect of exchange rate differences on cash and restricted cash	(1,702)	573
Increase in cash, cash equivalents and restricted cash	31,371	42,746
Cash, cash equivalents and restricted cash, beginning of year	130,018	87,272
Cash, cash equivalents and restricted cash, end of year	$161,389	$130,018

Contents
Algonquin Power & Utilities Corp.
Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Year ended December 31
	2021	2020
Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$219,025	$190,942
Cash paid during the year for income taxes	$5,019	$5,603
Cash received during the year for distributions from equity investments	$124,143	$121,506
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$103,427	$74,505
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$108,586	$94,321
Issuance of common shares upon conversion of convertible debentures	$—	$50
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$90,821	$27,611
See accompanying notes to consolidated financial statements

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.

1.	Significant accounting policies
(a)	Basis of preparation
The accompanying consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission.

(b)	Basis of consolidation
The accompanying consolidated financial statements of AQN include the accounts of AQN, its wholly owned subsidiaries and variable interest entities (“VIEs”) where the Company is the primary beneficiary (note 1(m)). Intercompany transactions and balances have been eliminated. Interests in subsidiaries owned by third parties are included in non-controlling interests (note 1(s)).

(c)	Business combinations, intangible assets and goodwill
The Company accounts for acquisitions of entities or assets that meet the definition of a business as business combinations. Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are measured at their fair value at the acquisition date, except for deferred income taxes, which are accounted for as described in note 1(v). Acquisition costs are expensed in the period incurred. When the set of activities does not represent a business, the transaction is accounted for as an asset acquisition and includes acquisition costs.
Intangible assets acquired are recognized separately at fair value if they arise from contractual or other legal rights or are separable. Power sales contracts are amortized on a straight-line basis over the remaining term of the contract ranging from 6 to 25 years from the date of acquisition. Interconnection agreements are amortized on a straight-line basis over their estimated life of 40 years. The majority of the Company's customer relationships are amortized on a straight-line basis over their estimated lives of 25 to 40 years. Certain customer relationships and water rights in Chile as well as brand names are considered indefinite-lived intangibles and are not amortized, but assessed annually for indicators of impairment. Miscellaneous intangibles include renewable energy credits that are purchased by the Company's electric utilities to satisfy renewable portfolio standard obligations. These intangibles are not amortized but are derecognized when remitted to the respective state authority to satisfy the compliance obligation.
Goodwill represents the excess of the purchase price of an acquired business over the fair value of the net assets acquired. Goodwill is generally not included in the rate base on which regulated utilities are allowed to earn a return and is not amortized.
As at September 30 of each year, the Company assesses qualitative and quantitative factors to determine whether it is more likely than not that the fair value of a reporting unit to which goodwill is attributed is less than its carrying amount. If it is more likely than not that a reporting unit’s fair value is less than its carrying amount or if a quantitative assessment is elected, the Company calculates the fair value of the reporting unit. If the carrying amount of the reporting unit as a whole exceeds the reporting unit’s fair value, an impairment charge is recorded in an amount of that excess, limited to the total amount of goodwill allocated to that reporting unit. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Algonquin | Notes to the Consolidated Financial Statements	83

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
d)	Accounting for rate regulated operations
The operating companies within the Regulated Services Group are subject to rate regulation generally overseen by the regulatory authorities of the jurisdictions in which they operate (the “Regulator”). The Regulator provides the final determination of the rates charged to customers. AQN’s regulated operating companies are accounted for under the principles of U.S. Financial Accounting Standards Board (“FASB”) ASC Topic 980, Regulated Operations (“ASC 980”) except for AQN's Chilean operating company, Empresa de Servicios de Los Lagos S.A. (“ESSAL”), which was acquired in October 2020. The rates that are approved under the Chilean regulatory framework are designed to recover the costs of service of a model water utility. Because the rates are not designed to recover ESSAL's specific costs of service, the utility does not meet the criteria to follow the accounting guidance under ASC 980.
Under ASC 980, regulatory assets and liabilities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate making process. Included in note 7, “Regulatory matters”, are details of regulatory assets and liabilities, and their current regulatory treatment.
In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate regulated enterprises and would be required to record an after-tax, non-cash charge or credit against earnings for any remaining regulatory assets or liabilities. The impact could be material to the Company’s reported financial condition and results of operations.
The U.S. electric, gas and water utilities’ accounts are maintained in accordance with the Uniform System of Accounts prescribed by the Federal Energy Regulatory Commission (“FERC”), the applicable Regulator(s) and National Association of Regulatory Utility Commissioners in the United States. The New Brunswick Gas accounts are maintained in accordance with the New Brunswick Gas Distribution Act Uniform Accounting Regulation.

(e)	Cash and cash equivalents
Cash and cash equivalents include all highly liquid instruments with an original maturity of three months or less.

(f)	Restricted cash
Restricted cash represents reserves and amounts set aside pursuant to requirements of various debt agreements, deposits to be returned back to customers, and certain requirements related to generation and transmission operations. Cash reserves segregated from AQN’s cash balances are maintained in accounts administered by a separate agent and disclosed separately as restricted cash in these consolidated financial statements. AQN cannot access restricted cash without the prior authorization of parties not related to AQN.

(g)	Accounts receivable
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, future economic conditions and outlook, and the receivables aging and current payment patterns. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(h)	Fuel and natural gas in storage
Fuel and natural gas in storage is reflected at weighted average cost or first-in-first-out as required by regulators and represents fuel, natural gas and liquefied natural gas that will be utilized in the ordinary course of business of the gas utilities and some generating facilities. Existing rate orders and other contracts allow the Company to pass through the cost of gas purchased directly to the customers along with any applicable authorized delivery surcharge adjustments (note 7(a)). Accordingly, the net realizable value of fuel and gas in storage does not fall below the cost to the Company.
(i)	Supplies and consumables inventory
Supplies and consumables inventory (other than capital spares and rotatable spares, which are included in property, plant and equipment) are charged to inventory when purchased and then capitalized to plant or expensed, as appropriate, when installed, used or upon becoming obsolete. These items are stated at the lower of cost and net realizable value. Through rate orders and the regulatory environment, capitalized construction jobs are recovered through rate base and repair and maintenance expenses are recovered through a cost of service calculation. Accordingly, the cost usually reflects the net realizable value.
(j)	Property, plant and equipment
Property, plant and equipment are recorded at cost. Capitalization of development projects begins when management with the relevant authority has authorized and committed to the funding of a project and it is probable that costs will be realized through the use of the asset or ultimate construction and operation of a facility. Project development costs for rate regulated entities, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized either as property, plant and equipment or regulatory assets when it is determined that recovery of such costs through regulated revenue of the completed project is probable.
The costs of acquiring or constructing property, plant and equipment include the following: materials, labour, contractor and professional services, construction overhead directly attributable to the capital project (where applicable), interest for non-regulated property and allowance for funds used during construction (“AFUDC”) for regulated property. Where possible, individual components are recorded and depreciated separately in the books and records of the Company. Plant and equipment under finance leases are initially recorded at cost determined as the present value of lease payments to be made over the lease term.
AFUDC represents the cost of borrowed funds and a return on other funds. Under ASC 980, an allowance for funds used during construction projects that are included in rate base is capitalized. This allowance is designed to enable a utility to capitalize financing costs during periods of construction of property subject to rate regulation. For operations that do not apply regulatory accounting, interest related only to debt is capitalized as a cost of construction in accordance with ASC 835, Interest. The interest capitalized that relates to debt reduces interest expense on the consolidated statements of operations. The AFUDC capitalized that relates to equity funds is recorded as interest and other income under income from long- term investments on the consolidated statements of operations.
Improvements that increase or prolong the service life or capacity of an asset are capitalized. Costs incurred for major expenditures or overhauls that occur at regular intervals over the life of an asset are capitalized and depreciated over the related interval. Maintenance and repair costs are expensed as incurred. Grants related to capital expenditures are recorded as a reduction to the cost of assets and are amortized at the rate of the related asset as a reduction to depreciation expense. Grants related to operating expenses such as maintenance and repairs costs are recorded as a reduction of the related expense. Contributions in aid of construction represent amounts contributed by customers, governments and developers to assist with the funding of some or all of the cost of utility capital assets. They also include amounts initially recorded as advances in aid of construction (note 12(c)) but where the advance repayment period has expired. These contributions are recorded as a reduction in the cost of utility assets and are amortized at the rate of the related asset as a reduction to depreciation expense.

Algonquin | Notes to the Consolidated Financial Statements	85

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(j)	Property, plant and equipment (continued)

The Company’s depreciation is based on the estimated useful lives of the depreciable assets in each category and is determined using the straight-line method with the exception of certain wind assets, as described below. The ranges of estimated useful lives and the weighted average useful lives are summarized below:

Range of useful lives			Weighted average useful lives
	2021	2020	2021	2020
Generation	3-60	3-60	33	33
Distribution	1-100	1-100	40	40
Equipment	5-50	5-50	11	11
The Company uses the unit-of-production method for certain components of its wind generating facilities where the useful life of the component is directly related to the amount of production. The benefits of components subject to wear and tear from the power generation process are best reflected through the unit-of-production method. The Company generally uses wind studies prepared by third parties to estimate the total expected production of each component.
In accordance with regulator-approved accounting policies, when depreciable property, plant and equipment of the Regulated Services Group are replaced or retired, the original cost plus any removal costs incurred (net of salvage) are charged to accumulated depreciation with no gain or loss reflected in results of operations. Gains and losses will be charged to results of operations in the future through adjustments to depreciation expense. In the absence of regulator-approved accounting policies, gains and losses on the disposition of property, plant and equipment are charged to earnings as incurred.
(k)	Commonly owned facilities
The Regulated Services Group owns undivided interests in three electric generating facilities with ownership interest ranging from 7.52% to 60%, with a corresponding share of capacity and generation from the facility used to serve certain of its utility customers. The Company's investment in the undivided interest is recorded as plant in service and recovered through rate base. The Company's share of operating costs is recognized in operating, maintenance and fuel expenditures excluding depreciation expense.
(l)	Impairment of long-lived assets
AQN reviews property, plant and equipment and finite-life intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.
As at September 30 of each year, the Company assesses qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible is impaired. If it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset. If the carrying value of the intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. Indefinite-life intangibles are tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduces the fair value below its carrying amount.
Recoverability of assets expected to be held and used is measured by comparing the carrying amount of an asset to undiscounted expected future cash flows. If the carrying amount exceeds the recoverable amount, the asset is written down to its fair value.
(m)	Variable interest entities
The Company performs analyses to assess whether its operations and investments represent VIEs. To identify potential VIEs, management reviews contracts under leases, long-term purchase power agreements and jointly owned facilities. VIEs for which the Company is deemed the primary beneficiary are consolidated. In circumstances where AQN is not deemed the primary beneficiary, the VIE is not consolidated (note 8).

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(m)	Variable interest entities (continued)
The Company has equity and notes receivable interests in two power generating facilities. AQN has determined that these entities are considered VIEs mainly based on total equity at risk not being sufficient to permit the legal entity to finance its activities without additional subordinated financial support. The key decisions that affect the generating facilities’ economic performance relate to siting, permitting, technology, construction, operations and maintenance and financing. As AQN has both the power to direct the activities of the entities that most significantly impact its economic performance and the right to receive benefits or the obligation to absorb losses of the entities that could potentially be significant to the entities, the Company is considered the primary beneficiary.
Total net book value of assets and long-term debt of these facilities amounts to $59,877 (2020 -
$59,521) and $18,344 (2020 - 20,328), respectively. The financial performance of these entities reflected on the consolidated statements of operations includes non-regulated energy sales of $16,772 (2020 - 17,116), operating expenses and amortization of $5,410 (2020 - $5,400) and interest expense of $2,055 (2020 - $2,119).
(n)	Long-term investments and notes receivable
Investments in which AQN has significant influence but not control are either accounted for using the equity method or at fair value. Equity-method investments are initially measured at cost including transaction costs and interest when applicable. AQN records its share in the income or loss of its equity- method investees in income from long-term investments in the consolidated statements of operations. AQN records in the consolidated statements of operations the fluctuations in the fair value of its investees held at fair value and dividend income when it is declared by the investee.
Notes receivable are financial assets with fixed or determined payments that are not quoted in an active market. Notes receivable are initially recorded at cost, which is generally face value. Subsequent to acquisition, the notes receivable are recorded at amortized cost using the effective interest method. The Company holds these notes receivable as long-term investments and does not intend to sell these instruments prior to maturity. Interest from long-term investments is recorded as earned and when collectability of both the interest and principal are reasonably assured.
If a loss in value of a long-term investment is considered other than temporary, an allowance for impairment on the investment is recorded for the amount of that loss. An allowance on notes receivable is recorded in order to present the net amount expected to be collected on the receivable. This allowance reflects the risk of loss over the remaining contractual life of the asset, taking into consideration historical experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The impairment is measured based on the present value of expected future cash flows discounted at the note’s effective interest rate.

Algonquin | Notes to the Consolidated Financial Statements	87

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(o)	Pension and other post-employment plans
The Company has established defined contribution pension plans, defined benefit pension plans, other post-employment benefit (“OPEB”) plans, and supplemental retirement program (“SERP”) plans for its various employee groups. Employer contributions to the defined contribution pension plans are expensed as employees render service. The Company recognizes the funded status of its defined benefit pension plans, OPEB and SERP plans on the consolidated balance sheets. The Company’s expense and liabilities are determined by actuarial valuations, using assumptions that are evaluated annually as of December 31, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The impact of modifications to those assumptions and modifications to prior services are recorded as actuarial gains and losses in accumulated other comprehensive income (“AOCI”) and amortized to net periodic cost over future periods using the corridor method. When settlements of the Company's pension plans occur, the Company recognizes associated gains or losses immediately in earnings if the cost of all settlements during the year is greater than the sum of the service cost and interest cost components of the pension plan for the year. The amount recognized is a pro rata portion of the gains and losses in AOCI equal to the percentage reduction in the projected benefit obligation as a result of the settlement.
The costs of the Company’s pension for employees are expensed over the periods during which employees render service and the service costs are recognized as part of administrative expenses in the consolidated statements of operations. The components of net periodic benefit cost other than the service cost component are included in other net losses in the consolidated statements of operations.
(p)	Asset retirement obligations
The Company recognizes a liability for asset retirement obligations based on the fair value of the liability when incurred, which is generally upon acquisition, during construction or through the normal operation of the asset. Concurrently, the Company also capitalizes an asset retirement cost, equal to the estimated fair value of the asset retirement obligation, by increasing the carrying value of the related long-lived asset. The asset retirement costs are depreciated over the asset’s estimated useful life and are included in depreciation and amortization expense on the consolidated statements of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statements of operations. Actual expenditures incurred are charged against the obligation.
(q)	Leases
The Company accounts for leases in accordance with ASC Topic 842, Leases. The Company leases land, buildings, vehicles, rail cars, and office equipment for use in its day-to-day operations. The Company has options to extend the lease term of many of its lease agreements, with renewal periods ranging from one to five years. As at the consolidated balance sheet date, the Company is not reasonably certain that these renewal options will be exercised.
The Renewable Energy Group enters into land easement agreements for the operation of its generation facilities. In assessing whether these contracts contain leases, the Company considers whether it has exclusive use of the land. In the majority of situations, the landowner or grantor of the easement still has full access to the land and can use the land in any capacity, as long as it does not interfere with the Company’s operations. Therefore, these land easement agreements do not contain leases. For land easement agreements that provide exclusive access to and use of the land, these agreements meet the definition of a lease and are within the scope of ASC 842.
The right-of-use assets are included in property, plant and equipment while lease liabilities are included in other liabilities on the consolidated balance sheets. The discount rates used in the measurement of the Company's right-of-use assets and liabilities are the discount rates at the date of lease inception. The Company's lease balances as at December 31, 2021 and its expected lease payments for the next five years and thereafter are not significant.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(r)	Share-based compensation
The Company has several share-based compensation plans: a share option plan; an employee share purchase plan (“ESPP”); a deferred share unit (“DSU”) plan; and a restricted share unit (“RSU”) and performance share unit (“PSU”) plan. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value of options using the Black-Scholes option pricing model. The fair value is recognized over the vesting period of the award granted, adjusted for estimated forfeitures. The compensation cost is recorded as administrative expenses in the consolidated statements of operations and additional paid-in capital in equity. Additional paid-in capital is reduced as the awards are exercised, and the amount initially recorded in additional paid-in capital is credited to common shares.
(s)	Non-controlling interests
Non-controlling interests represent the portion of equity ownership in subsidiaries that is not attributable to the equity holders of AQN. Non-controlling interests are initially recorded at fair value and subsequently adjusted for the proportionate share of earnings and other comprehensive income (“OCI”) attributable to the non-controlling interests and any dividends or distributions paid to the non-controlling interests.
If a transaction results in the acquisition of all, or part, of a non-controlling interest in a consolidated subsidiary, the acquisition of the non-controlling interest is accounted for as an equity transaction. No gain or loss is recognized in net earnings or comprehensive income as a result of changes in the non- controlling interest, unless a change results in the loss of control by the Company.
Certain of the Company’s U.S. based wind and solar businesses are organized as limited liability corporations (“LLCs”) and partnerships and have non-controlling membership equity investors (“tax equity partnership units”, or “Tax Equity Investors”), which are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. These LLCs and partnership agreements have liquidation rights and priorities that are different from the underlying percentage ownership interests. In those situations, simply applying the percentage ownership interest to U.S. GAAP net income in order to determine earnings or losses would not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. As such, the share of earnings attributable to the non-controlling interest holders in these entities is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method of accounting (note 17).
The HLBV method uses a balance sheet approach. A calculation is prepared at each balance sheet date to determine the amount that Tax Equity Investors would receive if an equity investment entity were to liquidate all of its assets and distribute that cash to the investors based on the contractually defined liquidation priorities. The difference between the calculated liquidation distribution amounts at the beginning and the end of the reporting period is the Tax Equity Investors' share of the earnings or losses from the investment for that period.
Equity instruments subject to redemption upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity and presented as redeemable non-controlling interests on the consolidated balance sheets. The Company records temporary equity at issuance based on cash received less any transaction costs. As needed, the Company reevaluates the classification of its redeemable instruments, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company records the instruments at their redemption value. Increases or decreases in the carrying amount of a redeemable instrument are recorded within deficit. When the redemption feature lapses or other events cause the classification of an equity instrument as temporary equity to be no longer required, the existing carrying amount of the equity instrument is reclassified to permanent equity at the date of the event that caused the reclassification.
(t)	Recognition of revenue
Revenue is recognized when control of the promised goods or services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Refer to note 21, “Segmented information” for details of revenue disaggregation by business units.

Algonquin | Notes to the Consolidated Financial Statements	89

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(t)	Recognition of revenue (continued)
Regulated Services Group revenue
Regulated Services Group revenue derives primarily from the distribution of electricity, natural gas, and water.
Revenue related to utility electricity and natural gas sales and distribution is recognized over time as the energy is delivered. At the end of each month, the electricity and natural gas delivered to the customers from the date of their last meter read to the end of the month is estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue and sales are based on the ratio of billable days versus unbilled days, amount of electricity or natural gas procured during that month, historical customer class usage patterns, weather, line loss, unaccounted-for gas and current tariffs. Unbilled receivables are typically billed within the next month. Some customers elect to pay their bill on an equal monthly plan.
As a result, in some months cash is received in advance of the delivery of electricity. Deferred revenue is recorded for that amount. The amount of revenue recognized in the period from the balance of deferred revenue is not significant.
Water reclamation and distribution revenue is recognized over time when water is processed or delivered to customers. At the end of each month, the water delivered and wastewater collected from the customers from the date of their last meter read to the end of the month are estimated and the corresponding unbilled revenue is recorded. These estimates of unbilled revenue are based on the ratio of billable days versus unbilled days, amount of water procured and collected during that month, historical customer class usage patterns and current tariffs. Unbilled receivables are typically billed within the next month.
On occasion, a utility is permitted to implement new rates that have not been formally approved by the regulatory commission, which are subject to refund. The Company recognizes revenue based on the interim rate and, if needed, establishes a reserve for amounts that could be refunded based on experience for the jurisdiction in which the rates were implemented.
Revenue for certain of the Company’s regulated utilities is subject to alternative revenue programs approved by their respective regulators. Under these programs, the Company charges approved annual delivery revenue on a systematic basis over the fiscal year. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is disclosed as alternative revenue in note 21, “Segmented information” and is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers (note 7). The amount subsequently billed to customers is recorded as a recovery of the regulatory asset.
Renewable Energy Group revenue
Renewable Energy Group's revenue derives primarily from the sale of electricity, capacity, and renewable energy credits.
Revenue related to the sale of electricity is recognized over time as the electricity is delivered. The electricity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer.
Revenue related to the sale of capacity is recognized over time as the capacity is provided. The nature of the promise to provide capacity is that of a stand-ready obligation. The capacity is generally expressed in monthly volumes and prices. The capacity represents a single performance obligation that represents a promise to transfer to the customer a series of distinct services that are substantially the same and that have the same pattern of transfer to the customer.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(t)	Recognition of revenue (continued)
Renewable Energy Group revenue (continued)
Qualifying renewable energy projects receive renewable energy credits (“RECs”) and solar renewable energy credits (“SRECs”) for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW of electricity was generated from an eligible energy source. The RECs and SRECs can be traded and the owner of the RECs or SRECs can claim to have purchased renewable energy. RECs and SRECs are primarily sold under fixed contracts, and revenue for these contracts is recognized at a point in time, upon generation of the associated electricity. Any RECs or SRECs generated above contracted amounts are held in inventory, with the offset recorded as a decrease in operating expenses.
The Company applies the invoicing expedient to the electricity and capacity in the Renewable Energy Group contracts. As such, revenue is recognized at the amount to which the Company has the right to invoice for services performed. Revenue is recorded net of sales taxes.
(u)	Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with “CLP” and in Chilean Unidad de Fomento with “CLF” immediately prior to the stated amounts.
Effective January 1, 2020, the functional currency of AQN, the non-consolidated parent entity, changed from the Canadian dollar to the U.S. dollar based on a balance of facts taking into consideration its operating, financing and investing activities. As a result of the entity's change of functional currency, changes were made to certain hedging relationships to mitigate the remaining Canadian dollar risk.
The Company’s Canadian operations still have the Canadian dollar as their functional currency since the preponderance of operating, financing and investing transactions are denominated in Canadian dollars. Similarly, the Company's Chilean and Bermudian operations' functional currency is the Chilean peso and the Bermudian dollar, respectively. The financial statements of these operations are translated into U.S. dollars using the current rate method, whereby assets and liabilities are translated at the rate prevailing at the balance sheet date, and revenue and expenses are translated using average rates for the period. Unrealized gains or losses arising as a result of the translation of the financial statements of these entities are reported as a component of OCI and are accumulated in a component of equity on the consolidated balance sheets, and are not recorded in income unless there is a complete or substantially complete sale or liquidation of the investment.
(v)	Income taxes
Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against deferred tax assets to the extent that it is considered more likely than not that the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of enactment. Investment tax credits for the rate regulated operations are deferred and amortized as a reduction to income tax expense over the estimated useful lives of the properties. Investment tax credits along with other income tax credits in the non-regulated operations are treated as a reduction to income tax expense in the year the credit arises.

Algonquin | Notes to the Consolidated Financial Statements	91

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(v)	Income taxes (continued)
The organizational structure of AQN and its subsidiaries is complex and the related tax interpretations, regulations and legislation in the tax jurisdictions in which they operate are continually changing. As a result, there can be tax matters that have uncertain tax positions. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
(w)	Financial instruments and derivatives
Accounts receivable and notes receivable are measured at amortized cost. Long-term debt and preferred shares, Series C are measured at amortized cost using the effective interest method, adjusted for the amortization or accretion of premiums or discounts.
Transaction costs that are directly attributable to the acquisition of financial assets are accounted for as part of the asset’s carrying value at inception. Transaction costs related to a recognized debt liability are presented in the consolidated balance sheets as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. Costs of arranging the Company’s revolving credit facilities and intercompany loans are recorded in other assets. Deferred financing costs, premiums and discounts on long-term debt are amortized using the effective interest method while deferred financing costs relating to the revolving credit facilities and intercompany loans are amortized on a straight-line basis over the term of the respective instrument.
The Company uses derivative financial instruments as one method to manage exposures to fluctuations in exchange rates, interest rates and commodity prices. AQN recognizes all derivative instruments as either assets or liabilities on the consolidated balance sheets at their respective fair values. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant. The Company applies hedge accounting to some of its financial instruments used to manage its foreign currency risk, interest rate risk and price risk exposures associated with sales of generated electricity.
For derivatives designated in a cash flow hedge relationship, the change in fair value is recognized in OCI.
The amount recognized in AOCI is reclassified to earnings in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of operations as the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The amount remaining in AOCI is transferred to the consolidated statements of operations in the same period that the hedged item affects earnings. If the forecasted transaction is no longer expected to occur, then the balance in AOCI is recognized immediately in earnings.
Foreign currency gain or loss on derivative or financial instruments designated as a hedge of the foreign currency exposure of a net investment in foreign operations that are effective as a hedge is reported in the same manner as the translation adjustment (in OCI) related to the net investment.
The Company’s electric distribution and thermal generation facilities enter into power and gas purchase contracts for load serving and generation requirements. These contracts meet the exemption for normal purchase and normal sales and, as such, are not required to be recorded at fair value as derivatives and are accounted for on an accrual basis. Counterparties are evaluated on an ongoing basis for non- performance risk to ensure it does not impact the conclusion with respect to this exemption.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(x)	Fair value measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 Inputs: Other than quoted prices included in level 1, inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

(y)	Commitments and contingencies
Liabilities for loss contingencies arising from environmental remediation, claims, assessments, litigation, fines, penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.
(z)	Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. During the years presented, management has made a number of estimates and valuation assumptions, including the useful lives and recoverability of property, plant and equipment, intangible assets and goodwill; the recoverability of notes receivable and long-term investments; the recoverability of deferred tax assets; assessments of unbilled revenue; pension and OPEB obligations; timing effect of regulated assets and liabilities; contingencies related to environmental matters; the fair value of assets and liabilities acquired in a business combination; and the fair value of financial instruments. These estimates and valuation assumptions are based on present conditions and management’s planned course of action, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.
(aa) COVID-19 pandemic
The ongoing outbreak of the novel strain of coronavirus (“COVID-19”) has resulted in business suspensions and shutdowns that have changed consumption patterns of residential, commercial and industrial customers across all three modalities of utility services, including decreased consumption among certain commercial and industrial customers.
In each of the jurisdictions where the Company's major renewable energy construction projects are located, construction of new renewable energy generation has been considered an essential activity exempt from government-mandated business shutdowns. As a result, construction activities have proceeded at all of the Company's major renewable energy construction projects throughout the COVID-19 pandemic. In the second quarter of 2020, the U.S. Internal Revenue Service (“IRS”) extended by one year the “continuity safe harbor” deadline by which renewable projects must be placed in service to qualify for the maximum permissible U.S. federal tax credits. In 2021, IRS further extended the deadline (six years for renewable energy facilities that began construction in 2016 through 2019, five years for renewable energy facilities that began construction in 2020) to address continuing delays caused by the COVID-19 pandemic.

Algonquin | Notes to the Consolidated Financial Statements	93

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

1.	Significant accounting policies (continued)
(aa) COVID-19 pandemic (continued)
The Company’s business, financial condition, cash flows and results of operations are subject to actual and potential future impacts resulting from COVID-19, the full extent of which is not currently known. The extent of the future impact of the COVID-19 pandemic on the Company will depend on, among other things, the duration of the pandemic, the extent of the related public health response measures taken in response to the pandemic and the Company's efforts to mitigate the impact on its operations. The Company has made estimates of the impact of COVID-19 within its consolidated financial statements and there may be changes to those estimates in future periods.

2.	Recently issued accounting pronouncements
(a)	Recently adopted accounting pronouncements
The Financial Accounting Standards Board (“FASB”) issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 to address the diversity in practice associated with accounting for certain equity securities upon the application or discontinuation of the equity method of accounting and certain scope considerations for forward contracts and purchased options. The adoption of this update did not have an impact on the consolidated financial statements.
The FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes to reduce complexity in the accounting standards generally. The update removed certain exceptions to the general principles of Topic 740, Income Taxes and made certain amendments to improve consistent application of other areas of Topic 740. The adoption of this update did not have an impact on the consolidated financial statements.
(b)	Recently issued accounting guidance not yet adopted
The FASB issued ASU 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments to address concerns relating to day-one losses for sales-type or direct financing leases with variable payments that do not depend on a reference index or rate. The update amends the lease classification requirements for lessors to align them with past practice under Topic 840, Leases. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this update are effective for all entities as at March 12, 2020 through December 31, 2022. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The Company is currently assessing the impact of the reference rate reform and this update.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects
(a)	Acquisition of New York American Water Company, Inc.
Subsequent to year end, effective January 1, 2022, the Company completed the acquisition of New York American Water Company, Inc (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)) for a purchase price of approximately $608,000. Liberty NY Water is a Merrick, New York based regulated water and wastewater utility company, serving customers in seven counties in southeastern New York.
Due to the timing of the acquisition, the Company has not completed the fair value measurements. The Company will continue to review information and perform further analysis prior to finalizing the allocation of the consideration paid to the fair value of the asset acquired and liabilities assumed.
(b)	Agreement to Acquire Kentucky Power Company and AEP Kentucky Transmission Company
On October 26, 2021, the Company entered into an agreement with American Electric Power Company, Inc. (“AEP”) and AEP Transmission Company, LLC to acquire Kentucky Power Company (“Kentucky Power”) and AEP Kentucky Transmission Company, Inc. (“Kentucky TransCo”) for a total purchase price of approximately
$2,846,000, including the assumption of approximately $1,221,000 in debt (the “Kentucky Power Transaction”).
Kentucky Power is a state rate-regulated electricity generation, distribution and transmission utility operating within the Commonwealth of Kentucky under a cost of service framework. Kentucky TransCo is an electricity transmission business operating in the Kentucky portion of the transmission infrastructure that is part of the Pennsylvania – New Jersey – Maryland regional transmission organization, PJM. Kentucky Power and Kentucky TransCo are both regulated by FERC.
Closing of the Kentucky Power Transaction is subject to receipt of certain regulatory and governmental approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott- Rodino Antitrust Improvements Act of 1976, clearance of the Kentucky Power Transaction by the Committee on Foreign Investment in the United States, the approval by each of the Kentucky Public Service Commission and FERC, and the approval of the Public Service Commission of West Virginia with respect to the termination and replacement of the existing operating agreement for the Mitchell coal generating facility (in which Kentucky Power owns a 50% interest, representing 780 MW), and the satisfaction of other customary closing conditions. If the acquisition agreement is terminated in certain circumstances, including due to a failure to receive required regulatory approvals (other than the approval of the Kentucky Public Service Commission, FERC or the Public Service Commission of West Virginia for the termination and replacement of the existing operating agreement for the Mitchell Plant), the Company may be required to pay a termination fee of $65,000. The Kentucky Power Transaction is expected to close in mid-2022.
(c)	Acquisition of Mid-West Wind Facilities
In 2019, The Empire District Electric Company (“Empire Electric System”), a wholly owned subsidiary of the Company, entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri, and in Neosho County, Kansas (collectively, the “Mid-West Wind Facilities”).
In November 2019, Liberty Utilities Co., a wholly owned subsidiary of the Company, acquired an interest in the entities that own North Fork Ridge and Kings Point, the two Missouri wind projects and, in partnership with a third-party developer, continued development and construction of such projects until acquisition by the Empire Electric System following completion. The Company accounted for its interest in these two projects using the equity method (note 8(c)).
In November 2019, a tax equity agreement was executed for Neosho Ridge, the Kansas wind project, and in December 2020, tax equity agreements were executed for North Fork Ridge and Kings Point. Under these agreements, the Class A partnership units are owned by third-party tax equity investors who receive the majority of the tax attributes associated with the Mid-West Wind Facilities. Concurrent with the execution of the tax equity agreements in December 2020, the North Fork Ridge Wind Facility reached commercial operation and the tax equity investors provided initial funding of $29,446. The Kings Point Wind and Neosho Ridge Wind Facilities reached commercial operation in 2021.

Algonquin | Notes to the Consolidated Financial Statements	95

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)
(c)	Acquisition of Mid-West Wind Facilities (continued)
The Empire Electric System acquired each of the Mid-West Wind Facilities in 2021 for total consideration to third-party developers of $97,760 and obtained control of the facilities. Subsequent to acquisition, the tax equity investors provided additional funding of $530,880 and third-party construction loans of $789,923 were repaid. The Company accounted for these transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.
The following table summarizes the allocation of the aggregate assets acquired and liabilities assumed at the acquisition dates.

Mid-West Wind
Working capital	$(28,630)
Property, plant and equipment	1,141,884
Long-term debt	(789,804)
Asset retirement obligation	(27,053)
Deferred tax liability	(4,566)
Other liabilities	(104,129)
Non-controlling interest (tax equity investors)	(29,141)
Total net assets acquired	158,561
Cash and cash equivalents	15,860
Net assets acquired, net of cash and cash equivalents	$142,701
(d)	Altavista Solar Facility
Up to April 2021, the Company held a 50% interest in Altavista Solar SponsorCo, LLC, an entity that indirectly owns an 80 MW solar power facility located in Campbell County, Virginia. In April 2021, the Company acquired the remaining 50% interest in Altavista Solar SponsorCo, LLC for $6,735 and as a result, obtained control of the facility. Subsequent to acquisition, the third-party construction loan of $122,024 was repaid. The Company accounted for the transaction as an asset acquisition since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date of the solar facility.

Altavista Solar
Working capital	$870
Property, plant and equipment	138,343
Long-term debt	(122,024)
Deferred tax liability	(421)
Asset retirement obligation	(3,332)
Total net assets acquired	13,436
Cash and cash equivalents	33
Net assets acquired, net of cash and cash equivalents	$13,403

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)
(e)	Maverick Creek Wind Facility and Sugar Creek Wind Facility
Up to January 2021, the Company held 50% equity interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC (note 8). The two entities indirectly own 492 MW and 202 MW wind development projects in the state of Texas and Illinois (“Maverick Creek Wind Facility” and “Sugar Creek Wind Facility”), respectively. In January 2021, the Company acquired the remaining 50% interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC for $43,797 in aggregate and obtained control of the facilities. An amount of $18,641 was withheld from the consideration for the acquisition of AAGES Sugar Creek Wind, LLC and remains payable upon the satisfaction of certain conditions. The Company accounted for the transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date of the two wind facilities. The existing loans between the Company and the partnerships of $87,035 were treated as additional consideration incurred to acquire the partnerships.

Maverick Creek and Sugar Creek
Working capital	$(15,557)
Property, plant and equipment	1,062,613
Long-term debt	(855,409)
Asset retirement obligation	(23,402)
Deferred tax liability	(337)
Derivative instruments	7,575
Total net assets acquired	175,483
Cash and cash equivalents	4,241
Net assets acquired, net of cash and cash equivalents	$171,242
Tax equity investors provided funding of $147,914 and $380,829 to the Sugar Creek Wind Facility and Maverick Creek Wind Facility, respectively, in 2021 and third-party construction loans of $284,829 and $570,579, respectively, were repaid subsequent to the acquisition of the remaining 50% interests in the facilities.

Algonquin | Notes to the Consolidated Financial Statements	97

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)
(f)	Acquisition of Ascendant Group Limited
On November 9, 2020, the Company completed the acquisition of Liberty Group Limited (formerly Ascendant Group Limited (“Ascendant”)), parent company of Bermuda Electric Light Company Limited (“BELCO”). BELCO is the sole electric utility providing regulated electrical generation, transmission and distribution services to Bermuda's residents and businesses.
The purchase price was $364,468 for the acquisition of Ascendant. The costs related to this acquisition have been expensed through the consolidated statement of operations.
The following table summarizes the final allocation of the acquisition price to the assets acquired and liabilities assumed at the acquisition date:

Working capital	$71,948
Property, plant and equipment	417,947
Intangible assets	27,315
Goodwill	93,202
Regulatory assets	9,859
Other assets	4,992
Long-term debt	(159,682)
Pension and other post-employment benefits	(58,746)
Derivative instruments	(12,748)
Other liabilities	(29,619)
Total net assets acquired	$364,468
Cash and cash equivalents acquired	42,920
Total net assets acquired, net of cash and cash equivalents	$321,548

The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services. Property, plant and equipment, exclusive of computer software, are amortized in accordance with regulatory requirements over the estimated useful life of the assets using the straight-line method. The weighted average useful life of Ascendant's assets is 29 years.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)
(g)	Acquisition of ESSAL
The Company acquired 51% of ESSAL on October 13, 2020 for $87,975. ESSAL is a vertically integrated, regional water and wastewater provider in Southern Chile. The Company controls and consolidates ESSAL. Acquisition costs related to this acquisition have been expensed through the consolidated statement of operations.
The following table summarizes the final allocation of the acquisition price of $87,975 to the assets acquired and liabilities assumed when control was obtained.

Working capital	$10,575
Property, plant and equipment	238,504
Intangible assets	37,095
Goodwill	75,917
Other assets	1,394
Long-term debt	(144,335)
Other post-employment benefits	(2,292)
Deferred tax liabilities, net	(29,477)
Other liabilities	(14,881)
Non-controlling interest	(84,525)
Total net assets acquired	$87,975
Cash and cash equivalents acquired	6,983
Total net assets acquired, net of cash and cash equivalents	$80,992
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. During 2021, adjustments to the preliminary allocation performed in 2020 were made to the fair value of other assets, accruals and long-term debt, resulting in a net increase of goodwill by $5,535, net of tax. These adjustments are reflected in the table above. Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services. Goodwill is reported under the Regulated Services Group Segment. Property, plant and equipment, exclusive of computer software, are amortized over the estimated useful life of the assets using the straight-line method. The weighted average useful life of ESSAL's assets is 40 years.
AQN acquired an additional 43% of ESSAL for $74,111 on October 17, 2020, resulting in AQN acquiring in total 94% of the outstanding shares of ESSAL. The purchase of the second tranche reduced non-controlling interest by $74,111.
In January 2021, the Company sold a 32% interest in Eco Acquisitionco SpA, the holding company through which AQN's interest in ESSAL is held, to a third party for consideration of $51,750. This represents an interest of 30% in the aggregate interest in ESSAL, which was reflected by a corresponding increase in non- controlling interest. This transaction resulted in no gain or loss. Following this transaction, AQN owns approximately 64% of the outstanding shares of ESSAL and continues to consolidate ESSAL's operations.

4.	Accounts receivable
Accounts receivable as of December 31, 2021 include unbilled revenue of $102,693 (December 31, 2020 - $91,538) from the Company’s regulated utilities. Accounts receivable as of December 31, 2021 are presented net of allowance for doubtful accounts of $19,327 (December 31, 2020 - $19,628).

Algonquin | Notes to the Consolidated Financial Statements	99

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Property, plant and equipment
Property, plant and equipment consist of the following:
2021
	Cost	Accumulated depreciation	Net book value
Generation	$4,187,197	$751,219	$3,435,978
Distribution and transmission	7,468,236	780,537	6,687,699
Land	114,821	—	114,821
Equipment	101,971	56,464	45,507
Construction in progress
Generation	148,302	—	148,302
Distribution and transmission	610,139	—	610,139
	$12,630,666	$1,588,220	$11,042,446

2020
	Cost	Accumulated depreciation	Net book value
Generation	$2,918,692	$633,210	$2,285,482
Distribution and transmission	5,766,885	661,786	5,105,099
Land	114,847	—	114,847
Equipment	99,722	51,979	47,743
Construction in progress
Generation	136,424	—	136,424
Distribution and transmission	552,243	—	552,243
	$9,588,813	$1,346,975	$8,241,838
Generation assets include cost of $114,868 (2020 - $111,806)  and  accumulated  depreciation  of $46,649 (2020 - $43,444) related to facilities under financing lease or owned by consolidated VIEs. Depreciation expense of facilities under finance leases was $1,716 (2020 - $1,708).
Distribution and transmission assets include the following:
•
Cost of $2,018,039 (2020 - $885,087) and accumulated depreciation of $72,484 (2020 - $28,779) related to regulated generation assets. In 2020, the Asbury plant ceased operations and net book value was transferred to a regulatory asset (note 7(b)).

•
Cost of $557,954 (2020 - $531,191) and accumulated depreciation of  $59,857  (2020  -  $50,919) related to commonly owned facilities (note 1(k)). Total expenditures incurred on these facilities for the year ended December 31, 2021 were $143,255 (2020 - $61,827).

•	Cost of $3,076 (2020 - $3,076) and accumulated depreciation of $1,665 (2020 - $1,321) related to assets under finance lease.
For the year ended December 31, 2021, contributions received in aid of construction of $6,376 (2020 - $4,214) have been credited to the cost of the assets.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

5.	Property, plant and equipment (continued)
Interest and AFUDC capitalized to the cost of the assets in 2021 and 2020 are as follows:

	2021	2020
Interest capitalized on non-regulated property	$3,313	$9,359
AFUDC capitalized on regulated property:
Allowance for borrowed funds	3,208	3,475
Allowance for equity funds	5,725	2,219
	$12,246	$15,053

6.	Intangible assets and goodwill
Intangible assets consist of the following:

2021	Cost	Accumulated amortization	Net book value
Power sales contracts	$58,112	$43,118	$14,994
Customer relationships	78,140	12,337	65,803
Interconnection agreements	15,072	1,721	13,351
Other (a)	10,968	—	10,968
	$162,292	$57,176	$105,116

2020	Cost	Accumulated amortization	Net book value
Power sales contracts	$57,943	$41,184	$16,759
Customer relationships	83,342	10,967	72,375
Interconnection agreements	15,028	1,458	13,570
Other (a)	12,209	—	12,209
	$168,522	$53,609	$114,913
(a) Other includes brand names, water rights and miscellaneous intangibles
Estimated amortization expense for intangible assets for each of the next five years is $3,125.

All goodwill pertains to the Regulated Services Group.

	2021	2020
Opening balance	$1,208,390	$1,031,696
Business acquisitions (note 3)	5,535	167,209
Foreign exchange	(12,681)	9,485
Closing balance	$1,201,244	$1,208,390

Algonquin | Notes to the Consolidated Financial Statements	101

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective Regulators of the jurisdictions in which they operate. The respective Regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period. The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
BELCO	Bermuda	General rate review
On May 7, 2021, the Regulator issued a final decision, approving a weighted average cost of capital (“WACC”) of 7.5% and authorizing $211,432 in revenue with $13,426 in deferred revenue to be collected over 5 years at a minimum WACC of 7.5%. The new rates were effective June 1, 2021.

EnergyNorth Gas System	New Hampshire	General rate review
The New Hampshire Public Utilities Commission (“NHPUC”) issued an order approving a permanent increase of $6,300 in annual distribution revenues for EnergyNorth effective August 1, 2021. The NHPUC approved the Company’s right to request two step increases for 2020 and 2021 projects, capped  at $4,000 and $3,200, respectively, which will be addressed in separate proceedings. The Company’s request for the $4,000 step increase for 2020 projects is pending. The Company expects to make a filing for approval of the second step increase in the second quarter of 2022. The NHPUC also approved a property tax reconciliation mechanism.

Recovery of Granite Bridge feasibility costs, which were included in a supplemental filing in November 2020, were separately litigated in hearings in June 2021. An order denying recovery of litigated Granite Bridge costs was received in October 2021. In that order, the New Hampshire Public Utilities Commission denied recovery of the costs related to the Granite Bridge Project based on a legal interpretation of a New Hampshire statute that prohibits recovery of construction work in progress. The Company's request for rehearing was denied on February 17, 2022. The Company intends to appeal the decision to the New Hampshire Supreme Court.

Various	Various	General rate review	Approval of approximately $800 in rate increases for natural gas and wastewater utilities.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	December 31, 2021	December 31, 2020
Regulatory assets
Fuel and commodity cost adjustments (a)	$339,900	$18,094
Retired generating plant (b)	185,073	194,192
Pension and post-employment benefits (c)	134,141	178,403
Rate adjustment mechanism (d)	117,309	99,853
Environmental remediation (e)	81,802	87,308
Income taxes (f)	79,472	77,730
Deferred capitalized costs (g)	62,599	34,398
Wildfire mitigation and vegetation management (h)	35,789	22,736
Debt premium (i)	34,204	35,688
Asset retirement obligation (j)	26,810	26,546
Clean energy and other customer programs (k)	26,015	26,400
Rate review costs (l)	9,167	8,054
Long-term maintenance contract (m)	9,134	14,405
Other	26,210	22,712
Total regulatory assets	$1,167,625	$846,519
Less: current regulatory assets	(158,212)	(64,090)
Non-current regulatory assets	$1,009,413	$782,429
Regulatory liabilities
Income taxes (f)	$295,720	$322,317
Cost of removal (n)	191,981	200,739
Pension and post-employment benefits (c)	34,468	26,311
Fuel and commodity cost adjustments (a)	18,229	20,136
Clean energy and other customer programs (k)	14,829	10,440
Rate adjustment mechanism (d)	3,316	5,214
Other	17,646	16,361
Total regulatory liabilities	$576,189	$601,518
Less: current regulatory liabilities	(65,809)	(38,483)
Non-current regulatory liabilities	$510,380	$563,035
(a)	Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers. To the extent actual costs of power or natural gas purchased differ from power or natural gas costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and natural gas in future periods, subject to regulatory review. Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators. The gains and losses associated with these derivatives (note 24(b)(i)) are recoverable through the commodity costs adjustment.

Algonquin | Notes to the Consolidated Financial Statements	103

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)
(a)	Fuel and commodity cost adjustments (continued)
In February 2021, the Company's operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (“Midwest Extreme Weather Event”). As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses. The Company has made a filing with the Missouri regulator requesting approval to treat the incremental fuel costs incurred in the same manner as normal pass-through fuel costs and proposing to extend the recovery period to mitigate the impact on customer bills. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs. In January 2022, the Company removed all costs related to the Midwest Extreme Winter Weather Event from its rate request and filed a Petition for Financing Order authorization of the issuance of securitized utility tariff bonds regarding 100% of the extraordinary costs incurred during the Midwest Extreme Winter Weather Event. A decision by the Regulator regarding the securitization request is required by August 22, 2022.

(b)	Retired generating plant
On March 1, 2020, the Company's 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in- service to a regulatory asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility. Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury's retirement on operating and capital expenses in Missouri for consideration in the next rate case. The accrual for this estimated amount includes revenues collected related to Asbury that will be subject to review and possible refund to customers. In July 2021, Missouri House Bill 734 created an option for utilities to finance the recovery of costs related to the retirement of obsolescent generation infrastructure, including recovery of undepreciated ratebase balances and financing costs, through securitized utility tariff bonds. In January 2022, the Company removed all balances associated with Asbury from its rate request and expects to file a Petition for Financing Order to securitize these balances in March 2022.
(c)	Pension and post-employment benefits
As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that have not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. The balance is recovered through rates over the future service years of the employees at the time the regulatory asset was set up (an average of 10 years) or consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post- employment Benefits and ASC 715, Compensation Retirement Benefits before the transfer to regulatory asset occurred. The annual movements in AOCI for Empire Electric and Gas Systems' and St. Lawrence Gas System's pension and OPEB plans (note 10(a)) are also reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery. Finally, the applicable Regulators have also approved tracking accounts for a number of the utilities. The amounts recorded in these accounts occur when actual expenses differ from those adopted and recovery or refunds are expected to occur in future periods.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)
(d)	Rate adjustment mechanism
Revenue for CalPeco Electric System, Park Water System, New England Gas System, Midstates Natural Gas system, EnergyNorth Natural Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective regulator, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers. In addition, retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the final order. The difference between New Brunswick Gas' regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight- line basis over 26 years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability.
(e)	Environmental remediation
Actual expenditures incurred for the clean-up of certain former gas manufacturing facilities (note 12(d)) are recovered through rates over a period of 7 years and are subject to an annual cap.
(f)	Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.
(g)	Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually over 29 years.
In 2020, the Empire Electric System made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, which permits the Empire Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable WACC on certain property, plant, and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state, and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.
(h)	Wildfire mitigation and vegetation management
The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company's California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management.
(i)	Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.
(j)	Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates.

Algonquin | Notes to the Consolidated Financial Statements	105

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

7.	Regulatory matters (continued)
(k)	Clean energy and other customer programs
The regulatory asset for Clean Energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs.
(l)	Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator.
(m)	Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire Electric System's power plants differ from the costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets.
(n)	Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability tracks the amounts that have been collected from customers net of costs incurred to date.
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally earns carrying charges on the regulatory balances related to commodity cost adjustment, retroactive rate adjustments and rate review costs.

8.	Long-term investments
Long-term investments consist of the following:

	December 31, 2021	December 31, 2020
Long-term investments carried at fair value
Atlantica (a)	$1,750,914	$1,706,900
Atlantica share subscription agreement (a)	—	20,015
Atlantica Yield Energy Solutions Canada Inc. (b)	95,246	110,514
Other	2,296	1,783
	$1,848,456	$1,839,212

Other long-term investments
Equity-method investees (c)	$433,850	$186,452
Development loans receivable from equity-method investees (d)	31,468	22,912
San Antonio Water System and other (e)	30,508	5,219
	$495,826	$214,583

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)
Income (loss) from long-term investments from the years ended December 31 is as follows:

Year ended December 31,
	2021	2020
Fair value gain (loss) on investments carried at fair value
Atlantica	$(107,030)	$519,297
Atlantica share subscription agreement	—	20,015
Atlantica Yield Energy Solutions Canada Inc.	(15,915)	20,272
Other	526	117
	$(122,419)	$559,701
Dividend and interest income from investments carried at fair value
Atlantica	$83,971	$74,604
Atlantica Yield Energy Solutions Canada Inc.	17,222	14,731
Other	330	2,113
	$101,523	$91,448
Other long-term investments
Equity method income (loss)	$(26,337)	$209
Interest and other income	20,776	13,380
	$(5,561)	$13,589
Income (loss) from long-term investments	$(26,457)	$664,738
(a)	Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 44% (2020 - 44%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. On December 9, 2020, the Company entered into a subscription agreement to purchase additional ordinary shares of Atlantica at $33.00 per share.
The contract was accounted for as a derivative under ASC 815, Derivatives and Hedging. On January 7, 2021, the subscription closed and the Company paid $132,688 for the additional 4,020,860 shares of Atlantica. The total cost for the Atlantica shares as of December 31, 2021 is $1,167,444. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the consolidated statements of operations.
(b)	Investment in AYES Canada
AQN and Atlantica own Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), a vehicle to channel co-investment opportunities in which Atlantica holds the majority of voting rights. The first investment was Windlectric Inc. (“Windlectric”). The investment of $96,752 by AYES Canada in Windlectric is presented as a non-controlling interest held by a related party (notes 17).
AYES Canada is considered to be a VIE based on the disproportionate voting and economic interests of the shareholders. Atlantica is considered to be the primary beneficiary of AYES Canada. Accordingly, AQN's investment in AYES Canada is considered an equity method investment. Under the AYES Canada shareholders agreement, starting in May 2020, AQN has the option to exchange approximately 3,500,000 shares of AYES Canada into ordinary shares of Atlantica on a one-for-one basis, subject to certain conditions. Consistent with the treatment of the Atlantica shares, the Company has elected the fair value option under ASC 825, Financial Instruments to account for its investment in AYES Canada, with changes in fair value reflected in the consolidated statements of operations.
As at December 31, 2021, the Company's maximum exposure to loss is $95,246 (2020 - $110,514), which represents the fair value of the investment.

Algonquin | Notes to the Consolidated Financial Statements	107

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)
(c)	Equity-method investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $433,850 (2020 - $186,452) including investments in VIEs of $86,202 (2020 -
$174,685).
i)	Operating facilities
The Company owns a 75% interest ownership in Red Lily I, an operating 26.4 MW wind facility. The Company also owns a 50% economic interest in Val-Éo, a 24 MW wind facility which achieved commercial operation in December 2021. The Company does not control the entities and therefore accounts for its interest using the equity method.
During the first quarter of 2021, the Company acquired a 51% interest in three wind facilities from a portfolio of four wind facilities located in Texas (“Texas Coastal Wind Facilities”) for $234,274. On August 12, 2021, the Company acquired a 51% interest in the fourth Texas Coastal Wind Facility for
$110,609. All facilities have achieved commercial operations. The Company does not control the entities and therefore accounts for its 51% interest using the equity method.
ii)	Development and construction projects
The Company also has 50% equity interests in several wind and solar power electric development projects and infrastructure development projects. The Company holds an option to acquire the remaining interest in most development projects at a pre-agreed price.
During the year, the Company acquired the remaining 50% equity interest of the North Fork Ridge Wind Facility, the Kings Point Wind Facility, the Sugar Creek Wind Facility, the Maverick Creek Wind Facility and the Altavista Solar Facility. As a result, the Company obtained control of the facilities and accounted for these transactions as asset acquisitions (note 3).
During the year, the Sandy Ridge II Wind Project, the Shady Oaks II Wind Project and the New Market Solar Project net assets of $220,677 were contributed into joint venture entities in exchange for 50% equity interests in the joint ventures and loans receivable in the net amount of $10,779 (note 8(d)) and a contract asset of $17,018 recognized for the portion of consideration payable upon mechanical completion but in no event later than December 31, 2022. The transfer of the New Market Solar Project resulted in a gain of $26,182. The projects are accounted using the equity method.
During the third quarter of 2021, the Company paid $1,500 to Abengoa S.A. (“Abengoa”) to purchase all of Abengoa's interests in the AAGES, AAGES Development Canada Inc., and AAGES Development Spain,
S.A. joint ventures. The assets acquired for AAGES Development Spain S.A. included project development assets for $2,662 and working capital of $1,507. The existing loan between the Company and AAGES Development Spain S.A. of $3,089 was treated as additional consideration paid to acquire the partnership.
Pursuant to an agreement between AQN and funds managed by the Infrastructure and Power strategy of Ares Management, LLC (“Ares”), in November 2021 Ares became AQN’s new partner in its non-regulated development platform for renewable energy, water and other sectors through an investment of $19,688 each in Liberty Development JV Inc., which in turn invested $39,376 in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company. The investment by Liberty Development JV Inc. is presented as a non-controlling interest held by a related party (note 17). AQN and Ares also formed Liberty Construction (US) JV LLC (“Liberty Construction JV”) to jointly construct projects. The Shady Oaks II Wind Project and the New Market Solar Project noted above were Liberty Construction JV's first investments.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

8.	Long-term investments (continued)
(c)	Equity-method investees (continued)
Summarized combined information for AQN's investments in significant partnerships and joint ventures as at December 31 is as follows:

	2021	2020
Total assets	$2,126,934	$3,201,967
Total liabilities	945,971	2,913,188
Net assets	$1,180,963	$288,779
AQN's ownership interest in the entities	327,555	141,666
Difference between investment carrying amount and underlying equity in net assets(a)	106,295	44,786
AQN's investment carrying amount for the entities	$433,850	$186,452
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.

Except for Liberty Global Energy Solutions B.V. (formerly Abengoa-Algonquin Global Energy Solutions B.V.) (“Liberty Global Energy Solutions”), all development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of December 31, 2021, the Company had issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; and construction loan agreements. The fair value of the support provided recorded as at December 31, 2021 amounts to $4,612 (2020 - $12,273).
Summarized combined information for AQN's VIEs as at December 31 is as follows:

	2021	2020
AQN's maximum exposure in regards to VIEs
Carrying amount	$86,202	$174,685
Development loans receivable (d)	31,468	21,804
Performance guarantees and other commitments on behalf of VIEs	409,232	965,291
	$526,902	$1,161,780
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.
(d)	Development loans receivable from equity investees
The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support (in the form of letters of credit, escrowed cash, guarantees or indemnities) in amounts necessary for the continued development and construction of the equity investees' projects. The loans generally mature between the fifth and twelfth anniversary of the development agreement or commercial operation date.
(e)	San Antonio Water System and other
The Company no longer has significant influence over its 20% interest in the San Antonio Water System (“SAWS”), and therefore has discontinued the equity method of accounting in 2021. The investment is accounted for using the cost method prospectively.

Algonquin | Notes to the Consolidated Financial Statements	109

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		December 31, 2021	December 31, 2020
Senior unsecured revolving credit facilities and delayed draw term facility (a)	—	2022-2024		N/A	$368,806	$223,507
Senior unsecured bank credit facilities (b)	—	2022-2031		N/A	141,956	152,338
Commercial paper	—	2022		N/A	338,700	122,000
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units) (c)	1.18%	2026		$1,150,000	1,140,801	—
Senior unsecured notes (d)	3.46%	2022-2047		$1,700,000	1,689,792	1,688,390
Senior unsecured utility notes (e)	6.34%	2023-2035		$142,000	155,571	157,212
Senior secured utility bonds (f)	4.71%	2026-2044		$556,219	558,177	561,494
Canadian dollar borrowings
Senior unsecured notes (g)	3.81%	2022-2050	$	C1,400,669	1,099,403	899,710
Senior secured project notes	10.21%	2027	$	C23,256	18,344	20,315
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds (h)	4.18%	2028-2040	CLF 1,753		77,963	92,183
					$5,589,513	$3,917,149
Subordinated U.S. dollar borrowings
Subordinated unsecured notes (i)	6.50%	2078-2079		$637,500	621,862	621,321
					$6,211,375	$4,538,470
Less: current portion					(356,397)	(139,874)
					$5,854,978	$4,398,596
Short-term obligations of $478,248 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)
Recent financing activities:
(a)	Senior unsecured revolving credit facilities
As at December 31, 2021, the Company had a $500,000 senior unsecured syndicated revolving credit facility maturing on July 12, 2024. As at December 31, 2021, the Regulated Services Group had a $500,000 senior unsecured syndicated revolving credit facility maturing on February 23, 2023. As at December 31, 2021, the Renewable Energy Group's bank lines consisted of a $500,000 senior  unsecured syndicated revolving credit facility maturing on October 6, 2023 and a $350,000 letter of credit facility that was amended to extend the maturity to June 30, 2023.
On November 8, 2020, in connection with the acquisition of Ascendant, the Company assumed $62,654 of debt outstanding under its revolving credit facility. The facility was amended to extend the maturity to June 30, 2022.
In the second quarter of 2020, the Company obtained three senior unsecured delayed draw non-revolving credit facilities for a total of $1,600,000. On October 5, 2020, these facilities were replaced with two syndicated revolving credit facilities for a total of $1,600,000 that matured on December 31, 2021.
(b)	Senior unsecured bank credit facilities
On December 20, 2021, the Regulated Services Group entered into a $1,100,000 senior unsecured syndicated delayed draw term facility (the “Regulated Services Delayed Draw Term Facility”) which matures on December 19, 2022. As at December 31, 2021, the Regulated Services Delayed Draw Term Facility had no amounts drawn. Subsequent to year-end on January 3, 2022, the purchase price, plus certain adjustments and acquisition costs, for the acquisition of Liberty NY Water (note 3(a)) of approximately $610,400 was funded through a draw on the Regulated Services Delayed Draw Term Facility.
In conjunction with the Kentucky Power Transaction (note 3(b)), the Company obtained a commitment from  lenders  to  provide  syndicated  unsecured  credit  facilities  in  an  aggregate  amount  of  up to $2,725,000. This acquisition financing commitment is subject to customary terms and conditions, including certain commitment reductions upon closing of permanent financing. As at March 3, 2022, $1,086,000 remained available under the acquisition financing commitment.
On November 8, 2020, in connection with the acquisition of Ascendant, the Company assumed $97,029 of debt outstanding under two term loan facilities that mature on June 29, 2023 and December 26, 2031.
On October 13, 2020, in connection with the acquisition of ESSAL, the Company assumed $55,786 (CLP 44,408,558) of debt outstanding under seven credit facilities that mature between March 29, 2021 and November 18, 2022.
During 2020, the Regulated Services Group fully repaid its C$135,000 term loan upon maturity.
(c)	U.S dollar senior unsecured notes (Green Equity Units)
In June 2021, the Company sold 23,000,000 equity units (the “Green Equity Units”) for total gross proceeds of $1,150,000. Each Green Equity Unit was issued in a stated amount of $50, at issuance, consisted of a contract to purchase AQN common shares (the “share purchase contract”) and a 5% undivided beneficial ownership interest in a remarketable senior note of AQN due June 15, 2026, issued in the principal amount of $1,000.
Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the share purchase contract (6.57% per year). The interest rate on the notes will be reset following a successful marketing, which would occur in 2024. The present value of the contract adjustment payments was estimated at $222,378 and is recorded against additional paid-in capital (“APIC”) to the extent of the APIC balance and against retained earnings (deficit) for the remainder. The corresponding amount of $222,378 was recorded in other liabilities and is accreted over the three-year period (note 12(a)).

Algonquin | Notes to the Consolidated Financial Statements	111

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)
Recent financing activities (continued):
(c)	U.S dollar senior unsecured notes (Green Equity Units) (continued)
Each share purchase contract requires the holder to purchase by no later than June 15, 2024 for a price of $50 in cash, a number of AQN common shares (“common shares”) based on the applicable market value to be determined using the volume-weighted average price of the common shares over a 20-day trading period ending June 14, 2024. The minimum settlement rate under the purchase contracts is 2.7778 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by the threshold appreciation price of $18 per common share. The maximum settlement rate under the purchase contracts is 3.3333 common shares, which is approximately equal to the $50 stated amount per Green Equity Unit, divided by $15 per common share.
The common share purchase obligation of holders of Green Equity Units will be satisfied by the proceeds raised from a successful remarketing of the notes, unless a holder has elected to settle with separate cash. Holders’ beneficial ownership interest in each note has been pledged to AQN to secure the holders' obligation to purchase common shares under the related share purchase contract.
Prior to the issuance of common shares, the share purchase contracts, if dilutive, will be reflected in the Company's diluted earnings per share calculations using the treasury stock method.
(d)	Senior unsecured notes
On September 23, 2020, the Regulated Services Group's debt financing entity issued $600,000 senior unsecured notes bearing interest at 2.05% with a maturity date of September 15, 2030.
On July 31, 2020, the Company repaid, upon its maturity, a $25,000 unsecured note. On April 30, 2020, the Company repaid, upon its maturity, a $100,000 unsecured note.
(e)	Senior unsecured utility notes
During 2020, the Regulated Services Group repaid two utility notes upon their maturities in the amounts of $45,000 and $30,000.
(f)	Senior secured utility bonds
On February 15, 2020 and June 1, 2020, the Company repaid, upon their maturities, a $6,500 and a
$100,000 secured utility bond, respectively.
(g)	Canadian dollar senior unsecured notes
Subsequent to year-end on February 15, 2022, the Company repaid a C$200,000 senior unsecured note on its maturity. On February 15, 2021, the Renewable Energy Group repaid a C$150,000 unsecured note upon its maturity. Concurrent with the repayments, the Renewable Energy Group unwound and settled the related cross-currency fixed-for-fixed interest rate swap (note 24(b)(iii)).
On April 9, 2021, the Renewable Energy Group issued C$400,000 senior unsecured debentures bearing interest at 2.85% with a maturity date of July 15, 2031. The notes were sold at a price of C$999.92 per C$1,000.00 principal amount. Concurrent with the offering, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap to convert the Canadian-dollar-denominated coupon and principal payments from the offering into U.S. dollars (note 24(b)(iii)).
On February 14, 2020, the Regulated Services Group issued C$200,000 senior unsecured debentures bearing interest at 3.315% with a maturity date of February 14, 2050. The debentures are redeemable at the option of the Company at a price based on a make-whole provision.
(h)	Chilean Unidad de Fomento senior unsecured bonds
On October 13, 2020, in connection with the acquisition of ESSAL, the Company assumed two senior unsecured bonds (series B and series C) of $82,320 (CLF 1,926). The series B bonds bear interest at 6% and mature on June 1, 2028 while the series C bonds bear interest at 2.8% and mature on October 15, 2040. In December 2021, the Company repaid CLF 116 (2020 - CLF 58) of obligations under the series  B bonds.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

9.	Long-term debt (continued)
Recent financing activities (continued):
(i)	Subordinated unsecured notes
Subsequent to year-end on January 18, 2022, the Company closed (i) an underwritten public offering in the United States (the “U.S. Offering”) of $750,000 aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Offering” and, together with the U.S. Offering, the “Offerings”) of C$400,000 (approximately $320,000) aggregate principal amount of 5.25% fixed-to- fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). Concurrent with the pricing of the Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian dollar denominated proceeds from the Canadian Offering into U.S. dollars, and a forward starting swap to fix the interest rate for the second five year term of the U.S. Notes, resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten-year period of the Notes.
As of December 31, 2021, the Company had accrued $49,806 in interest expense (2020 - $50,486). Interest expense on the long-term debt, net of capitalized interest, in 2021 was $159,545 (2020 - $175,358).
Principal payments due in the next five years and thereafter are as follows:

2022	2023	2024	2025	2026	Thereafter	Total
$834,645	$125,520	$374,550	$44,951	$1,172,284	$3,671,384	$6,223,334

10.	Pension and other post-employment benefits
The Company provides defined contribution pension plans to substantially all of its employees. The Company’s contributions for 2021 were $10,836 (2020 - $9,672).
The Company provides a defined benefit cash balance pension plan under which employees are credited with a percentage of base pay plus a prescribed interest rate credit. In conjunction with the utility acquisitions, the Company also assumes defined benefit pension, SERP and OPEB plans for qualifying employees in the related acquired businesses. The legacy plans are non-contributory defined pension plans covering substantially all employees of the acquired businesses. Benefits are based on each employee’s years of service and compensation. The Company permanently freezes the accrual of benefits for participants in legacy plans. Thereafter, employees accrue benefits under the Company’s cash balance plan. The OPEB plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must cover a portion of the cost of their coverage.

Algonquin | Notes to the Consolidated Financial Statements	113

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)
(a)                Net pension and OPEB obligation
The following table sets forth the projected benefit obligations, fair value of plan assets, and funded status of the Company’s plans as of December 31:
	Pension benefits		OPEB
	2021	2020	2021	2020
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$834,913	$564,970	$306,524	$219,217
Projected benefit obligation assumed from business combination	—	195,231	—	44,950
Plan Settlements	(1,294)	—	—	—
Service cost	14,673	15,450	7,307	6,175
Interest cost	20,676	19,281	8,048	7,695
Actuarial loss (gain)	(36,597)	76,618	(18,977)	34,507
Contributions from retirees	—	171	2,040	2,037
Plan amendments	237	(191)	310	—
Medicare Part D	—	—	373	377
Benefits paid	(66,800)	(37,020)	(12,979)	(8,434)
Foreign exchange	(190)	403	—	—
Projected benefit obligation, end of year	$765,618	$834,913	$292,646	$306,524
Change in plan assets
Fair value of plan assets, beginning of year	629,157	407,074	176,616	158,873
Plan assets acquired in business combination	—	179,600	—	—
Actual return on plan assets	58,721	52,876	15,200	21,219
Employer contributions	29,058	26,099	11,178	2,583
Plan Settlements	(1,294)	—	—	—
Contributions from retirees	—	171	1,988	1,998
Medicare Part D subsidy receipts	—	—	372	377
Benefits paid	(66,800)	(37,020)	(12,979)	(8,434)
Foreign exchange	22	357	—	—
Fair value of plan assets, end of year	$648,864	$629,157	$192,375	$176,616
Unfunded status	$(116,754)	$(205,756)	$(100,271)	$(129,908)
Amounts recognized in the consolidated balance sheets consist of:
Non-current assets (note 11)	84	488	11,879	10,174
Current liabilities	(1,902)	(1,989)	(699)	(2,835)
Non-current liabilities	(114,936)	(204,255)	(111,451)	(137,247)
Net amount recognized	$(116,754)	$(205,756)	$(100,271)	$(129,908)
The accumulated benefit obligation for the pension plans was $1,008,754 and $1,080,685 as of December 31, 2021 and 2020, respectively.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)
(a)	Net pension and OPEB obligation (continued)
Information for pension and OPEB plans with an accumulated benefit obligation in excess of plan assets:

	Pension		OPEB
	2021	2020	2021	2020
Accumulated benefit obligation	$489,043	$727,981	$274,649	$288,594
Fair value of plan assets	$396,679	$578,143	$162,592	$148,496

Information for pension and OPEB plans with a projected benefit obligation in excess of plan assets:

	Pension		OPEB
	2021	2020	2021	2020
Projected benefit obligation	$580,841	$833,846	$274,649	$288,594
Fair value of plan assets	$452,333	$627,601	$162,592	$148,496

(b)	Pension and post-employment actuarial changes

Change in AOCI (before tax)			OPEB
	Actuarial losses (gains)	Past service gains	Actuarial losses (gains)	Past service gains
Balance, January 1, 2020	$38,510	$(6,180)	$(9,146)	$—
Additions to AOCI	50,026	(191)	22,036	—
Amortization in current period	(5,430)	1,609	(509)	—
Reclassification to regulatory accounts	(25,875)	(544)	(16,680)	—
Balance, December 31, 2020	$57,231	$(5,306)	$(4,299)	$—
Additions to AOCI	(59,754)	237	(24,126)	24
Amortization in current period	(13,130)	1,626	(2,021)	310
Amortization pursuant to plan settlements	(210)	—	—	—
Reclassification to regulatory accounts	31,670	(752)	14,816	—
Balance, December 31, 2021	$15,807	$(4,195)	$(15,630)	$334
The movements in AOCI for Empire Electric and Gas Systems' and St. Lawrence Gas System's pension and OPEB plans are reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery (note 7(c)).

Algonquin | Notes to the Consolidated Financial Statements	115

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)
(c)	Assumptions
Weighted average assumptions used to determine net benefit obligation for 2021 and 2020 were as follows:

	Pension benefits		OPEB
	2021	2020	2021	2020
Discount rate	2.94%	2.49%	2.92%	2.58%
Interest crediting rate (for cash balance plans)	4.00%	4.15%	N/A	N/A
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Health care cost trend rate
Before age 65			5.875%	6.00%
Age 65 and after			5.875%	6.00%
Assumed ultimate medical inflation rate			4.75%	4.75%
Year in which ultimate rate is reached			2031	2031
The mortality assumption for December 31, 2021 uses the Pri-2012 mortality table and the projected generationally scale MP-2021, adjusted to reflect the ultimate improvement rates in the 2021 Social Security Administration intermediate assumptions for plans in the United States. The mortality assumption for the Bermuda plan as of December 31, 2021 uses the 2014 Canadian Pensioners' Mortality Table combined with mortality improvement scale CPM-B.
In selecting an assumed discount rate, the Company uses a modeling process that involves selecting a portfolio of high-quality corporate debt issuances (AA- or better) whose cash flows (via coupons or maturities) match the timing and amount of the Company’s expected future benefit payments. The Company considers the results of this modeling process, as well as overall rates of return on high-quality corporate bonds and changes in such rates over time, to determine its assumed discount rate.
The rate of return assumptions are based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations.
Weighted average assumptions used to determine net benefit cost for 2021 and 2020 were as follows:

	Pension benefits		OPEB
	2021	2020	2021	2020
Discount rate	2.49%	3.19%	2.58%	3.29%
Expected return on assets	6.20%	6.85%	4.79%	5.57%
Rate of compensation increase	3.99%	3.96%	n/a	n/a
Health care cost trend rate
Before Age 65			5.122%	6.125%
Age 65 and after			5.122%	6.125%
Assumed ultimate medical inflation rate			4.05%	4.75%
Year in which ultimate rate is reached			2031	2031

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)
(d)	Benefit costs
The following table lists the components of net benefit cost for the pension and OPEB plans. Service cost is recorded as part of operating expenses and non-service costs are recorded as part of other net losses in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits		OPEB
	2021	2020	2021	2020
Service cost	$14,673	$15,450	$7,307	$6,175
Non-service costs
Interest cost	20,676	19,281	8,048	7,695
Expected return on plan assets	(35,972)	(26,285)	(10,052)	(8,748)
Amortization of net actuarial loss	13,126	5,430	2,021	509
Amortization of prior service credits	(1,626)	(1,609)	11	—
Settlement Loss Recognized	198	—	—	—
Amortization of regulatory accounts	19,665	16,272	218	1,527
	$16,067	$13,089	$246	$983
Net benefit cost	$30,740	$28,539	$7,553	$7,158
(e)	Plan assets
The Company’s investment strategy for its pension and post-employment plan assets is to maintain a diversified portfolio of assets with the primary goal of meeting long-term cash requirements as they become due.
The Company’s target asset allocation is as follows:

Asset class	Target (%)	Range (%)
Equity securities	48%	30% -100%
Debt securities	43%	20% - 60%
Other	9%	0% - 20%
	100%

The fair values of investments as of December 31, 2021, by asset category, are as follows:

Asset class	2021	Percentage
Equity securities	$429,147	51%
Debt securities	350,834	42%
Other	61,259	7%
	$841,240	100%
As of December 31, 2021, the plan assets do not include any material investments in AQN.

Algonquin | Notes to the Consolidated Financial Statements	117

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

10.	Pension and other post-employment benefits (continued)
(e)	Plan assets (continued)
All investments as of December 31, 2021 were valued using level 1 inputs except for 17,314 of institutional private equity investments using level 3 fair value measurement. These private equity funds invest in the private equity secondary market and in the credit markets. These funds are not traded in the open market, and are valued based on the underlying securities within the funds. The underlying securities are valued at fair value by the fund managers by using securities exchange quotations, pricing services, obtaining broker-dealer quotations, reflecting valuations provided in the most recent financial reports, or at a good faith estimate using fair market value principles.
The following table summarizes the changes fair value of these level 3 assets as of December 31:

Level 3
Balance, January 1, 2021	$7,745
Contributions into funds	6,233
Unrealized gains	4,257
Distributions	(921)
Balance, December 31, 2021	$17,314
(f)	Cash flows
The Company expects to contribute $21,305 to its pension plans and $12,208 to its post-employment benefit plans in 2021.
The expected benefit payments over the next ten years are as follows:

	2022	2023	2024	2025	2026	2027-2031
Pension plan	$47,802	$43,760	$44,478	$46,318	$47,554	$238,011
OPEB	10,465	11,064	11,646	12,060	12,543	68,454

11.	Other assets
Other assets consist of the following:

	2021	2020
Restricted cash	$36,232	$28,404
OPEB plan assets (note 10(a))	11,963	10,662
Long-term deposits	10,735	13,459
Income taxes recoverable	7,649	4,717
Deferred financing costs (a)	30,544	6,774
Other	14,891	9,953
	$112,014	$73,969
Less: current portion	(16,153)	(7,266)
	$95,861	$66,703

(a)	Deferred financing costs
Deferred financing costs represent costs of arranging the Company’s revolving credit facilities and intercompany loans as well as the portion of transactions costs related to the Green Equity Units (note 9(c)) that will be recorded against the common shares when issued.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities
Other long-term liabilities consist of the following:

	2021	2020
Contract adjustment payments (a)	$187,580	$—
Asset retirement obligations (b)	142,147	79,968
Advances in aid of construction (c)	82,580	79,864
Environmental remediation obligation (d)	55,224	69,383
Customer deposits (e)	32,633	31,939
Unamortized investment tax credits (f)	17,439	17,893
Deferred credits and contingent consideration (g)	35,982	21,399
Preferred shares, Series C (h)	13,348	13,698
Hook up fees (i)	21,904	17,704
Lease liabilities (note 1(q))	22,512	14,288
Contingent development support obligations (j)	4,612	12,273
Note payable to related party (k)	25,808	30,493
Other	42,050	23,027
	$683,819	$411,929
Less: current portion	(167,908)	(72,748)
	$515,911	$339,181
(a)	Contract adjustment payment
In June 2021, the Company sold 23,000,000 Green Equity Units for total gross proceeds of $1,150,000 (note 9(c)). Total annual distributions on the Green Equity Units are at a rate of 7.75%, consisting of interest on the notes (1.18% per year) and payments under the share purchase contract (6.57% per year). The present value of the contract adjustment payments was estimated at $222,378 and recorded in other liabilities. The contract adjustment payments amount is accreted over the three-year period.
(b)	Asset retirement obligations
Asset retirement obligations mainly relate to legal requirements to: (i) remove wind farm facilities upon termination of land leases; (ii) cut (disconnect from the distribution system), purge (cleanup of natural gas and polychlorinated biphenyls (“PCB”) contaminants) and cap gas mains within the gas distribution and transmission system when mains are retired in place, or sections of gas main are removed from the pipeline system; (iii) clean and remove storage tanks containing waste oil and other waste contaminants;
(iv) remove certain river water intake structures and equipment; (v) dispose of coal combustion residuals and PCB contaminants; (vi) remove asbestos upon major renovation or demolition of structures and facilities; and (vii) decommission and restore power generation engines and related facilities.
Changes in the asset retirement obligations are as follows:

	2021	2020
Opening balance	$79,968	$53,879
Obligation assumed	57,067	20,420
Retirement activities	(4,133)	(1,724)
Accretion	4,381	2,674
Change in cash flow estimates	4,864	4,719
Closing balance	$142,147	$79,968

Algonquin | Notes to the Consolidated Financial Statements	119

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities (continued)
(b)	Asset retirement obligations (continued)
As the cost of retirement of utility assets in the United States is expected to be recovered through rates, a corresponding regulatory asset is recorded for liability accretion and asset depreciation expense   (note 7(j)).
(c)	Advances in aid of construction
The Company’s regulated utilities have various agreements with real estate development companies (the “developers”) conducting business within the Company’s utility service territories, whereby funds are advanced to the Company by the developers to assist with funding some or all of the costs of the development.
In many instances, developer advances can be subject to refund, but the refund is non-interest bearing. Refunds of developer advances are made over periods generally ranging from 5 to 40 years. Advances not refunded within the prescribed period are usually not required to be repaid. After the prescribed period has lapsed, any remaining unpaid balance is transferred to contributions in aid of construction and recorded as an offsetting amount to the cost of property, plant and equipment. In 2021, $6,376 (2020 - $1,994) was transferred from advances in aid of construction to contributions in aid of construction.
(d)	Environmental remediation obligation
A number of the Company's regulated utilities were named as potentially responsible parties for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historical operations of manufactured gas plants (“MGP”) and related facilities. The Company is currently investigating and remediating, as necessary, those MGP and related sites in accordance with plans submitted to the agency with authority for each of the respective sites.
With the acquisition of Ascendant on November 9, 2020 (note 3(f)), the Company assumed additional environmental remediation obligations with respect to the decommissioning and remediation of a power station. This remediation approach involves excavation, treatment and reuse, with most of the work expected to occur in 2023.
The Company estimates the remaining undiscounted, unescalated cost of the environmental cleanup activities will be $57,167 (2020 - $64,766), which at discount rates ranging from 1.0% to 3.4% represents the recorded accrual of $55,224 as of December 31, 2021 (2020 - $69,383). Approximately $36,627 is expected to be incurred over the next three years, with the balance of cash flows to be incurred over the following 30 years.
Changes in the environmental remediation obligation are as follows:

	2021	2020
Opening balance	$69,383	$58,061
Remediation activities	(9,865)	(5,130)
Accretion	1,025	436
Changes in cash flow estimates	2,265	3,828
Revision in assumptions	(7,584)	3,402
Obligation assumed from business acquisition	—	8,786
Closing balance	$55,224	$69,383
The Regulators for the New England Gas System and Energy North Gas System provide for the recovery of actual expenditures for site investigation and remediation over a period of 7 years and, accordingly, as of December 31, 2021, the Company has reflected a regulatory asset of $81,802 (2020 - $87,308) for the MGP and related sites (note 7(e)).
(e)	Customer deposits
Customer deposits result from the Company’s obligation by Regulators to collect a deposit from customers of its facilities under certain circumstances when services are connected. The deposits are refundable as allowed under the facilities’ regulatory agreement.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities (continued)
(f)	Unamortized investment tax credits
The unamortized investment tax credits were assumed in connection with the acquisition of the Empire Electric System. The investment tax credits are associated with an investment made in a generating station. The credits are being amortized over the life of the generating station.
(g)	Deferred credits and contingent consideration
In 2021, the Company settled a $5,000 contingent consideration related to the Company's investment in SAWS (note 8(e)) and recorded contingent consideration related to the acquisition of AAGES Sugar Creek Wind, LLC in an amount of $18,641 (note 3(e)).
(h)	Preferred shares, Series C
AQN has 100 redeemable preferred shares, Series C issued and outstanding. The preferred shares are mandatorily redeemable in 2031 for C$53,400 per share and have a contractual cumulative cash dividend paid quarterly until the date of redemption based on a prescribed payment schedule indexed in proportion to the increase in CPI over the term of the shares. The preferred shares, Series C are convertible into common shares at the option of the holder and the Company, at any time after May 20, 2031 and before June 19, 2031, at a conversion price of C$53,400 per share.
As these shares are mandatorily redeemable for cash, they are classified as liabilities in the consolidated financial statements. The preferred shares, Series C are accounted for under the effective interest method, resulting in accretion of interest expense over the term of the shares. Dividend payments are recorded as a reduction of the preferred shares, Series C carrying value.
Estimated dividend payments due in the next five years and dividend and redemption payments thereafter are as follows:
2022	$1,102
2023	1,330
2024	1,542
2025	1,559
2026	1,406
Thereafter to 2031	6,320
Redemption amount	4,212
$17,471
Less: amounts representing interest	(4,123)
$13,348
Less current portion	(1,102)
$12,246

(i)	Hook up fees
Hook up fees result from the collection from customers of funds for installation and connection to the utility's infrastructure. The fees are refundable as allowed under the facilities’ regulatory agreement.
(j)	Contingent development support obligations
The Company provides credit support necessary for the continued development and construction of its equity investees' wind and solar power electric development projects and infrastructure development projects. The contingent development support obligations represent the fair value of the support provided (note 8(c)).

Algonquin | Notes to the Consolidated Financial Statements	121

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

12.	Other long-term liabilities (continued)
(k)	Note payable to related party
In 2020, a subsidiary of the Company made a tax equity investment into Altavista Solar Subco, LLC, an equity investee of the Company and indirect owner of the Altavista Solar Project (note 8(c)). Following the closing of the construction financing facility for the Altavista Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note payable of $30,493 to Altavista Solar Subco, LLC. The promissory note bears an interest rate of 0.675%, compounded annually. The note was repaid in full during the second quarter of 2021.
In 2021, a subsidiary of the Company made a tax equity investment into New Market Solar Investco, LLC, an equity investee of the Company and indirect owner of the New Market Solar Project (note 8(c)). Following the closing of the construction financing facility for the New Market Solar Project, certain excess funds were distributed to the Company and in return the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC. The promissory note bears an interest rate of 4% annually and has a maturity date of December 16, 2031.
13.	Shareholders’ capital
(a)	Common shares
Number of common shares

	2021	2020
Common shares, beginning of year	597,142,219	524,223,323
Public offering	67,611,465	66,130,063
Dividend reinvestment plan	6,184,686	5,217,071
Exercise of share-based awards (c)	1,020,020	1,565,537
Conversion of convertible debentures	1,886	6,225
Common shares, end of year	671,960,276	597,142,219
Authorized
AQN is authorized to issue an unlimited number of common shares. The holders of the common shares are entitled to dividends if, as and when declared by the board of directors of AQN (the “Board”); to one vote per share at meetings of the holders of common shares; and upon liquidation, dissolution or winding up of AQN to receive pro rata the remaining property and assets of AQN, subject to the rights of any shares having priority over the common shares.
The Company has a shareholders’ rights plan (the “Rights Plan”), which expires in 2022. Under the Rights Plan, one right is issued with each issued share of the Company. The rights remain attached to the shares and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 percent or more of the outstanding shares (subject to certain exceptions) of the Company, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase shares at a 50 percent discount from the then-current market price. The rights provided under the Rights Plan are not triggered by any person making a “Permitted Bid”, as defined in the Rights Plan.
(i)	Public offering
On November 8, 2021, AQN issued 44,080,000 common shares at $14.63 (C$18.15) per share for     gross proceeds of $642,664 (C$800,052) before issuance costs of $26,173 (C$32,583) anticipated to    be used to fund a portion of the purchase price of the Kentucky Power Transaction (note 3(b)). Forward contracts were used to manage the Canadian dollar risk (note 24(b)(iv)).
On July 17, 2020, AQN issued 57,465,500 common shares at $12.60 (C$17.10) per share pursuant to agreements with a syndicate of underwriters and an institutional investor for gross proceeds of $723,926 (C$982,660) before issuance costs of $25,268 (C$34,299). Forward contracts were used to manage the Canadian dollar risk (note 24(b)(iv)).

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)
(ii)	At-the-market equity program
On May 15, 2020, AQN re-established an at-the-market equity program (“ATM program”) that allowed the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the year ended December 31, 2021, the Company issued 23,531,465 common shares under the ATM program at an average price of $15.70 per common share for gross proceeds of $369,495 ($364,876 net of commissions). Other related costs were $872.
The Company has issued since the inception of the ATM program in 2019 a cumulative total of 33,952,827 common shares at an average price of $15.08 per share for gross proceeds of $512,163 ($505,761 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,285.
(iii)	Dividend reinvestment plan
The Company has a common shareholder dividend reinvestment plan, which provides an opportunity for shareholders to reinvest dividends for the purpose of purchasing common shares. Additional common shares acquired through the reinvestment of cash dividends are purchased in the open market or are issued by AQN from Treasury. Effective March 3, 2022, common shares purchased under the plan will be issued at a 3% discount (previously at 5%) to the prevailing market price (as determined in accordance with the terms of the plan). Subsequent to year-end, AQN issued an additional 1,625,414 common shares under the dividend reinvestment plan.
(b)	Preferred shares
AQN is authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.
The Company has the following preferred shares, Series A and preferred shares, Series D issued and outstanding as at December 31, 2021 and 2020:

Preferred shares	Number of shares	Price per share		Carrying amount C$		Carrying amount $
Series A	4,800,000	$	C25	$	C116,546	$100,463
Series D	4,000,000	$	C25	$	C97,259	$83,836
						$184,299
The holders of preferred shares, Series A are entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board. The dividend for each year up to, but excluding, December 31, 2023 will be an annual amount of C$1.2905 per share. The Series A dividend rate will reset on December 31, 2023 and every five years thereafter at a rate equal to the then five-year Government of Canada bond yield plus 2.94%. The preferred shares, Series A are redeemable at C$25 per share at the option of the Company on December 31, 2023 and every fifth year thereafter. The holders of preferred shares, Series A have the right to convert their shares into cumulative floating rate preferred shares, Series B, subject to certain conditions, on December 31, 2023, and every fifth year thereafter.
The holders of preferred shares, Series D are entitled to receive fixed cumulative preferential dividends as and when declared by the Board at an annual amount of C$1.2728 per share for each year up to, but excluding, March 31, 2024. The Series D dividend will reset on March 31, 2024 and every five years thereafter at a rate equal to the then five-year Government of Canada bond plus 3.28%. The preferred shares, Series D are redeemable at C$25 per share at the option of the Company on March 31, 2024 and every fifth year thereafter. The holders of preferred shares, Series D have the right to convert their shares into cumulative floating rate preferred shares, Series E, subject to certain conditions, on March 31, 2024, and every fifth year thereafter.
The Company has 100 redeemable preferred shares, Series C issued and outstanding. The mandatorily redeemable preferred shares, Series C are recorded as a liability on the consolidated balance sheets as they are mandatorily redeemable for cash (note 12(h)).

Algonquin | Notes to the Consolidated Financial Statements	123

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)
(c)	Share-based compensation
For the year ended December 31, 2021, AQN recorded $8,395 (2020 - $24,637) in total share-based compensation expense as follows:

	2021	2020
Share options	$939	$1,743
Director deferred share units	821	870
Employee share purchase	592	511
Performance and restricted share units	6,043	21,513
Total share-based compensation	$8,395	$24,637

The compensation expense is recorded with payroll expenses in the consolidated statements of operations, except for $12,639 recorded in 2020 related to management succession and executive retirement expenses, which was recorded in other net losses (note 19(b)). The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of December 31, 2021, total unrecognized compensation costs related to non-vested share-based awards was $17,137 and is expected to be recognized over a period of 1.67 years.
(i)	Share option plan
The Company’s share option plan (the “Plan”) permits the grant of share options to officers, directors, employees and selected service providers. The aggregate number of shares that may be reserved for issuance under the Plan must not exceed 8% of the number of shares outstanding at the time the options are granted.
The number of shares subject to each option, the option price, the expiration date, the vesting and other terms and conditions relating to each option shall be determined by the Board (or the compensation committee of the Board (“Compensation Committee”)) from time to time. Dividends on the underlying shares do not accumulate during the vesting period. Option holders may elect to surrender any portion of the vested options that is then exercisable in exchange for the “In-the-Money Amount”. In accordance with the Plan, the “In-The-Money Amount” represents the excess, if any, of the market price of a share at such time over the option price, in each case such “In-the-Money Amount” being payable by the Company in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards.
The Compensation Committee may accelerate the vesting of the unvested options then held by the optionee at the Compensation Committee's discretion. In the event that the Company restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Compensation Committee in accordance with the terms of the Company's clawback policy.
The estimated fair value of options, including the effect of estimated forfeitures, is recognized as expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. The Company determines the fair value of options granted using the Black-Scholes option-pricing model. The risk-free interest rate is based on the zero-coupon Canada Government bond with a similar term to the expected life of the options at the grant date. Expected volatility was estimated based on the historical volatility of the Company’s common shares. The expected life was based on experience to date. The dividend yield rate was based upon recent historical dividends paid on AQN common shares.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)
(ii)	Share option plan (continued)
The following assumptions were used in determining the fair value of share options granted:

	2021	2020
Risk-free interest rate	1.1%	1.2%
Expected volatility	23%	24%
Expected dividend yield	4.1%	4.1%
Expected life	5.50 years	5.50 years
Weighted average grant date fair value per option	$ C2.46	$ C2.72

Share option activity during the years is as follows:

	Number of	Weighted exercise		Weighted remaining term (years)	Aggregate intrinsic value
Balance, January 1, 2020	3,523,912	C$	13.09	5.87	C$	18,609
Granted	999,962		16.78	7.27		—
Exercised	(2,386,275)		12.52	5.16		18,465
Forfeited	(27,151)		14.96	—		—
Balance, December 31, 2020	2,110,448	C$	15.45	6.55	C$	11,604
Granted	437,006		19.64	7.22		—
Exercised	(506,926)		13.92	5.95		1,453
Forfeited	—		—	—		—
Balance, December 31, 2021	2,040,528	C$	15.45	6.11	C$	3,145
Exercisable, December 31, 2021	1,398,668	C$	16.09	5.83	C$	3,247
(iii)	Employee share purchase plan

Under the Company’s ESPP, eligible employees may have a portion of their earnings withheld to be used to purchase the Company’s common shares. The Company will match 20% of the employee contribution amount for the first five thousand dollars per employee contributed annually and 10% of the employee contribution amount for contributions over five thousand dollars up to ten thousand dollars annually. Common shares purchased through the Company match portion shall not be eligible for sale by the participant for a period of one year following the purchase date on which such shares were acquired. At the Company’s option, the common shares may be (i) issued to participants from treasury at the average share price or (ii) acquired on behalf of participants by purchases through the facilities of the TSX or NYSE by an independent broker. The aggregate number of common shares reserved for issuance from treasury by AQN under the ESPP shall not exceed 4,000,000 common shares.

Algonquin | Notes to the Consolidated Financial Statements	125

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)
(c) Share-based compensation (continued)
(iii)	Employee share purchase plan (continued)
The Company uses the fair value based method to measure the compensation expense related to the Company’s contribution. For the year ended December 31, 2021, a total of $355,096 common shares (2020 - $302,727) were issued to employees under the ESPP.
(iv)	Director's deferred share units
Under the Company’s DSU plan, non-employee directors of the Company may elect annually to receive all or any portion of their compensation in DSUs in lieu of cash compensation. Directors’ fees are paid on a quarterly basis and at the time of each payment of fees, the applicable amount is converted to DSUs. A DSU has a value equal to one of the Company’s common shares. Dividends accumulate in the DSU account and are converted to DSUs based on the market value of the shares on that date. DSUs cannot be redeemed until the director retires, resigns, or otherwise leaves the Board. The DSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these options are accounted for as equity awards. For the year ended December 31, 2021, a total of 73,467 DSUs (2020 - 84,074) were issued and 87,582 DSUs (2020 -       nil) were settled in exchange for 40,786 common shares issued from treasury, and 46,796 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. As of December 31, 2021, 530,378 (2020 - 544,493) DSUs were outstanding pursuant to the election of the directors to defer a percentage of their director’s fee in the form of DSUs. The aggregate number of common shares reserved for issuance from treasury by AQN under the DSU plan shall not exceed 1,000,000 common shares.
(v)	Performance and restricted share units
The Company offers a PSU and RSU plan to its employees as part of the Company’s long-term incentive program. PSUs have been granted annually for three-year overlapping performance cycles. The PSUs vest at the end of the three-year cycle and are calculated based on established performance criteria. At the end of the three-year performance periods, the number of common shares issued can range from 2.5% to 237% of the number of PSUs granted. RSU vesting conditions and dates vary by grant and are outlined in each award letter. RSUs are not subject to performance criteria. Dividends accumulating during the vesting period are converted to PSUs and RSUs based on the market value of the shares on that date and are recorded in equity as the dividends are declared. None of the PSUs or RSUs have voting rights. Any PSUs or RSUs not vested at the end of a performance period will expire. The PSUs and RSUs provide for settlement in cash or common shares at the election of the Company. As the Company does not expect to settle these instruments in cash, these units are accounted for as equity awards. The aggregate number of common shares reserved for issuance from treasury by AQN under the PSU and RSU plan shall not exceed 7,000,000 common shares.
Compensation expense associated with PSUs is recognized rateably over the performance period. Achievement of the performance criteria is estimated at the consolidated balance sheet dates. Compensation cost recognized is adjusted to reflect the performance conditions estimated to date.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

13.	Shareholders’ capital (continued)

(c)	Share-based compensation (continued)
(v)	Performance and restricted share units (continued) A summary of the PSUs and RSUs follows:

	Number of	Weighted grant-date		Weighted remaining term (years)	Aggregate intrinsic value
Balance, January 1, 2020	2,412,043	$	C 14.00	1.86	$	C 44,309
Granted, including dividends	1,313,171		19.31	2.00		24,966
Exercised	(968,470)		14.45	—		20,105
Forfeited	(35,537)		15.62	—		745
Balance, December 31, 2020	2,721,207	$	C 16.58	0.93	$	C 54,560
Granted, including dividends	805,433		19.94	2.77		12,881
Exercised	(865,067)		13.79	—		17,005
Forfeited	(217,901)		18.64	—		3,981
Balance, December 31, 2021	2,443,672	$	C 18.07	1.72	$	C 44,646
Exercisable, December 31, 2021	775,674	$	C 16.12		$	C 14,172
(vi)	Bonus deferral RSUs
Eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. These RSUs provide for settlement in shares, and therefore these RSUs are accounted for as equity awards. The RSUs granted are 100% vested and, therefore, compensation expense associated with these RSUs is recognized immediately upon issuance.
During the year ended December, 31, 2021, 56,686 bonus deferral RSUs were granted to employees of the Company. In addition, the Company settled 152,564 bonus deferral RSUs in exchange for 70,571 common shares issued from treasury, and 81,993 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs.

Algonquin | Notes to the Consolidated Financial Statements	127

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

14.	Accumulated other comprehensive income (loss)
AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post- employment actuarial changes	Total
Balance, January 1, 2020	$(68,822)	$75,099	$(16,038)	$(9,761)
Other comprehensive income (loss)	25,643	(13,418)	(20,964)	(8,739)
Amounts reclassified from AOCI to the consolidated statement of operations	2,763	(10,864)	3,403	(4,698)
Net current period OCI	$28,406	$(24,282)	$(17,561)	$(13,437)
OCI attributable to the non-controlling interests	691	—	—	691
Net current period OCI attributable to shareholders of AQN	$29,097	$(24,282)	$(17,561)	$(12,746)
Balance, December 31, 2020	$(39,725)	$50,817	$(33,599)	$(22,507)
Other comprehensive income (loss)	(25,982)	(97,103)	32,247	(90,838)
Amounts reclassified from AOCI to the consolidated statement of operations	(4,288)	42,772	9,804	48,288
Net current period OCI	$(30,270)	$(54,331)	$42,051	$(42,550)
OCI attributable to the non-controlling interests	(249)	—	—	(249)
Net current period OCI attributable to shareholders of AQN	$(30,519)	$(54,331)	$42,051	$(42,799)
Amount reclassified from AOCI to non- controlling interest (note 3(g))	(6,371)	—	—	(6,371)
Balance, December 31, 2021	$(76,615)	$(3,514)	$8,452	$(71,677)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and post-employment actuarial changes affected pension and post-employment non-service costs (note 24(b)).
15.	Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	2021				2020
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$423,023		$0.6669		$344,382		$0.6063
Preferred shares, Series A	c$	6,194	c$	1.2905	c$	6,194	c$	1.2905
Preferred shares, Series D	c$	5,091	c$	1.2728	c$	5,091	c$	1.2728

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

16.	Related party transactions
(a)	Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during 2021, the Company charged its equity-method investees $25,778 (2020 - $25,693). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the year, the development fees charged to the Company were $2,036 (2020 - $25,985).
Investment and acquisition transactions with equity-method investments are described in note 8(c).
In 2020, the Company issued a promissory note of $30,493 payable to Altavista Solar Subco, LLC, an equity investee of the Company at the time. The note was repaid in full during the second quarter of 2021. During the fourth quarter of 2021, the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC, an equity investee of the Company (note 12(k)).
(b)	Redeemable non-controlling interest held by related party
Liberty Global Energy Solutions (note 8(c)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Global Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company. Liberty Global Energy Solutions has a preference share ownership in AY Holdings which AQN reflects as redeemable non-controlling interest held by related party. Redemption is not considered probable as at December 31, 2021. During the year ended December 31, 2021, the Company incurred non-controlling interest attributable to Liberty Global Energy Solutions of $10,435 (2020 - $12,651) and recorded distributions of $10,214 (2020 - $12,198) (note 17).
(c)	Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in AIP, a consolidated subsidiary of the Company, acquired by AYES Canada in May 2019 for $96,752 (C$130,103) (note 8(b)) and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV in November 2021 for $39,376 (note 8(c)). During the year ended December 31, 2021, the Company recorded distributions of $17,793 (2020 - $16,064).
(d)	Transactions with Atlantica
During the year ended December 31, 2021, the Company sold Colombian solar assets to Atlantica for consideration of $23,863, and contingent consideration of $2,600, if certain milestones are met. As at December 31, 2021 a gain on the sale of $878 has been recognized.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

Algonquin | Notes to the Consolidated Financial Statements	129

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

17.	Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the years ended December 31 consists of the following:

	2021	2020
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$88,417	$62,682
Non-controlling interests - redeemable tax equity partnership units	6,902	6,955
Other net earnings attributable to:
Non-controlling interests	(5,682)	(2,351)
	$89,637	$67,286
Redeemable non-controlling interest, held by related party	(10,435)	(12,651)
Net effect of non-controlling interests	$79,202	$54,635
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting as described in note 1(s).
Non-controlling interests
The Company obtained control of the three Mid-West Wind Facilities, and the Sugar Creek Wind Facility and Maverick Creek Wind Facility in 2021 (notes 3(c) and 3(e)). During 2021, third-party tax equity investors funded $530,880, $380,829 and $147,914 to the Mid-West Wind Facilities, the Sugar Creek Wind Facility and the Maverick Creek Wind Facility, respectively, in exchange for Class A partnership units in the entities.
As of December 31, 2021, non-controlling interests of $1,441,924 (2020 - $399,487) include partnership units held by tax equity investors in certain U.S. wind power and solar generating facilities of $1,377,117 (2020 - $388,253) and other non-controlling interests of $64,807 (2020 - $11,234).
Non-controlling interest held by related party
Non-controlling interest was issued to AYES Canada in May 2019 for $96,752 (note 8(b)). The partnership agreement has liquidation rights and priorities to each equity holder that are different from the underlying percentage ownership interests. As such, the share of earnings attributable to the non-controlling interest holder is calculated using the HLBV method of accounting. For the year ended December 31, 2021, the Company incurred non-controlling interest of $nil (2020 - $nil) and recorded distributions of $17,793 (2020 - $16,064) during the year. The balance of the non-controlling interest as of December 31, 2021 was $41,782 (2020 - $59,125).
Non-controlling interest was issued to Liberty Development JV Inc, in November 2021 for $39,376 (note 8(c)). There was no change to the balance in 2021.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

17.	Non-controlling interests and redeemable non-controlling interests (continued)
Redeemable non-controlling interests
Non-controlling interests in subsidiaries that are redeemable upon the occurrence of uncertain events not solely within AQN’s control are classified as temporary equity on the consolidated balance sheets. If the redemption is probable or currently redeemable, the Company records the instruments at their redemption value. Redemption is not considered probable as of December 31, 2021. Changes in redeemable non-controlling interests are as follows:

	Redeemable non-controlling interests held by related party		Redeemable non-controlling interests
	2021	2020	2021	2020
Opening balance	$306,316	$305,863	$20,859	$25,913
Net effect from operations	10,435	12,651	(6,902)	(6,955)
Contributions, net of costs	—	—	—	3,717
Dividends and distributions declared	(10,214)	(12,198)	(968)	(951)
Repurchase of non-controlling interest	—	—	—	(865)
Closing balance	$306,537	$306,316	$12,989	$20,859

18.	Income taxes
The provision for income taxes in the consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2020 - 26.5%). The differences are as follows:

	2021	2020
Expected income tax expense at Canadian statutory rate	$37,691	$209,989
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(47,600)	(27,082)
Adjustments from investments carried at fair value	2,709	(87,058)
Non-controlling interests share of income	25,135	18,243
Non-deductible acquisition costs	3,733	3,223
Tax credits	(49,415)	(40,185)
Adjustment relating to prior periods	1,333	(4,228)
Deferred income taxes on regulated income recorded as regulatory assets	(3,807)	(2,811)
Amortization and settlement of excess deferred income tax	(16,778)	(12,392)
Other	3,574	6,884
Income tax expense (recovery)	$(43,425)	$64,583

On April 8, 2020, the IRS issued final regulations with respect to rules regarding certain Hybrid arrangements as a result of U.S. Tax reform. As a result of the final regulations, the Company recorded a one-time income tax expense of $9,300 to reverse the benefit of the deductions taken in a prior year.

Algonquin | Notes to the Consolidated Financial Statements	131

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Income taxes (continued)
For the years ended December 31, 2021 and 2020, earnings before income taxes consist of the following:

	2021	2020
Canada (1)	$(60,848)	$622,776
U.S.	153,719	165,431
Other regions	49,361	4,204
	$142,232	$792,411
(1) Inclusive of fair value gain (loss) on investments carried at fair value (note 8)

Income tax expense (recovery) attributable to income (loss) consists of:

	Current	Deferred	Total
Year ended December 31, 2021
Canada	$4,560	$(33,993)	$(29,433)
United States	1,024	(19,772)	(18,748)
Other regions	$1,653	$3,103	4,756
	$7,237	$(50,662)	$(43,425)
Year ended December 31, 2020
Canada	$4,319	$62,061	$66,380
United States	(1,448)	(1,745)	(3,193)
Other regions	$2,017	$(621)	1,396
	$4,888	$59,695	$64,583

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

18.	Income taxes (continued)
The tax effect of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2021 and 2020 are presented below:

	2021	2020
Deferred tax assets:
Non-capital loss, investment tax credits, currently non-deductible interest expenses, and financing costs	$761,666	$531,353
Pension and OPEB	46,580	66,826
Environmental obligation	15,271	16,145
Regulatory liabilities	166,939	168,054
Other	64,460	65,787
Total deferred income tax assets	$1,054,916	$848,165
Less: valuation allowance	(27,471)	(29,824)
Total deferred tax assets	$1,027,445	$818,341
Deferred tax liabilities:
Property, plant and equipment	$782,829	$733,211
Outside basis differentials	412,665	406,429
Regulatory accounts	300,072	212,937
Other	30,471	12,528
Total deferred tax liabilities	$1,526,037	$1,365,105
Net deferred tax liabilities	$(498,592)	$(546,764)
Consolidated balance sheets classification:
Deferred tax assets	$31,595	$21,880
Deferred tax liabilities	(530,187)	(568,644)
Net deferred tax liabilities	$(498,592)	$(546,764)
The valuation allowance for deferred tax assets as at December 31, 2021 was $27,471 (2020 - $29,824). The valuation allowance primarily relates to operating losses that, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax- planning strategies in making this assessment.
As of December 31, 2021, the Company had non-capital losses carried forward and tax credits available to reduce future years' taxable income, which expire as follows:

Non-capital loss carryforward and credits	2022—2026	2027+	Total
Canada	$—	$678,881	$678,881
US	11,283	1,334,299	1,345,582
Total non-capital loss carryforward	$11,283	$2,013,180	$2,024,463
Tax credits	$4,476	$132,509	$136,985
The Company has provided for deferred income taxes for the estimated tax cost of distributed earnings of certain of its subsidiaries. Deferred income taxes have not been provided on approximately $694,947 of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings are indefinitely reinvested and should not give rise to additional tax liabilities. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

Algonquin | Notes to the Consolidated Financial Statements	133

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

19.	Other net losses
Other net losses consist of the following:

	2021	2020
Acquisition and transition-related costs	$14,507	$14,104
U.S. Tax reform (a)	—	11,728
Management succession and executive retirement (b)	—	12,639
Other (c)	8,442	22,840
	$22,949	$61,311
(a)	U.S. Tax reform
As a result of the Tax Cuts and Jobs Act enacted in 2017, regulators in the states where the Regulated Services Group operates contemplated the rate making implications of federal tax rates from the legacy 35% tax rate and the new 21% federal statutory income tax rate effective January 2018. On July 1, 2020, the Company received an order from the Public Service Commission of the State of Missouri that requires the Empire Electric System to refund to customers over five years the revenue requirement collected at the higher tax rate between January 1, 2018 and August 31, 2018 before new rates came into effect. Therefore, an accounting loss was recognized for $11,728 in 2020.
(b)	Management succession and executive retirement
In 2020, the Company announced succession plans for the role of CEO, and the retirements of the CFO and Vice Chair. As part of the retirement agreements, the Company recorded $12,639 of expenses, for the year ended December 31, 2020, in relation to these executives’ share-based compensation agreements.
(c)	Other
Other losses primarily consist of an adjustment to a regulatory liability pertaining to the true-up of prior period tracking accounts, costs pertaining to condemnation proceeding, other miscellaneous asset write- downs, net of miscellaneous gains.
20.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, additional shares issued subsequent to year-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the year and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 9(c)).
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	2021	2020
Net earnings attributable to shareholders of AQN	$264,859	$782,463
Preferred shares, Series A dividend	4,942	4,611
Preferred shares, Series D dividend	4,061	3,790
Net earnings attributable to common shareholders of AQN – basic and diluted	$255,856	$774,062
Weighted average number of shares
Basic	622,347,677	559,633,275
Effect of dilutive securities	6,600,185	4,740,561
Diluted	628,947,862	564,373,836
The common shares potentially issuable for the year ended December 31, 2021, as a result of 437,006 share options (2020 - 479,836) are excluded from this calculation as they are anti-dilutive.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates, or has investments in, a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada are included in the operations of the Renewable Energy Group, while interest income from SAWS is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.
Beginning in 2021, the Company reported income and losses associated with development activities under corporate, as these are no longer considered in management’s evaluation of the Renewable Energy Group where it was reported previously. Comparative figures have been reclassified to conform to presentation adopted in the current period.

	Year ended December 31, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,944,171	$267,970	$—	$2,212,141
Other revenue	53,441	18,339	1,558	73,338
Fuel, power and water purchased	682,602	36,498	—	719,100
Net revenue	1,315,010	249,811	1,558	1,566,379
Operating expenses	597,850	104,262	16	702,128
Administrative expenses	37,179	28,298	1,249	66,726
Depreciation and amortization	280,452	121,414	1,097	402,963
Loss on foreign exchange	—	—	4,371	4,371
Gain on sale of renewable assets	—	(29,063)	—	(29,063)
Operating income	399,529	24,900	(5,175)	419,254
Interest expense	(93,411)	(71,598)	(44,545)	(209,554)
Income (loss) from long-term investments	18,306	84,046	(128,809)	(26,457)
Other	(24,177)	(9,108)	(7,726)	(41,011)
Earnings (loss) before income taxes	$300,247	$28,240	$(186,255)	$142,232
Property, plant and equipment	$7,394,151	$3,615,915	$32,380	$11,042,446
Investments carried at fair value	2,296	1,846,160	—	1,848,456
Equity-method investees	37,492	375,460	20,898	433,850
Total assets	10,512,799	6,123,888	149,149	16,785,836
Capital expenditures	$998,855	$338,637	$7,553	$1,345,045
(1) Renewable Energy Group revenue includes $57,018 related to net hedging loss from energy derivative contracts and availability credits for the year ended December 31, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $19,043 related to alternative revenue programs for the year ended December 31, 2021 that do not represent revenue recognized from contracts with customers.

Algonquin | Notes to the Consolidated Financial Statements	135

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information (continued)

	Year ended December 31, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,386,048	$255,954	$—	$1,642,002
Other revenue	19,088	14,444	1,457	34,989
Fuel and power purchased	384,363	16,645	—	401,008
Net revenue	1,020,773	253,753	1,457	1,275,983
Operating expenses	442,851	73,957	12	516,820
Administrative expenses	36,749	25,743	630	63,122
Depreciation and amortization	219,089	92,890	2,144	314,123
Gain on foreign exchange	—	—	(2,108)	(2,108)
Operating income	322,084	61,163	779	384,026
Interest expense	(99,161)	(52,656)	(30,117)	(181,934)
Income from long-term investments	7,753	93,998	562,987	664,738
Other	(40,128)	(6,537)	(27,754)	(74,419)
Earnings before income taxes	$190,548	$95,968	$505,895	$792,411
Property, plant and equipment	$5,757,532	$2,451,706	$32,600	$8,241,838
Investments carried at fair value	—	1,839,212	—	1,839,212
Equity-method investees	74,673	110,414	1,365	186,452
Total assets	8,528,415	4,586,878	108,856	13,224,149
Capital expenditures	$690,792	$80,746	$14,492	$786,030
(1) Renewable Energy Group revenue includes $28,586 related to net hedging gain from energy derivative contracts for the year ended December 31, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $24,928 related to alternative revenue programs for the year ended December 31, 2020 that do not represent revenue recognized from contracts with customers.
The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

21.	Segmented information (continued)
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	2021	2020
Revenue
United States	$1,801,876	$1,475,087
Canada	157,854	153,502
Other regions	325,749	48,402
	$2,285,479	$1,676,991
Property, plant and equipment
United States	$9,464,716	$6,666,015
Canada	882,454	884,195
Other regions	695,276	691,628
	$11,042,446	$8,241,838
Intangible assets
United States	$23,575	$24,825
Canada	21,780	23,123
Other regions	59,761	66,965
	$105,116	$114,913
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin | Notes to the Consolidated Financial Statements	137

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

22.	Commitments and contingencies
(a)	Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against AQN and certain of its subsidiaries, claiming damages and punitive damages. The action arose from Gaia’s 2010 sale, to a subsidiary of AQN, of Gaia’s interest in certain proposed wind farm projects in Canada. Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets.
The parties agreed to arbitrate the dispute, and concluded hearings on March 17, 2021. The arbitrator released his decision on August 6, 2021, dismissing Gaia's damages claims for oppression and conspiracy, and also dismissing Gaia's punitive damages claim. The arbitrator confirmed that development fees and royalties, calculated as a sliding percentage of the facility's EBITDA (as argued for by the Company), are payable to Gaia in connection with the Company's 74 MW Amherst Island Wind Facility in Ontario. The arbitrator also found that development fees and royalties, calculated on substantially the same basis as the royalties for Amherst Island, are payable to Gaia in connection with the Company's 175 MW Blue Hill Wind Project in Saskatchewan.
Condemnation expropriation proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley”). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley Water System by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. The Town filed its objections to the Tentative Decision on June 1, 2021. On October 14, 2021, the Court denied the Town’s objections and issued the Final Statement of Decision. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court.
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC (“Liberty CalPeco”). The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. There are currently eight active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. Four of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the fifth active lawsuit brought by County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project, and Bridgeport Indian Colony alleges similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In three other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 8, the following significant commitments exist as of December 31, 2021.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

22.	Commitments and contingencies (continued)
(b)	Commitments (continued)
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$62,759	$33,521	$33,585	$33,821	$12,274	$155,106	$331,066
Gas supply and service agreements (ii)	101,406	75,482	49,328	44,286	26,887	176,535	473,924
Service agreements	65,230	59,641	58,356	54,953	50,181	347,546	635,907
Capital projects	85,130	—	—	—	—	—	85,130
Land easements	12,913	13,048	13,212	13,398	13,561	471,755	537,887
Total	$327,438	$181,692	$154,481	$146,458	$102,903	$1,150,942	$2,063,914
(i)
Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of December 31, 2021. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

(ii)
Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

23.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	2021	2020
Accounts receivable	$(56,751)	$(52,778)
Fuel and natural gas in storage	(43,642)	237
Supplies and consumables inventory	445	1,058
Income taxes recoverable	(3,025)	(3,440)
Prepaid expenses	(1,189)	(15,411)
Accounts payable	(33,399)	40,885
Accrued liabilities	31,845	(29,150)
Current income tax liability	4,363	3,818
Asset retirements and environmental obligations	(1,185)	3,562
Net regulatory assets and liabilities	(419,484)	(26,260)
	$(522,022)	$(77,479)

Algonquin | Notes to the Consolidated Financial Statements	139

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments
(a)	Fair value of financial instruments

December 31, 2021	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,848,456	$1,848,456	$1,753,210	$—	$95,246
Development loans and other receivables	32,261	33,286	—	33,286	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	15,362	15,362	—	—	15,362
Interest rate swap designated as a hedge	1,581	1,581	—	1,581	—
Commodity contracts for regulated operations	1,721	1,721	—	1,721	—
Cross currency swap designated as a net investment hedge	1,958	1,958	—	1,958	—
Total derivative instruments	20,622	20,622	—	5,260	15,362
Total financial assets	$1,901,339	$1,902,364	$1,753,210	$38,546	$110,608
Long-term debt	$6,211,375	$6,543,933	$2,418,580	$4,125,352	$—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	277	519	519	—	—
Preferred shares, Series C	13,348	14,580	—	14,580	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	60,462	60,462	—	—	60,462
Energy contracts not designated as a cash flow hedge	1,169	1,169	—	—	1,169
Cross-currency swap designated as a net investment hedge	50,258	50,258	—	50,258	—
Interest rate swaps designated as a hedge	7,008	7,008	—	7,008	—
Commodity contracts for regulated operations	1,348	1,348	—	1,348	—
Total derivative instruments	120,245	120,245	—	58,614	61,631
Total financial liabilities	$6,371,053	$6,705,085	$2,419,099	$4,224,354	$61,631

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)

December 31, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,839,212	$1,839,212	$1,708,683	$20,015	$110,514
Development loans and other receivables	23,804	31,088	—	31,088	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	51,525	51,525	—	—	51,525
Energy contracts not designated as a cash flow hedge	388	388	—	—	388
Commodity contracts for regulatory operations	194	194	—	194	—
Total derivative instruments	52,107	52,107	—	194	51,913
Total financial assets	$1,915,123	$1,922,407	$1,708,683	$51,297	$162,427
Long-term debt	$4,538,470	$5,140,059	$2,316,586	$2,823,473	$—
Notes payable to related party	30,493	30,493	—	30,493	—
Convertible debentures	295	623	623	—	—
Preferred shares, Series C	13,698	15,565	—	15,565	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	5,597	5,597	—	—	5,597
Energy contracts not designated as a cash flow hedge	332	332	—	—	332
Cross-currency swap designated as a net investment hedge	84,218	84,218	—	84,218	—
Forward Interest rate swaps designated as a hedge	19,649	19,649	—	19,649	—
Commodity contracts for regulated operations	614	614	—	614	—
Total derivative instruments	110,410	110,410	—	104,481	5,929
Total financial liabilities	$4,693,366	$5,297,150	$2,317,209	$2,974,012	$5,929

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of December 31, 2021 and 2020 due to the short-term maturity of these instruments.

Algonquin | Notes to the Consolidated Financial Statements	141

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(a)	Fair value of financial instruments (continued)
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and preferred shares, Series C has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable.    Level    2    pricing    inputs    are     obtained     from     various     market     indices  and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $19.76 to $130.85 with a weighted average of $32.51 as of December 31, 2021. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 24(b)(ii) and 24(b)(iv). The fair value of the investment in AYES Canada is determined using a discounted cash flow approach combined with a binomial tree approach. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 7.75% to 8.25% with a weighted average of 8.14%, and the expected volatility of Atlantica's share price ranging from 25.49% to 37.16% as of December 31, 2021. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)	Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

2021
Financial contracts: Swaps	3,239,873
Options	165,671
3,405,544

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)
(i)	Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 7(a)). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at the Sandy Ridge, Senate and Minonk Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
4,585,008	September 2030	$24.54	Illinois Hub
527,931	December 2028	$32.11	PJM Western HUB
2,465,763	December 2027	$23.67	NI HUB
1,998,095	December 2027	$36.46	ERCORT North HUB

Upon the acquisition of the Sugar Creek Wind Facility (note 3(e)), the Company redesignated a long-term energy derivative contract to mitigate the price risk on the expected future sale of power generation. The fair value of the derivative on the redesignation date will be amortized into earnings over the remaining life of the contract.

The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 11,328 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 24(b)(iv)).

Algonquin | Notes to the Consolidated Financial Statements	143

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)
(ii)	Cash flow hedges (continued)
In November 2020, upon the acquisition of Ascendant, (note 3(f)), the Company redesignated two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of Ascendant's term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities.
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	2021	2020
Effective portion of cash flow hedge	$(97,103)	$(13,418)
Amortization of cash flow hedge	(2,132)	(1,248)
Amounts reclassified from AOCI	44,904	(9,616)
OCI attributable to shareholders of AQN	$(54,331)	$(24,282)
The Company expects unrealized loss of $1,843 and unrealized gains of $1,555 and $1,206 currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)	Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $168 for the year ended December 31, 2021 (2020 - loss of $656) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes issued on such date, to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for- fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $4,232 for the year ended December 31, 2021 (2020 - loss of $13,256) was recorded in OCI.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(b)	Derivative instruments (continued)
(iii)	Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $1,595 for the year ended December 31, 2021 (2020 - loss of $3,581) was recorded in OCI.
The Company is party to C$500,000 (December 31, 2020 - C$650,000) cross currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $7,824 for the year ended December 31, 2021 (2020 - gain of $18,875) was recorded in OCI.   On February 15, 2021, the Renewable Energy Group settled the related cross-currency swap related to its C$150,000 debenture that was repaid.
On April 9, 2021, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures issued on such date (note 9(g)), to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap as a hedge fair value changes of the swap are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $1,925 for the year ended December 31, 2021 was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long- term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)	Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
The Company executed on currency forward contracts to manage the currency exposure to the Canadian dollar shares issuance (note 13(a)). A foreign currency gain of $2,329 (2020 - $2,363) was recorded as a result of the settlement.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin | Notes to the Consolidated Financial Statements	145

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)
(b)	Derivative instruments (continued)
(iv)	Other derivatives (continued)
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	2021	2020
Change in unrealized loss on derivative financial instruments:
Energy derivative contracts	$(5,353)	$(901)
Total change in unrealized loss on derivative financial instruments	$(5,353)	$(901)
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(108)	$(1,145)
Currency forward contract	2,329	2,363
Total realized loss on derivative financial instruments	$2,221	$1,218
Loss on derivative financial instruments not accounted for as hedges	(3,132)	317
Amortization of AOCI gains frozen as a result of hedge dedesignation	3,712	3,009
	$580	$3,326
Amounts recognized in the consolidated statements of operations consist of:
Gain (loss) on derivative financial instruments	$(1,749)	$964
Gain on foreign exchange	2,329	2,362
	$580	$3,326
(c)	Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company’s financial instruments that are exposed to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable, notes receivable and derivative instruments. The Company limits its exposure to credit risk with respect to cash equivalents by ensuring available cash is deposited with its senior lenders, all of which have a credit rating of A or better. The Company does not consider the risk associated with the accounts receivable to be significant as the majority of revenue from power generation is earned from large utility customers having a credit rating of Baa2 or better by Moody's, or BBB or higher by S&P, or BBB or higher by DBRS. Revenue is generally invoiced and collected within 45 days.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(c)	Risk management (continued)
Credit risk (continued)
The remaining revenue is primarily earned by the Regulated Services Group, which consists of water and wastewater, electric and gas utilities in the United States, Canada, Bermuda and Chile. In this regard, the credit risk related to Regulated Services Group accounts receivable balances of $293,895 is spread over thousands of customers. The Company has processes in place to monitor and evaluate this risk on an ongoing basis including background credit checks and security deposits from new customers. In addition, most of the Regulators of the Regulated Services Group allow for a reasonable bad debt expense to be incorporated in the rates and therefore recovered from rate payers.
As of December 31, 2021, the Company’s maximum exposure to credit risk for these financial instruments was as follows:

2021
Cash and cash equivalents and restricted cash	$161,389
Accounts receivable	422,752
Allowance for doubtful accounts	(19,327)
Notes receivable	31,468
$596,282
In addition, the Company monitors the creditworthiness of the counterparties to its foreign exchange, interest rate, and energy derivative contracts and assesses each counterparty’s ability to perform on the transactions set forth in the contracts. The counterparties consist primarily of financial institutions. This concentration of counterparties may impact the Company’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to take steps to ensure, to the extent possible, that it will have sufficient liquidity to meet liabilities when due. As of December 31, 2021, in addition to cash on hand of $125,157, the Company had $1,826,256 available to be drawn on its revolving and  term credit facilities. Each of the Company’s revolving credit facilities contain covenants that may limit amounts available to be drawn.

Algonquin | Notes to the Consolidated Financial Statements	147

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

24.	Financial instruments (continued)

(c)	Risk management (continued)
Liquidity risk (continued)
The Company’s liabilities mature as follows:

	Due less than 1 year	Due 2 to 3 years	Due 4 to 5 years	Due after 5 years	Total
Long-term debt obligations	$834,645	$500,070	$1,217,235	$3,671,384	$6,223,334
Interest on long-term debt	196,824	348,479	297,461	1,004,448	1,847,212
Purchase obligations	614,024	—	—	—	614,024
Environmental obligation	12,751	23,876	1,066	19,474	57,167
Advances in aid of construction	1,706	—	—	80,874	82,580
Derivative financial instruments:
Cross-currency swap	27,936	23,115	2,604	1,888	55,543
Interest rate swaps	2,145	2,141	1,335	1,394	7,015
Energy derivative and commodity contracts	8,489	20,148	16,517	17,826	62,980
Contract adjustment payments on Green Equity Units	75,555	112,025	—	—	187,580
Other obligations	66,916	4,473	4,427	260,111	335,927
Total obligations	$1,840,991	$1,034,327	$1,540,645	$5,057,399	$9,473,362

25.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year.

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

Directors Kenneth Moore, Chair of the Board, Managing Partner, NewPoint Capital Partners Inc. Arun Banskota, President & Chief Executive Officer, Algonquin Power & Utilities Corp. Christopher Ball, Executive Vice President, Corpfinance International Ltd. Melissa Stapleton Barnes, Former Senior VP, Enterprise Risk Management Chief Ethics and Compliance Officer, Eli Lilly and Company Dan Goldberg, President and Chief Executive Officer, Telesat Corp.1 Chris Huskilson, Former President and CEO, Emera Inc. D. Randy Laney, Former Chairmanof the Board,The Empire DistrictElectric Company Masheed Saidi, Former Executive Vice President and Chief Operating Officer, U.S. Transmission, National Grid USA Dilek Samil, Former Executive Vice President and Chief Operating Officer, NV Energy Executive Management Team Arun Banskota, President & Chief Executive Officer Arthur Kacprzak, Chief Financial Officer Helen Bremner, Executive Vice President, Strategy and Corporate Planning2 Anthony (Johnny) Johnston, Chief Operating Officer Jeff Norman, Chief Development Officer Kirsten Olsen, Chief Human Resources Officer Mary Ellen Paravalos, Chief Compliance and Risk Officer Colin Penny, Executive Vice President, IT and Digital Transformation3 Jennifer Tindale, Chief Legal Officer George Trisic, Chief Governance Officer and Corporate Secretary4 Dan Goldberg, President and Chief Executive Officer, Telesat Corp.1 1. Mr. Goldberg was appointed to the Board of Directors on March 30, 2022. 2. Ms. Bremner joined the Company on September 16, 2021. 3. Mr. Penny was appointed Executive Vice President, IT and Digital Transformation on November 22, 2021. 4. Mr. Trisic retired from the Company as of April 1, 2022. Algonquin | 2021 Annual Report 149

Contents

Algonquin Power & Utilities Corp.
Notes to the Consolidated Financial Statements
December 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)

Corporate info Canadian Transfer Agent: TSX Trust Company (Canada) 300-100 Adelaide Street WestToronto, Ontario,Canada M5H 1S3 U.S. Transfer Agent: AST American Stock Transfer & Trust Company, LLC 6201 15th Avenue Brooklyn, New York 11219 Auditors: Ernst & Young LLP Toronto, Ontario The Toronto Stock Exchange: AQN, AQN.PR.A, AQN.PR.D The New York Stock Exchange: AQN, AQNA, AQNB, AQNU Stay connected! Greater Toronto Headquarters: 354 Davis Road, Oakville, Ontario, Canada L6J 2X1 905-465-4500 905-465-4514 AQN_Utilities www.linkedin.com/company/algonquin-power-&-utilities-corp www.algonquinpower.com